SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 03/31/2010	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE
COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

1.01 - IDENTIFICATION

1 - CVM CODE 00951-2	2 - NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. - PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01
4 - NIRE 33300032061

01.02 - HEAD OFFICE

1 - ADDRESS Av. República do Chile, 65 - 24th floor				2 - QUARTER OR DISTRICT Centro
3 - CEP (ZIP CODE) 20031-912	4 - CITY Rio de Janeiro			5 - STATE RJ
6 - AREA CODE 021	7 - PHONE 3224-2040	8 - PHONE 3224-2041	9 - PHONE -	10 - TELEX
11 - AREA CODE 021	12 - FAX 3224-9999	13 - FAX 3224-6055	14 - FAX 3224-7784
15 - E-MAIL petroinvest@petrobras.com.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)

1 - NAME Almir Guilherme Barbassa
2 - ADDRESS Av. República do Chile, 65 - 23rd floor			3 - QUARTER OR DISTRICT Centro
4 - CEP (ZIP CODE) 20031-912	5 - CITY Rio de Janeiro			6 - STATE RJ
7 - AREA CODE 021	8 - PHONE NUMBER 3224-2040	9 - PHONE NO. 3224-2041	10 - PHONE NO. -	11 - TELEX
12 - AREA CODE 021	13 - FAX No. 3224-9999	14 - FAX No. 3224-6055	15 - FAX No. 3224-7784
16 - E-MAIL barbassa@petrobras.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT FISCAL YEAR			CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2010	12/31/2010	1	01/01/2010	03/31/2010	4	10/01/2009	12/31/2009
9- NAME OF INDEPENDENT ACCOUNTING FIRM KPMG Auditores Independentes						10- CVM CODE 00418-9
11- NAME OF THE ENGAGEMENT PARTNER Manuel Fernandes Rodrigues de Sousa						12- CPF (Taxpayers registration) 783.840.017-15

Page: 1

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL

No. OF SHARES (THOUSANDS)	1- CURRENT QUARTER 03/31/2010	2 - PREVIOUS QUARTER 12/31/2009	3 - PREVIOUS YEAR 03/31/2009
Capital Paid-in
1 - Common	5.073.347	5.073.347	5.073.347
2 - Preferred	3.700.729	3.700.729	3.700.729
3 - Total	8.774.076	8.774.076	8.774.076
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operational
3 - TYPE OF SHARE CONTROL State Holding Company
4 - ACTIVITY CODE 1010 - Oil and Gas
5 - MAIN ACTIVITY Prospecting Oil/Gas, Refining and Energy Activities
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF SPECIAL REVIEW REPORT Unqualified opinion

01.07 - CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 - ITEM	2 - CNPJ (TAXPAYERS RECORD NUMBER)	3 - NAME

01.08 - DIVIDENDS/INTEREST ONCAPITAL APPROVED AND/OR PAIDDURING AND AFTERTHE CURRENT QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - TYPE	5 - PET BEGINS ON	6 - TYPE OF SHARE	7 - DIVIDENDS PER SHARE
01	RCA	03/19/2010	Interest on Capital Payable	04/30/2010	ON	0,1200000000
02	RCA	03/19/2010	Interest on Capital Payable	04/30/2010	PN	0,1200000000
03	AGO	04/22/2010	Dividends	04/30/2010	ON	0,1300000000
04	AGO	04/22/2010	Dividends	04/30/2010	PN	0,1300000000
05	RCA	05/14/2010	Interest on Capital Payable	08/31/2010	ON	0,2000000000
06	RCA	05/14/2010	Interest on Capital Payable	08/31/2010	PN	0,2000000000

Page: 2

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (R$ Thousand)	4 - AMOUNT OF CHANGE (R$ Thousand)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 - SHARE ISSUE PRICE (R$)

1.10 - INVESTOR RELATIONS DIRECTOR

1 - DATE 05/14/2010	2 - SIGNATURE

Page: 3

02.01 - UNCONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 03/31/2010	4 - 12/31/2009
1	Total Assets	335,214,551	320,052,362
1.01	Current Assets	60,731,838	54,075,785
1.01.01	Cash and Cash Equivalents	17,522,138	16,798,113
1.01.01.01	Cash and Banks	121,473	645,862
1.01.01.02	Short Term Investments	17,400,665	16,152,251
1.01.02	Accounts Receivable, net	16,246,353	12,844,381
1.01.02.01	Customers	16,246,353	12,844,381
1.01.02.01.01	Customers	2,735,184	2,187,257
1.01.02.01.02	Subsidiary and Affiliated Companies	10,428,994	7,790,090
1.01.02.01.03	Other Accounts Receivable	3,393,075	3,173,144
1.01.02.01.04	Allowance for Doubtful Accounts	(310,900)	(306,110)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	15,110,775	14,437,132
1.01.04	Other	11,852,572	9,996,159
1.01.04.01	Dividends Receivable	1,552,031	779,937
1.01.04.02	Recoverable Taxes	4,044,406	4,049,161
1.01.04.03	Prepaid Expenses	1,274,053	1,267,027
1.01.04.04	Other Current Assets	537,505	432,694
1.01.04.05	Marketable Securities	2,861,212	1,717,566
1.01.04.06	Advances to Suppliers	1,583,365	1,749,774
1.02	Non-current Assets	274,482,713	265,976,577
1.02.01	Long-Term Assets	73,725,747	73,468,430
1.02.01.01	Miscellaneous Credits	5,628,334	5,556,351
1.02.01.01.01	Petroleum and Alcohol Accounts – STN	817,150	816,714
1.02.01.01.02	Marketable Securities	4,334,507	4,179,820
1.02.01.01.03	Investments in Privatization Process	1,331	1,331
1.02.01.01.04	Other Accounts Receivable	475,346	558,486
1.02.01.02	Accounts Receivable, net	49,326,809	49,183,729
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	49,326,809	49,183,729
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	18,770,604	18,728,350
1.02.01.03.01	Project Financing	923,420	2,330,497
1.02.01.03.02	Deferred Income Tax and Social Contribution	4,429,747	3,309,932
1.02.01.03.03	Deferred Value-Added Tax (ICMS)	1,885,530	1,898,559
1.02.01.03.04	Deferred PASEP/COFINS	6,866,685	6,431,385
1.02.01.03.05	Judicial Deposits	1,731,432	1,690,787
1.02.01.03.06	Advance for Pension Plan	0	0
1.02.01.03.07	Advances to Suppliers	1,724,442	1,899,651
1.02.01.03.08	Prepaid Expenses	818,863	830,041
1.02.01.03.09	Inventories	63,406	25,617

Page: 4

02.01 - UNCONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 03/31/2010	4 - 12/31/2009
1.02.01.03.10	Other Non-Current Assets	327,079	311,881
1.02.02	Fixed Assets	200,756,966	192,508,147
1.02.02.01	Investments	39,750,966	39,373,050
1.02.02.01.01	In Affiliates	322,106	574,975
1.02.02.01.02	In Affiliates - Goodwill	1,692,453	1,692,453
1.02.02.01.03	In subsidiaries	37,038,122	36,407,008
1.02.02.01.04	In subsidiaries - Goodwill	549,665	549,665
1.02.02.01.05	Other investmets	148,620	148,949
1.02.02.02	Property, Plant and Equipment	157,418,323	149,446,792
1.02.02.03	Intangible	3,154,058	3,216,485
1.02.02.04	Deferred Charges	433,619	471,820

Page: 5

02.02 - UNCONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 03/31/2010	4 - 12/31/2009
2	Liabilities and Stockholders' Equity	335,214,551	320,052,362
2.01	Current Liabilities	84,645,566	79,074,060
2.01.01	Loans and Financing	8,863,310	3,122,983
2.01.01.01	Financings	8,294,514	2,452,406
2.01.01.02	Interest on Financing	568,796	670,577
2.01.02	Debentures	0	0
2.01.03	Suppliers	8,584,868	9,670,467
2.01.04	Taxes, Contribution and Participation	8,038,174	8,267,724
2.01.05	Dividends payable	3,983,629	2,333,053
2.01.06	Accruals	3,917,282	4,353,440
2.01.06.01	Payroll and Related Charges	1,848,622	1,906,782
2.01.06.02	Provision for Contingencies	54,000	54,000
2.01.06.03	Pension plan	651,886	591,686
2.01.06.04	Healthcare benefits plan	531,118	531,118
2.01.06.05	Profit sharing for employees and management	831,656	1,269,854
2.01.07	Debts with Subsidiaries and Affiliated Companies	30,308,514	31,848,600
2.01.07.01	Suppliers	30,308,514	31,848,600
2.01.08	Others	20,949,789	19,477,793
2.01.08.01	Advances from Customers	282,804	133,917
2.01.08.02	Project Financing	412,737	351,302
2.01.08.03	Undertakings with transfer of benefits, risks and control of assets	2,523,389	3,556,808
2.01.08.04	Deferred Income	0	0
2.01.08.05	Credit Rights Assingned - FIDC-NP	16,437,525	14,318,379
2.01.08.06	Others	1,293,334	1,117,387
2.02	Non-Current Liabilities	79,600,477	76,069,829
2.02.01	Long-term Liabilities	79,600,477	76,069,829
2.02.01.01	Loans and Financing	26,554,018	26,003,967
2.02.01.01.01	Financing	26,554,018	26,003,967
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	32,383,378	30,199,945
2.02.01.03.01	Healthcare Benefits Plan	9,784,292	9,535,187
2.02.01.03.02	Provision for Contingencies	1,172,752	197,650
2.02.01.03.03	Pension Plan	3,664,395	3,612,199
2.02.01.03.04	Deferred Income Tax and Social Contribution	17,761,939	16,854,909
2.02.01.04	Subsidiaries and Affiliated Companies	665,351	904,939
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	19,997,730	18,960,978
2.02.01.06.01	Provision for Dismantling of Areas	4,405,457	4,418,856
2.02.01.06.02	Undertakings with transfer of benefits, risks and control of assets	11,848,593	10,903,870
2.02.01.06.03	Deferred Income	60,522	62,121
2.02.01.06.04	Others Accounts and Expenses Payable	3,683,158	3,576,131

Page: 6

02.02 - UNCONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 03/31/2010	4 - 12/31/2009
2.03	Deferred income	0	0
2.05	Shareholders’ Equity	170,968,508	164,908,473
2.05.01	Subscribed and Paid-In Capital	78,966,691	78,966,691
2.05.01.01	Paid in Capital	78,966,691	78,966,691
2.05.02	Capital Reserves	514,857	514,857
2.05.02.01	AFRMM and Other	0	0
2.05.02.02	Fiscal Incentive - Income Tax	514,857	514,857
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries and Affiliated Companies	0	0
2.05.04	Revenue Reserves	85,430,762	85,430,762
2.05.04.01	Legal	10,901,656	10,901,656
2.05.04.02	Statutory	1,294,207	1,294,207
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Earnings	0	0
2.05.04.05	Retention of Earnings	72,123,265	72,123,265
2.05.04.06	Undistributed Dividends	0	0
2.05.04.07	Others Revenue Reserves	1,111,634	1,111,634
2.05.05	Equity valuation adjustments	(33,617)	(156,982)
2.05.05.01	Adjustments of securities	63,689	6,365
2.05.05.02	Accumulated translation adjustments	(97,306)	(163,347)
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Retained Earnings/(Accumulated losses)	6,089,815	153,145
2.05.07	Advance for Future Capital Increase	0	0

Page: 7

03.01 - UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2010a 03/31/2010	4 - 01/01/2010a 03/31/2010	5- 01/01/2009 to 03/31/2009	6- 01/01/2009 to 03/31/2009
3.01	Gross Operating Revenues	48,246,679	48,246,679	39,982,843	39,982,843
3.02	Sales Deductions	(11,294,772)	(11,294,772)	(9,511,004)	(9,511,004)
3.03	Net Operating Revenues	36,951,907	36,951,907	30,471,839	30,471,839
3.04	Cost of Products and Services Sold	(21,342,361)	(21,342,361)	(17,224,071)	(17,224,071)
3.05	Gross profit	15,609,546	15,609,546	13,247,768	13,247,768
3.06	Operating Expenses	(5,413,190)	(5,413,190)	(4,582,072)	(4,582,072)
3.06.01	Selling	(1,749,911)	(1,749,911)	(1,703,699)	(1,703,699)
3.06.02	General and Administrative	(1,225,155)	(1,225,155)	(1,135,209)	(1,135,209)
3.06.02.01	Management and Board of Directors Remuneration	(1,305)	(1,305)	(1,300)	(1,300)
3.06.02.02	Administrative	(1,223,850)	(1,223,850)	(1,133,909)	(1,133,909)
3.06.03	Financial	(113,309)	(113,309)	378,359	378,359
3.06.03.01	Income	912,279	912,279	1,727,595	1,727,595
3.06.03.02	Expenses	(1,025,588)	(1,025,588)	(1,349,236)	(1,349,236)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(3,317,362)	(3,317,362)	(3,463,039)	(3,463,039)
3.06.05.01	Taxes	(80,603)	(80,603)	(67,310)	(67,310)
3.06.05.02	Cost of Research and Technological Development	(379,778)	(379,778)	(331,994)	(331,994)
3.06.05.03	Impairment	0	0	0	0
3.06.05.04	Exploratory Costs for the Extraction of Crude Oil and Gas	(875,821)	(875,821)	(780,999)	(780,999)
3.06.05.05	Healthcare and Pension Plan	(384,088)	(384,088)	(350,385)	(350,385)
3.06.05.06	Monetary and Foreign Exchange Variations, Net	229,190	229,190	(682,768)	(682,768)
3.06.05.07	Other Operating Expenses, Net	(1,826,262)	(1,826,262)	(1,249,583)	(1,249,583)
3.06.06	Equity Pick-up	992,547	992,547	1,341,516	1,341,516
3.07	Operating Income	10.645.021	10.645.021	8.972.945	8.972.945
3.08	Non-operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0

Page: 8

03.01 - UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3- 01/01/2010to 03/31/2010	4- 01/01/2010to 03/31/2010	5- 01/01/2009 to 03/31/2009	6- 01/01/2009 to 03/31/2009
3.09	Income before Taxes/Profit Sharing	10,196,356	10,196,356	8,665,696	8,665,696
3.10	Income Tax and Social Contribution	(2,746,451)	(2,746,451)	(1,753,204)	(1,753,204)
3.11	Deferred Income Tax	241,580	241,580	(631,035)	(631,035)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Stockholders’ Capital	0	0	0	0
3.15	Net Income for the period	7,691,485	7,691,485	6,281,457	6,281,457
	Number of Shares. Ex-Treasury (Thousands)	8,774,076	8,774,076	8,774,076	8,774,076
	Net Income per Share	0,87661	0,87661	0,71591	0,71591
	Loss per Share

Page: 9

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3- 01/01/2010 to 03/31/2010	4- 01/01/2010 to 03/31/2010	5- 01/01/2009 to 03/31/2009	6- 01/01/2009 to 03/31/2009
4.01	Net Cash - Operating Activities	3,030,236	3,030,236	11,957,308	11,957,308
4.01.01	Cash provided by operating activities	7,986,407	7,986,407	7,147,244	7,147,244
4.01.01.01	Net income for the year	7,691,485	7,691,485	6,281,457	6,281,457
4.01.01.02	Minority interest	0	0	0	0
4.01.01.03	Equity in earnings (losses) of significant investments	(992,547)	(992,547)	(1,341,516)	(1,341,516)
4.01.01.04	Goodwill/discount - Amortization	0	0	0	0
4.01.01.05	Depreciation, exhaustion and amortization	2,288,635	2,288,635	2,154,469	2,154,469
4.01.01.06	Loss on recovery of assets	2,766	2,766	98,687	98,687
4.01.01.07	Write-off of dry wells	576,880	576,880	473,262	473,262
4.01.01.08	Residual value of permanent assets written off	13,283	13,283	4,563	4,563
4.01.01.09	Exchange and monetary variation and charges on financing	(1,352,515)	(1,352,515)	(1,154,713)	(1,154,713)
4.01.01.10	Deferred income and social contribution taxes, net	(241,580)	(241,580)	631,035	631,035
4.01.02	Changes in assets and liabilities	(5,635,218)	(5,635,218)	4,936,526	4,936,526
4.01.02.01	Accounts receivable	(679,928)	(679,928)	(39,249)	(39,249)
4.01.02.02	Inventories	(572,514)	(572,514)	(792,776)	(792,776)
4.01.02.03	Petroleum and alcohol accounts - STN	(436)	(436)	(3,584)	(3,584)
4.01.02.04	Exchange variation of permanent assets	0	0	0	0
4.01.02.05	Accounts payable to suppliers	(1,085,599)	(1,085,599)	(853,190)	(853,190)
4.01.02.06	Taxes, fees and contributions	(831,550)	(831,550)	296,595	296,595
4.01.02.07	Project financing obligations	61,435	61,435	5,002	5,002
4.01.02.08	Healthcare and pension plans	552,364	552,364	248,749	248,749
4.01.02.09	Short term operations with subsidiaries and affiliated company	(3,078,990)	(3,078,990)	6,074,979	6,074,979
4.01.03	Others	679,047	679,047	(126,462)	(126,462)
4.01.03.01	Other assets	14,713	14,713	(376,475)	(376,475)
4.01.03.02	Other liabilities	664,334	664,334	250,013	250,013
4.02	Net Cash - Investment Activities	(10,467,579)	(10,467,579)	(10,342,283)	(10,342,283)
4.02.01	Investments in business segments	(9,549,997)	(9,549,997)	(9,737,534)	(9,737,534)

Page: 10

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3- 01/01/2010 to 03/31/2010	4- 01/01/2010 to 03/31/2010	5- 01/01/2009 to 03/31/2009	6- 01/01/2009 to 03/31/2009
4.02.02	Investments in securities	(1,143,646)	(1,143,646)	81,150	81,150
4.02.03	Other investments	202,965	202,965	(374,344)	(374,344)
4.02.04	Dividends received	0	0	53,416	53,416
4.02.05	Undertakings under negotiation	23,099	23,099	(364,971)	(364,971)
4.03	Net Cash - Financing Activities	8,161,368	8,161,368	2,293,475	2,293,475
4.03.01	Financing and loans, net	6,066,285	6,066,285	1,410,898	1,410,898
4.03.02	Non standard Credit Rights Investment Fund	2,119,146	2,119,146	893,833	893,833
4.03.03	Dividends paid to shareholders	(24,063)	(24,063)	(11,256)	(11,256)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	724,025	724,025	3,908,500	3,908,500
4.05.01	Opening balance of cash and cash equivalents	16,798,113	16,798,113	11,268,314	11,268,314
4.05.02	Closing balance of cash and cash equivalents	17,522,138	17,522,138	15,176,814	15,176,814

Page: 11

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2010 to 03/31/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 -REVALUATION RESERVES	6 -REVENUE RESERVES	7 - RETAINED EARNINGS / (ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	78,966,691	514,857	350	85,430,762	0	(1,033,609)	163,879,051
5.02	Prior year adjustments	0	0	(350)	0	153,145	876,627	1,029,422
5.03	Adjusted balance	78,966,691	514,857	0	85,430,762	153,145	(156,982)	164,908,473
5.04	Income / loss for the period	0	0	0	0	7,691,485	0	7,691,485
5.05	Distributions	0	0	0	0	(1,754,815)	0	(1,754,815)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	(1,754,815)	0	(1,754,815)
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	123,365	123,365
5.07.01	Adjustments of marketable securities	0	0	0	0	0	57,324	57,324
5.07.02	Accumulated translation adjustments	0	0	0	0	0	66,041	66,041
5.07.03	Adjustments from business combinations	0	0	0	0	0	0	0
5.08	Increase / decrease in capital	0	0	0	0	0	0	0
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	78,966,691	514,857	0	85,430,762	6,089,815	(33,617)	170,968,508

Page: 12

05.02- STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2010 to 03/31/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 -REVALUATION RESERVES	6 -REVENUE RESERVES	7 - RETAINED EARNINGS / (ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	78,966,691	514,857	350	85,430,762	0	(1,033,609)	163,879,051
5.02	Prior year adjustments	0	0	(350)	0	153,145	876,627	1,029,422
5.03	Adjusted balance	78,966,691	514,857	0	85,430,762	153,145	(156,982)	164,908,473
5.04	Income / loss for the period	0	0	0	0	7,691,485	0	7,691,485
5.05	Distributions	0	0	0	0	(1,754,815)	0	(1,754,815)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	(1,754,815)	0	(1,754,815)
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	123,365	123,365
5.07.01	Adjustments of marketable securities	0	0	0	0	0	57,324	57,324
5.07.02	Accumulated translation adjustments	0	0	0	0	0	66,041	66,041
5.07.03	Adjustments from business combinations	0	0	0	0	0	0	0
5.08	Increase / decrease in capital	0	0	0	0	0	0	0
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	78,966,691	514,857	0	85,430,762	6,089,815	(33,617)	170,968,508

Page: 13

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - Code	2 - Description	3 - 03/31/2010	4 - 12/31/2009
1	Total Assets	365,998,064	350,306,679
1.01	Current Assets	74,459,104	74,373,575
1.01.01	Cash and Cash Equivalents	26,951,326	29,034,228
1.01.01.01	Cash and Banks	2,503,156	2,853,964
1.01.01.02	Short Term Investments	24,448,170	26,180,264
1.01.02	Accounts Receivable, net	16,200,355	14,062,355
1.01.02.01	Customers	16,200,355	14,062,355
1.01.02.01.01	Customers	12,930,238	10,992,121
1.01.02.01.02	Credits with Affiliated Companies	571,016	970,004
1.01.02.01.03	Other Accounts Receivable	4,241,685	3,646,083
1.01.02.01.04	Allowance for Doubtful Accounts	(1,542,584)	(1,545,853)
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	20,030,610	19,447,693
1.01.04	Other	11,276,813	11,829,299
1.01.04.01	Dividends Receivable	37,955	17,688
1.01.04.02	Recoverable Taxes	6,545,622	7,022,538
1.01.04.03	Prepaid Expenses	1,114,577	1,288,623
1.01.04.04	Other Current Assets	3,322,996	3,376,626
1.01.04.05	Marketable Securities	255,663	123,824
1.02	Non-current Assets	291,538,960	275,933,104
1.02.01	Long-Term Assets	37,083,657	34,923,056
1.02.01.01	Credits	8,543,043	8,598,611
1.02.01.01.01	Petroleum and Alcohol Accounts	817,150	816,714
1.02.01.01.02	Marketable Securities	4,725,510	4,638,959
1.02.01.01.03	Investments in Privatization Process	2,233	2,233
1.02.01.01.04	Accounts Receivable, net	2,998,150	3,140,705
1.02.01.02	Credits with Affiliated Companies	157,671	147,335
1.02.01.02.01	With Affiliates	157,671	147,335
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	Other Companies	0	0
1.02.01.03	Other	28,382,943	26,177,110
1.02.01.03.01	Projects Financings	0	0
1.02.01.03.02	Deferred Income Tax and Social Contribution	8,025,513	6,676,029
1.02.01.03.03	Deferred ICMS	2,556,437	2,526,968
1.02.01.03.04	Deferred PASEP/COFINS	7,507,539	6,917,479
1.02.01.03.05	Other Taxes	131,806	110,973
1.02.01.03.06	Judicial Deposits	2,122,764	1,988,688
1.02.01.03.07	Advance for Migration - Pension Plan	0	0
1.02.01.03.08	Advance to Suppliers	5,333,485	5,364,878
1.02.01.03.09	Prepaid Expenses	1,448,217	1,431,565
1.02.01.03.10	Compulsory Loans - Eletrobras	54	54

Page: 14

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - Code	2 - Description	3 - 03/31/2010	4 - 12/31/2009
1.02.01.03.11	Inventories	79,800	38,933
1.02.01.03.12	Other Non-current Assets	1,177,328	1,121,543
1.02.02	Fixed Assets	254,455,303	241,010,048
1.02.02.01	Investments	5,676,750	5,659,760
1.02.02.01.01	In Affiliates	3,468,346	3,460,634
1.02.02.01.02	In Subsidiaries	0	0
1.02.02.01.03	Other Investments	490,151	486,806
1.02.02.01.06	Discount - Acquisition Investments	0	0
1.02.02.01.07	Goodwill - Acquisition Investments	1,718,253	1,712,320
1.02.02.02	Property, Plant and Equipment	240,384,788	227,079,424
1.02.02.03	Intangible	8,393,765	8,270,864
1.02.02.04	Deferred Charges	0	0

Page: 15

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 03/31/2010	4 - 12/31/2009
2	Liabilities and Stockholders' Equity	365,998,064	350,306,679
2.01	Current Liabilities	60,148,102	54,828,766
2.01.01	Loans and Financings	20,335,481	15,165,535
2.01.01.01	Financings	18,813,493	13,746,575
2.01.01.02	Interest on Financings	1,521,988	1,418,960
2.01.02	Debentures	0	0
2.01.03	Suppliers	16,191,083	17,081,600
2.01.04	Taxes, Contribution and Participation	9,842,337	10,590,141
2.01.05	Dividends Payable	3,983,629	2,333,053
2.01.06	Accruals	4,553,543	5,060,993
2.01.06.01	Payroll and Related Charges	2,229,884	2,303,944
2.01.06.02	Provision for Contingencies	54,000	54,000
2.01.06.03	Pension Plan	686,622	641,774
2.01.06.04	Healthcare benefits plan	565,952	565,952
2.01.06.05	Profit sharing for employees and management	1,017,085	1,495,323
2.01.07	Debts with Subsidiaries and Affiliated Companies	0	0
2.01.08	Other	5,242,029	4,597,444
2.01.08.01	Advances from Customers	718,982	559,657
2.01.08.02	Projects Financings	273,795	212,359
2.01.08.03	Undertakings with transfer of benefits, risks and control of assets	360,149	390,252
2.01.08.04	Deferred Income	7,480	7,474
2.01.08.05	Others	3,881,623	3,427,702
2.02	Non-current Liabilities	132,618,168	128,363,836
2.02.01	Long-term Liabilities	132,618,168	128,363,836
2.02.01.01	Loans and Financings	87,157,511	84,992,180
2.02.01.02	Debentures	0	0
2.02.01.03	Accruals	37,734,882	35,487,429
2.02.01.03.01	Healthcare Benefits Plan	10,478,380	10,208,276
2.02.01.03.02	Contingency Accrual	1,918,836	865,299
2.02.01.03.03	Provision for Pension plan	4,048,642	3,956,070
2.02.01.03.04	Deferred Income Tax and Social Contribution	21,240,483	20,405,737
2.02.01.03.05	Other Deferred Taxes	48,541	52,047
2.02.01.04	Subsidiaries and Affiliated Companies	59,226	52,433
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	7,666,549	7,831,794
2.02.01.06.01	Provision for Dismantling of Areas	4,700,858	4,790,500
2.02.01.06.02	Undertakings with transfer of benefits, risks and control of assets	344,351	349,482
2.02.01.06.03	Deferred Income	112,445	231,204
2.02.01.06.04	Others Accounts and Expenses Payable	2,508,895	2,460,608
2.03	Deferred Income	0	0
2.04	Minority Interest	2,932,712	2,909,819

Page: 16

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 03/31/2010	4 - 12/31/2009
2.05	Shareholders equity	170,299,082	164,204,258
2.05.01	Realized capital	78,966,691	78,966,691
2.05.01.01	Paid in Capital	78,966,691	78,966,691
2.05.02	Capital Reserves	514,857	514,857
2.05.02.01	AFRMM subsidy	0	0
2.05.02.02	Fiscal Incentive - Income Tax	514,857	514,857
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries and Affiliated Companies	0	0
2.05.04	Revenue Reserves	84,879,692	84,879,692
2.05.04.01	Legal	10,901,656	10,901,656
2.05.04.02	Statutory	1,294,210	1,294,210
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Earnings	0	0
2.05.04.05	Retained Earnings	72,683,826	72,683,826
2.05.04.06	Undistributed Dividends	0	0
2.05.04.07	Others Revenue Reserves	0	0
2.05.05	Equity valuation adjustments	(33,617)	(156,982)
2.05.05.01	Adjustments of securities	63,689	6,365
2.05.05.02	Accumulated translation adjustments	(97,306)	(163,347)
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Retained Earnings/(Accumulated losses)	5,971,459	0
2.05.07	Advance for Capital Increase	0	0

Page: 17

09.01 - CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 01/01/2010 to 03/31/2010	4 - 01/01/2010 to 03/31/2010	5 - 01/01/2009 to 03/31/2009	6 - 01/01/2009 to 03/31/2009
3.01	Gross Operating Revenues	63,323,785	63,323,785	53,635,715	53,635,715
3.02	Sales Deductions	(12,911,715)	(12,911,715)	(11,005,274)	(11,005,274)
3.03	Net Operating Revenues	50,412,070	50,412,070	42,630,441	42,630,441
3.04	Cost of Products and Services Sold	(31,101,669)	(31,101,669)	(25,815,731)	(25,815,731)
3.05	Gross profit	19,310,401	19,310,401	16,814,710	16,814,710
3.06	Operating Expenses	(8,573,624)	(8,573,624)	(7,163,615)	(7,163,615)
3.06.01	Selling	(2,072,394)	(2,072,394)	(1,865,393)	(1,865,393)
3.06.02	General and Administrative	(1,829,000)	(1,829,000)	(1,749,134)	(1,749,134)
3.06.02.01	Management and Board of Directors Remuneration	(9,256)	(9,256)	(14,585)	(14,585)
3.06.02.02	Administrative	(1,819,744)	(1,819,744)	(1,734,549)	(1,734,549)
3.06.03	Financial	(124,488)	(124,488)	134,129	134,129
3.06.03.01	Income	759,818	759,818	785,596	785,596
3.06.03.02	Expenses	(884,306)	(884,306)	(651,467)	(651,467)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(4,368,461)	(4,368,461)	(3,328,471)	(3,328,471)
3.06.05.01	Taxes	(153,427)	(153,427)	(150,874)	(150,874)
3.06.05.02	Cost of Research and Technological Development	(391,360)	(391,360)	(336,212)	(336,212)
3.06.05.03	Impairment	(193,754)	(193,754)	0	0
3.06.05.04	Exploratory Costs for The Extraction of Crude Oil and Gas	(1,002,668)	(1,002,668)	(934,019)	(934,019)
3.06.05.05	Healthcare and Pension Plan	(408,103)	(408,103)	(371,226)	(371,226)
3.06.05.06	Net Monetary and Exchanges Variation	(576,504)	(576,504)	(475,422)	(475,422)
3.06.05.07	Other Operating Expenses, Net	(1,642,645)	(1,642,645)	(1,060,718)	(1,060,718)
3.06.06	Equity Pick-up	(179,281)	(179,281)	(354,746)	(354,746)
3.07	Operating income	10,736,777	10,736,777	9,651,095	9,651,095
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

Page: 18

09.01 - CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 01/01/2010 to 03/31/2010	4 - 01/01/2010 to 03/31/2010	5 - 01/01/2009 to 03/31/2009	6 - 01/01/2009 to 03/31/2009
3.09	Income before Taxes/Employee profit sharing	10,736,777	10,736,777	9,651,095	9,651,095
3.10	Income Tax and Social Contribution	(3,386,217)	(3,386,217)	(2,389,229)	(2,389,229)
3.11	Deferred Income Tax	446,287	446,287	(540,452)	(540,452)
3.12	Profit Sharing/ Statutory Contribution	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Stockholders’ capital	0	0	0	0
3.14	Minority Interest	(70,573)	(70,573)	(430,545)	(430,545)
3.15	Net Income/loss for the period	7,726,274	7,726,274	6,290,869	6,290,869
	Number of Shares. Ex-Treasury (Thousands)	8,774,076	8,774,076	8,774,076	8,774,076
	Net income per Share (Reais)	0,88058	0,88058	0,71698	0,71698
	Loss per Share (Reais)

Page: 19

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3- 01/01/2010 to 03/31/2010	4- 01/01/2010 to 03/31/2010	5- 01/01/2009 to 03/31/2009	6- 01/01/2009 to 03/31/2009
4.01	Net Cash - Operating Activities	9,676,257	9,676,257	12,403,123	12,403,123
4.01.01	Cash provided by operating activities	13,123,099	13,123,099	11,860,548	11,860,548
4.01.01.01	Net income for the year	7,726,274	7,726,274	6,290,869	6,290,869
4.01.01.02	Minority interest	70,573	70,573	430,545	430,545
4.01.01.03	Equity in earnings (losses) of significant investments	179,281	179,281	354,746	354,746
4.01.01.04	Goodwill/discount - Amortization	0	0	0	0
4.01.01.05	Depreciation, exhaustion and amortization	3,264,506	3,264,506	3,158,969	3,158,969
4.01.01.06	Loss on recovery of assets	310,446	310,446	244,131	244,131
4.01.01.07	Write-off of dry wells	632,186	632,186	562,270	562,270
4.01.01.08	Residual value of permanent assets written off	269,920	269,920	114,092	114,092
4.01.01.09	Exchange and monetary variation and charges on financing	1,116,200	1,116,200	164,474	164,474
4.01.01.10	Deferred income and social contribution taxes, net	(446,287)	(446,287)	540,452	540,452
4.01.02	Changes in assets and liabilities	(3,877,165)	(3,877,165)	1,564,437	1,564,437
4.01.02.01	Accounts receivable	(2,450,239)	(2,450,239)	222,995	222,995
4.01.02.02	Inventories	(562,565)	(562,565)	1,819,752	1,819,752
4.01.02.03	Petroleum and alcohol accounts - STN	(436)	(436)	(3,584)	(3,584)
4.01.02.04	Exchange variation of permanent assets	0	0	0	0
4.01.02.05	Accounts payable to suppliers	(899,882)	(899,882)	(1,001,080)	(1,001,080)
4.01.02.06	Taxes, fees and contributions	(1,077,070)	(1,077,070)	335,922	335,922
4.01.02.07	Project financing obligations	61,435	61,435	5,002	5,002
4.01.02.08	Healthcare and pension plans	600,124	600,124	264,967	264,967
4.01.02.09	Short term operations with subsidiaries / affiliated companies	451,468	451,468	(79,537)	(79,537)
4.01.03	Others	430,323	430,323	(1,021,862)	(1,021,862)
4.01.03.01	Other assets	414,901	414,901	(1,346,824)	(1,346,824)
4.01.03.02	Other liabilities	15,422	15,422	324,962	324,962
4.02	Net Cash - Investment Activities	(16.013.202)	(16.013.202)	(14.426.355)	(14.426.355)
4.02.01	Investments in business segments	(15.998.949)	(15.998.949)	(14.092.668)	(14.092.668)

Page: 20

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3- 01/01/2010 to 03/31/2010	4- 01/01/2010 to 03/31/2010	5- 01/01/2009 to 03/31/2009	6- 01/01/2009 to 03/31/2009
4.02.02	Investments in securities	9,153	9,153	84,875	84,875
4.02.03	Other investments	(64,399)	(64,399)	(436,613)	(436,613)
4.02.04	Dividends received	40,993	40,993	18,051	18,051
4.02.05	Undertakings under negotiation	0	0	0	0
4.03	Net Cash - Financing activities	4,188,214	4,188,214	5,598,333	5,598,333
4.03.01	Financing and loans, net	4,212,277	4,212,277	5,609,589	5,609,589
4.03.02	Non standard Credit Rights Investment Fund	0	0	(11,256)	(11,256)
4.03.03	Dividends paid to shareholders	(24,063)	(24,063)	0	0
4.04	Exchange variation on cash and cash equivalents	65,829	65,829	101,692	101,692
4.05	Increase (decrease) in cash and cash equivalents	(2,082,902)	(2,082,902)	3,676,793	3,676,793
4.05.01	Opening balance of cash and cash equivalents	29,034,228	29,034,228	16,099,008	16,099,008
4.05.02	Closing balance of cash and cash equivalents	26,951,326	26,951,326	19,775,801	19,775,801

Page: 21

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2010 to 03/31/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 -REVALUATION RESERVES	6 -REVENUE RESERVES	7 - RETAINED EARNINGS / (ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	78,966,691	514,857	0	84,879,692	0	(156,982)	164,204,258
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	78,966,691	514,857	0	84,879,692	0	(156,982)	164,204,258
5.04	Income / loss for the period	0	0	0	0	7,726,274	0	7,726,274
5.05	Distributions	0	0	0	0	(1,754,815)	0	(1,754,815)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	(1,754,815)	0	(1,754,815)
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	123,365	123,365
5.07.01	Adjustments of marketable securities	0	0	0	0	0	57,324	57,324
5.07.02	Accumulated translation adjustments	0	0	0	0	0	66,041	66,041
5.07.03	Adjustments from business combinations	0	0	0	0	0	0	0
5.08	Increase / decrease in capital	0	0	0	0	0	0	0
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	78,966,691	514,857	0	84,879,692	5,971,459	(33,617)	170,299,082

Page: 22

11.02 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2010 to 31/03/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL	4 - CAPITAL RESERVES	5 -REVALUATION RESERVES	6 -REVENUE RESERVES	7 - RETAINED EARNINGS / (ACCUMULATED LOSSES)	8 - EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	78,966,691	514,857	0	84,879,692	0	(156,982)	164,204,258
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	78,966,691	514,857	0	84,879,692	0	(156,982)	164,204,258
5.04	Income / loss for the period	0	0	0	0	7,726,274	0	7,726,274
5.05	Distributions	0	0	0	0	(1,754,815)	0	(1,754,815)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	(1,754,815)	0	(1,754,815)
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	123,365	123,365
5.07.01	Adjustments of marketable securities	0	0	0	0	0	57,324	57,324
5.07.02	Accumulated translation adjustments	0	0	0	0	0	66,041	66,041
5.07.03	Adjustments from business combinations	0	0	0	0	0	0	0
5.08	Increase / decrease in capital	0	0	0	0	0	0	0
5.09	Formation / realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	78,966,691	514,857	0	84,879,692	5,971,459	(33,617)	170,299,082

Page: 23

FEDERAL PUBLIC SERVICE	(FOR USE BY THE COMPANY FOR SIMPLE CHECKING)
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	March 31, 2010

00951-2 PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

06.01 - NOTES TO QUARTERLY INFORMATION

1 The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is a Brazilian petroleum company and, directly or through its subsidies, it is engaged in exploring, prospecting and producing petroleum, bituminous schist and other minerals, and in refining, processing, trading and transporting oil, oil products, natural gas and other hydrocarbon fluids, as well as other activities related to energy. Petrobras may also undertake research, development, production, transport, distribution and trading of all types of energy, as well as other correlated or similar activities.

2 Presentation of the financial statements

Consolidated financial statements

The consolidated quarterly information was prepared and is being presented in accordance with the international financial reporting standards (IFRS) issued by the International Accounting Standards Board, and these are the first financial statements presented by the Company in accordance with IFRS.

Individual financial statements

The individual quarterly information was prepared and is being presented in accordance with accounting practices generally accepted in Brazil, observing the provisions contained in the Corporation Law and it incorporates the changes introduced through Law 11638/07 and Law 11941/9 (Provisional Measure 449/08), complemented by new pronouncements, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and rules of the Brazilian Securities Commission (CVM) during 2009, with application as from 2010.

The pronouncements, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by the resolutions of the Federal Accounting Council (CFC) and the rules of the Brazilian Securities Commission are converging with the international accounting rules issued by the International Accounting Standard Board (IASB). Some adjustments were made in the individual financial statements aiming at aligning and adjusting them to the consolidated financial statements in accordance with international financial reporting standards (IFRS), as required by CVM Resolution 610/09 (CPC 43 – Initial Adoption of the Technical Pronouncements). Accordingly, the individual financial statements do not present differences in relation to the consolidated statements according to IFRS, except for the maintenance of deferred charges, as established in CPC 43. The reconciliations of shareholders' equity and results of the parent company with consolidated are described in note 3.4.

Financial statements for 2009

Until December 31, 2009, Petrobras presented its individual and consolidated financial statements in accordance with accounting practices generally accepted in Brazil, which incorporated the changes introduced through Law 11638/07 and Law 11941/09 (Provisional Measure 449/08), complemented by the pronouncements of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and rules of the Brazilian Securities Commission (CVM) until December 31, 2008.

As established in CVM Resolution 609/09 (CPC 37 – Initial Adoption of International Accounting Standards), the international standards where implemented retroactively to January 1, 2009. Accordingly, the accounting information originally disclosed was adjusted and is being presented in accordance with international accounting standards.

The comparison of the balance on the date of adoption of IFRS and of the other adjusted information for 2009 with the amounts disclosed on those dates is presented in notes 3.2 and 3.3.

3 Adoption of international accounting standards

In the balance for adoption of IFRS as of January 1, 2009, exceptions were applied and certain optional exemptions for retroactive application of the IFRS were applied in accordance with CPC 37 and are presented as follows:

3.1 Transition of the accounting practices a) Exchange variations recorded in a specific shareholders’ equity account

The Company adopted CVM Resolution 534/08 (CPC 02 – Effects of changes in the exchange rates and translation of the financial statements), equivalent to IAS 21, in fiscal year 2008. However, due to the date of the opening balance of January 1, 2009, the balance of accumulated translation adjustments existing as of December 31, 2008 was transferred to retained earnings in the amount of R$ 636,264 thousand, aiming at equivalence with the exemption of IFRS 1 from not calculating retroactively the exchange variations of investments in subsidiaries and affiliated companies with a functional currency different from the parent company.

b) Capitalization of loan costs

The Company capitalized financial charges only for the loans directly linked to a construction project, pursuant to CVM Resolution 193/96, in force until December 31, 2008. From January 1, 2009 onwards, the Company has also capitalized financial charges based on an average funding rate applied to the balance of work in progress, thus adopting the exemption established in IFRS 1of not changing retroactively the criteria for computing capitalizable costs.

c) Business combinations

Business combinations occurring up till December 31, 2008 were recorded in the accounting pursuant to CVM Instruction 247/96. On adopting IFRS, the Company chose not to apply the requirements of CPC 15 – Business combinations (IFRS 3) retroactively, as permitted by IFRS 1. Therefore, the goodwill existing at December 31, 2008, net of amortization, was maintained and is no longer amortized. The balances of negative goodwill existing as of December 31, 2008, in the amount R$ 815.655 thousand, were recognized against retained earnings on the date of transition to IFRS, also resulting in the reversal of amortizations recognized in the Company’s income statement.

Additionally, the purchase options for Specific Purpose Entities (SPE), exercised by Petrobras during fiscal year 2009, were recorded in the accounting pursuant to CVM Instruction 247/96. However, for IFRS purposes, they are considered as transactions with partners, as owners, since the Company already controlled their operating activities and, consequently, consolidated its financial statements pursuant to CVM Instruction 408/04. Pursuant to CPC 36 – Consolidated statements (IAS 27), the amount of R$ 1,936,114 thousand was recognized directly against retained earnings in 2009.

d) Provision for abandonment of wells and dismantling of areas

The costs for abandonment of assets and the dismantling of areas are calculated considering the future costs discounted at a rate free of risk and recorded in assets and liabilities when the obligation is incurred.

Until December 31, 2008, Petrobras adopted as an accounting practice SFAS 143 –“Accounting for Asset Retirement Obligations” of the Financial Accounting Standards Board (FASB), pursuant to which the future obligation with abandonment of wells and dismantling of production areas should be recorded in the accounting at its present value as a provision, which should not be reviewed between periods due to changes in the current discount rate. The provision for abandonment of wells and dismantling of areas should reflect the effects of the changes in the discount rate from one period to another, pursuant to ICPC 12 – Changes in liabilities for deactivation, restoration and other similar liabilities (IFRIC 1).

The Company recorded the amount of R$ 2.186.419 thousand in retained earnings on the transition date, adopting the exemption from not using the provision at the time that the obligation was incurred, so that the cost of property, plant and equipment reflects the changes in the balance of the provision.

e) Post-retirement benefits

There is no difference in accounting practices for the valuation of post-employment benefits between CVM Resolution 371/00, in force until December 31, 2008, CPC 33 – Employee benefits (IAS 19), since on the adoption of IFRS the Company chose to maintain the corridor method for the recording of actuarial gains and losses in the income statement. Accordingly, the moment of initial adoption of these pronouncements, different from the date of creation of the plans, could produce different balances for unrecognized actuarial gains and losses.

The balance of unrecognized actuarial gains and losses at December 31, 2008, in the amount of R$ 580.000 thousand, was fully recorded against retained earnings on the transition date, thus adopting the exemption established in IFRS 1. Actuarial gains and losses generated after the transition date will be recognized in the income statement by the corridor method.

f) Deferred expenses and revenues

Law 11941/09 extinguished deferred assets, permitting maintaining the balance as of December 31, 2008, which will continue to be amortized in up to 10 years, subject to impairment testing, which was adopted by the Company in the individual accounting statements, in accordance with what is established by CPC 43.

Pursuant to IFRS, pre-operating expenses and gains should be recorded as expenses and revenues, respectively, when incurred. With the adoption of IFRS, the amount of R$ 1,035,983 thousand was recorded in retained earnings in consolidated.

g) Public service concession

The Company exercises shared control over state gas distributors, which are consolidated in proportion to the stake Petrobras holds in the capital of these companies. These distributors operate under concessions and their activities are classified within the requirements of IFRIC 12 – “Service Concession Arrangements”. Consequently, rights presented as part of the property, plant and equipment of these companies, in the amount of R$ 575.499 thousand, are now addressed as intangible assets.

h) Reclassifications

The following reclassifications were made aiming at adjusting the Company’s presentation to the requirements of IFRS.

• Advances to suppliers that used to be presented as part of inventories or property, plant and equipment were classified to specific lines for advances in current and non-current assets;

• Net deferred assets from the tax effects income tax and social contribution, which used to be presented under current assets and liabilities, were reclassified to non-current assets and liabilities and, when applicable, are presented at their net amounts;

• Certain balances presented as part of deferred assets that met the criteria for recognition in IFRS were reclassified to prepaid expenses.

3.2 Comparison of the financial statements adjusted to IFRS and those published

3.2.1 Consolidated balance sheet

	R$ thousand
	01/01/2009 (*)		31/12/2009
		Adjusted to		Adjusted to
Assets	As published	IFRS	As published	IFRS
Current
Cash and cash equivalents	15,888,596	16,099,008	28,795,714	29,034,228
Marketable securities	288,751	288,751	123,824	123,824
Trade accounts receivable, net	14,903,732	14,968,941	13,984,270	14,062,355
Dividends receivable	20,101	20,101	17,688	17,688
Inventories	19,977,171	18,391,281	21,424,651	19,447,693
Taxes, contributions and profit-sharing	9,641,247	7,912,950	9,650,733	7,022,538
Prepaid expenses	1,393,879	1,395,172	1,287,454	1,288,623
Other current assets	1,461,801	3,014,457	1,389,681	3,376,626
	63,575,278	62,090,661	76,674,015	74,373,575

Non-current
Long-term receivables
Trade accounts receivable, net	1,326,522	1,330,819	3,285,420	3,288,040
Petroleum and alcohol account - STN	809,673	809,673	816,714	816,714
Marketable securities	4,066,280	4,066,280	4,638,959	4,638,959
Deposits in court	1,853,092	1,853,092	1,988,688	1,988,688
Prepaid expenses	1,400,072	1,635,240	1,294,277	1,431,565
Deferred income tax and social contribution	10,238,308	12,967,379	12,931,807	16,231,449
Inventories	303,929	113,740	180,618	38,933
Other long-term receivables	1,256,967	6,354,179	1,243,548	6,488,708
	21,254,843	29,130,402	26,380,031	34,923,056

Investments	5,106,495	5,674,147	3,148,357	5,659,760
Property, plant and equipment	190,754,167	185,693,589	230,230,518	227,079,424
Intangible assets	8,003,213	9,592,456	6,808,331	8,270,864
Deferred charges	3,469,846	-	2,365,998	-
	228,588,564	230,090,594	268,933,235	275,933,104
	292,163,842	292,181,255	345,607,250	350,306,679

* Date of initial adoption

	R$ thousand
	01/01/2009 (*)		31/12/2009
Liabilities		Adjusted to		Adjusted to
	As published	IFRS	As published	IFRS
Current
Financing	12,451,137	12,688,871	13,571,170	13,746,575
Interest on financing	823,330	950,825	1,316,041	1,418,960
Contractual commitments with transfer of benefits, risks and
control of assets	585,045	585,045	390,252	390,252
Accounts payable to suppliers	17,027,579	17,168,421	16,980,678	17,081,600
Taxes, contributions and profit-sharing	12,741,382	8,563,605	12,747,880	10,590,141
Proposed dividends	9,914,707	9,914,707	2,333,053	2,333,053
Project financing	188,858	188,858	212,359	212,359
Pension plan	627,988	627,988	641,774	641,774
Healthcare plan	523,714	523,714	565,952	565,952
Salaries, vacation pay and charges	2,016,430	2,027,008	2,293,528	2,303,944
Provision for contingencies	54,000	54,000	54,000	54,000
Advances from clients	666,107	666,107	556,208	559,657
Provision for profit-sharing for employees and officers	1,344,526	1,344,526	1,495,323	1,495,323
Deferred income	5,929	5,929	7,474	7,474
Other accounts and expenses payable	3,586,429	2,984,350	4,863,945	3,427,702
	62,557,161	58,293,954	58,029,637	54,828,766

Non- current
Financing	50,049,441	50,438,874	84,702,691	84,992,180
Contractual commitments with transfer of benefits, risks and	804,998	804,998	349,482	349,482
control of assets
Subsidiaries and affiliated companies	49,289	49,289	52,433	52,433
Deferred income tax and social contribution	13,165,132	17,632,684	17,290,995	20,457,784
Pension plan	3,475,581	3,891,041	3,561,330	3,956,070
Healthcare plan	10,296,679	9,309,086	11,184,849	10,208,276
Provision for contingencies	890,326	912,343	844,951	865,299
Provision for dismantling of areas	6,581,618	5,417,312	4,896,343	4,790,500
Deferred income	1,292,906	229,373	1,232,227	231,204
Other accounts and expenses payable	1,982,355	2,226,387	2,387,546	2,460,608
	88,588,325	90,911,387	126,502,847	128,363,836

Shareholders' equity
Subscribed and paid in capital	78,966,691	78,966,691	78,966,691	78,966,691
Capital reserves	514,857	514,779	514,857	514,857
Revaluation reserve	10,284	-	350	-
Profit reserves	58,643,049	61,623,889	79,521,014	84,879,692
Accumulated translation adjustments	636,264	-	455,322	(163,347)
Equity valuation adjustments	(405,863)	(405,863)	6,365	6,365
	138,365,282	140,699,496	159,464,599	164,204,258
Minority interest	2,653,074	2,276,418	1,610,167	2,909,819
Total shareholders' equity	141,018,356	142,975,914	161,074,766	167,114,077
	292,163,842	292,181,255	345,607,250	350,306,679

* Date of initial adoption

3.2.2 Reconciliation of consolidated shareholders’ equity

	R$ thousand
	01/01/2009 (*)	12/31/2009
Shareholders’ equity as published	138,365,282	159,464,599
Capitalization of loan costs		2,493,675
Business combinations	815,655	2,247,811
Provision for abandonment of wells and dismantling of areas	1,273,149	434,227
Post-retirement benefits	580,000	587,133
Deferred expenses and revenues	(1,035,983)	(950,660)
Deferred taxes	611,366	(158,185)
Others	90,027	85,658
Parent company adjusted to IFRS	140,699,496	164,204,258

* Date of initial adoption

3.2.3 Consolidated income statement

	R$ thousand
	First quarter 2009
	As published	Adjusted to IFRS
Gross operating income
Sales
Products	53,428,198	53,488,505
Services, mainly freight	147,210	147,210
	53,575,408	53,635,715
Sales charges	(10,979,836)	(11,005,274)
Net operating income	42,595,572	42,630,441
Cost of goods and services sold	(25,780,270)	(25,815,731)
Gross profit	16,815,302	16,814,710

Operating income (expenses)
Sales	(1,864,142)	(1,865,393)
Administrative and general expenses
Officers' and board of directors' fees	(14,585)	(14,585)
Administrative	(1,738,434)	(1,734,549)
Tax	(150,874)	(150,874)
Cost of research and technological development	(336,212)	(336,212)
Provision for loss on recoverable value of assets
Exploration costs for the extraction of crude oil and gas	(1,011,410)	(934,019)

Health care and pension plans	(368,848)	(371,226)
Other operating income and expenses, net	(1,110,037)	(1,060,718)
	(6,594,542)	(6,467,576)

Financial results
Revenues	783,769	785,596
Expenses	(1,217,553)	(651,467)
Exchange and monetary variations, net	(415,589)	(475,422)

	(849,373)	(341,293)

Equity in earnings of investments	(370,972)	(354,746)

Net income before income tax and social contribution	9,000,415	9,651,095

Income tax and social contribution
Current	(2,389,840)	(2,389,229)
Deferred charges	(452,734)	(540,452)
	(2,842,574)	(2,929,681)

Net income	6,157,841	6,721,414

Net income attributable to minority interests	(342,069)	(430,545)

Net income attributable to shareholders of Petrobras	5,815,772	6,290,869

Basic and diluted income per share	0.66	0.71

3.2.4 Reconciliation of consolidated net income

R$ thousand
First quarter 2009
Net income as published	5,815,772
Capitalization of loan costs	630,774
Deferred taxes	(102,804)
Others	(52,873)
Net income in IFRS	6,290,869

3.2.5 Consolidated cash flows

	R$ thousand
	First quarter 2009
		Adjusted to
	As published	IFRS
Net income	5,815,772	6,290,869
Adjustments to reconcile the net income	5,955,069	5,569,679
Changes in assets and liabilities	587,964	542,575
Cash provided by operating activities:	12,358,805	12,403,123
Investments in business segments	(14,426,355)	(14,426,355)
Cash used in financing activities	5,598,333	5,598,333
Effect of exchange variation on cash and cash equivalents	112,987	101,692
Use of cash in the period	3,643,770	3,676,793
Cash at beginning of period	15,888,596	16,099,008
Cash at end of period	19,532,364	19,775,801

3.3 Effects of the adoption of international standards on the individual financial statements

	R$ thousand
	01/01/2009 (*)	12/31/2009
Parent company shareholders' equity as published	144,051,139	163,879,051

Capitalization of loan costs	0	2,493,675
Business combinations	815,655	2,247,811
Provision for abandonment of wells and dismantling of areas	1,273,149	434,227
Post-retirement benefits	580,000	587,133
Absorption of unsecured liabilities of a subsidiary (**)	(4,160,317)	(3,584,428)
Deferred taxes	308,549	(404,629)
Profit on the sale of products in inventories in subsidiaries (**)	(1,525,539)	(830,024)
Others	90,027	85,658

Parent company adjusted to international accounting standards (CPC)	141,432,663	164,807,016

(**) As required by CPC 18 – Investment in affiliated companies and subsidiaries

R$ thousand
03/31/2010

Parent company net income as published	6,160,963

Capitalization of loan costs	630,774
Deferred taxes	(111,933)
Others	(398,345)
Parent company net income adjusted to international
accounting standards (CPC)	6,281,459

3.4 Reconciliation of the balance sheet and net income of consolidated with those of the parent company

	R$ thousand
	Shareholders’ equity		Net income
	03.31.2010	12.31.2009	03.31.2010	12.31.2009

Consolidated - IFRS	170,299,082	164,204,258	7,726,274	6,290,869
Net deferred assets from the tax effects	669,425	704,216	(34,789)	(9,410)
Parent company adjusted to IFRS	170,968,507	164,908,474	7,691,485	6,281,459

The consolidated statements presented in tables 08.01, 08.02, 09.01 and 10.01 were prepared in accordance with the CPC and IFRS, and the only difference is the treatment of deferred assets, which pursuant to the CPC remain recorded in the individual stateements and pursuant to IFRS, should be recorded as expenses and revenue, respectively, when incurred, and, therefore, were written off in the consolidated statements.

4 Description of significant accounting policies

4.1 Changes in accounting practices

In addition to the changes in accounting practices for adaptation to international standards, mentioned in note 3, the company reviewed the useful economic life of the assets related to the Supply segment and to the thermoelectric power stations of the Gas and Energy segment, based on the reports of external appraisers, which resulted in the following changes in rates:

Estimated useful life	Former	Current
Industrial equipment and apparatus for refining	10 years	4 to 31 years (average of 20 years)
Ducts	10 years	31 years
Tanks for storage of products	10 years	26 years
Thermoelectric power stations	20 years	10 to 33.3 years (average of 23 years)

The effects of these changes in estimates of useful life for these assets were recognized as from 2010.

4.2 Below, we describe in detail the other accounting practices adopted by the Company that did not undergo changes with respect to fiscal year 2009:

4.2.1 Functional currency

The Company's functional currency, as established by management, is the Real.

The exchange variations on investments in subsidiaries and affiliated companies with a functional currency different from the parent company are recorded in shareholders’ equity, as an accumulated translation adjustment and are transferred to the statement of income upon realization of the investments.

The statements of income and cash flows of the invested companies in a stable economic environment with a functional currency different from the parent company are translated into Reais by the monthly average exchange rate, assets and liabilities are translated by the final rate and the other items of shareholders' equity are translated at the historic rate.

4.2.2 Accounting estimates

In the preparation of the financial statements it is necessary to use estimates for certain assets, liabilities and other transactions. These estimates include: petroleum and gas reserves, liabilities of pension and health plans, depreciation, depletion and amortization, abandonment costs, provisions for contingent liabilities, market value of financial instruments, income tax and social contribution. Although Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates.

4.2.3 Calculation of results

Income, recognized on the accrual basis, includes income, charges and monetary or exchange gains and losses at official indices or rates, due on current and non-current assets and liabilities, including, when applicable, the effects of adjustments to present value of significant transactions, adjustments to market value or realization value, as well as the allowance for doubtful accounts recorded at a limit considered sufficient to cover possible losses on the realization of accounts receivable.

Revenue from the sale of products is recognized in the statement of income when the risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the statement of income in proportion to the stage of completion of the service.

4.2.4 Cash and cash equivalents

Cash and cash equivalents are represented by short-term investments of high liquidity which are readily convertible into cash, with maturity within three months or less of the date of acquisition.

4.2.5 Marketable securities

The Company classifies marketable securities on initial recognition, based on Management's strategies for these securities in the following categories:

• Securities for trading are stated at fair value. Interest, monetary updating and changes resulting from the valuation to fair value are recorded in the income statement when incurred.

• Securities available for sale are stated at fair value. Interest and monetary updating are recorded in the income statement, when incurred, while the changes resulting from valuation to fair value are recorded in equity valuation adjustments, in shareholders’ equity, and transferred to the income statement for the year, upon settlement.

• Securities held until maturity are stated at cost of acquisition, plus interest and monetary updating, which are recorded in the income statement when incurred.

4.2.6 Inventories

Inventories are presented as follows:

• Raw material comprises mainly the stocks of petroleum, which are stated at the average value of the costs for importing and production, adjusted, when applicable, to their realization value;

• Oil and alcohol products are stated at the average cost of refining or purchase, adjusted, when applicable, to their realization value;

• Materials and supplies are stated at the lower of average purchase cost and replacement cost. Imports in transit are stated at the identified cost and advances are stated to the identified cost.

4.2.7 Corporate investments

Investments in subsidiaries, jointly controlled subsidiaries and also in affiliated companies over which management has significant influence, and in other companies which are part of the same group or under common control, are valued by the equity accounting method.

4.2.8 Property, plant and equipment

They are stated at the cost of acquisition, restated monetarily until December 31, 1995 for the companies headquartered in Brazil, and until fiscal year 2002 for the companies headquartered in Argentina, and the rights that have as objects tangible assets intended for the maintenance of the Company’s activities, resulting from transactions that transfer the benefits, risks and control of these assets, are stated at fair value or, if lower, by the present value of the minimum payments of the contract.

The equipment and facilities for petroleum and gas production, related to the respective developed wells are appreciated according to the monthly volume of production in relation to the proven and developed reserves of each field. The straight line method is used for assets with a useful life shorter than the life of the field or for assets that are linked to fields in various stages of production. Other equipment and assets not related to petroleum and gas production are appreciated by the straight line method according to their estimated useful life.

Expenditure on exploration and development of petroleum and gas production is recorded according to the successful efforts method. This method establishes that the development costs of the production wells and the successful exploration wells, linked to economically viable reserves, are capitalized, while the geology and geophysics costs are considered expenses for the period in which they occur and the cost of dry exploration wells and the costs linked to non-commercial reserves should be recorded in the income statement when they are thus identified.

Capitalized costs are depreciated using the method of units produced in relation to the proven, developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers according to international standards and are reviewed annually or when there are indications of material changes.

Material expenses incurred with maintenance of the industrial units and ships, which include spare parts, dismantling and assembly services, amongst others, are recorded in property, plant and equipment. These stoppages occur in programmed periods, on average every four years, and the respective expenses are depreciated as a production cost until the beginning of the following stoppage.

4.2.9 Intangible assets

They are stated at the cost of acquisition, less accumulated amortization and impairment. They comprise rights and concessions that include, mainly, the signing bonus paid for obtaining concessions for exploration of petroleum or natural gas and public service concessions, in addition to trademarks and patents, software and goodwill from expectations of future profitability resulting from acquisition of a controlling interest (subsidiaries and jointly controlled subsidiaries). Goodwill resulting from acquisition of an interest in affiliated companies is presented in the investment.

The signing bonuses are amortized by the unit of production method in relation to the total proven reserves, while the other intangible assets are amortized on a straight line basis according to their estimated useful life.

4.2.10 Deferred charges

The Company maintained the balance of deferred assets as of December 31, 2008 in the individual statement, which will continue to be amortized in up to 10 years, subject to impairment testing in conformity with Law 11941/09.

4.2.11 Decrease to recoverable value (Impairment)

The Company values the items of property, plant and equipment, intangible assets with a definite useful life and deferred charges (individual) when there are indications they will not recover their book values. The assets that have an indefinite useful life, such an as goodwill for expectations of future profitability, are tested for impairment annually, regardless of whether there are indications of impairment or not.

In the application of the test for decrease in the recoverable value of assets (impairment), the carrying amount of an asset or cash generating unit is compared with its recoverable value. The recoverable value is the higher value between the net sales value of an asset and its value in use. Considering the particularities of the company’s assets, the recoverable value used for valuing the tests of reduction in recoverable value is the value in use, except when specifically indicated.

This use value is estimated based on the present value of future cash flows, resulting from the company’s best estimates. The cash flows resulting from continuous use of the related assets are adjusted by the specific risks and use the pre-tax discount rate. This rate is derived from the structured post-tax rate in the weighted average cost of capital (WACC). The main assumptions for the cash flows are: prices based on the last strategic plan published, production curves associated with existing products in the company’s portfolio, market operating costs and investments needed for carrying out the projects.

These evaluations are made at the lowest level of assets for which there are identifiable cash flows. Assets linked to the exploration and development of petroleum and gas production are reviewed annually, field by field, in order to identify possible losses on recovery based on the estimated future cash flow.

Reversal of previously recognized losses is permitted, except in relation to the decrease in the value of goodwill for expectations of future profitability.

4.2.12 Loans and financing

They are initially recognized at fair value less transaction costs incurred and, after initial recognition, are stated at amortized cost using the effective interest rate method.

4.2.13 Contracts with transfer of benefits, risks and control of assets

The Company records the rights that have as their objects tangible assets intended for the maintenance of the Company’s activities resulting from operations that transferred the benefits, risks and control of these assets, as well as their correlated liability, in its property, plant and equipment at their fair value or, if lower, at the present value of the minimum payments of the contract.

4.2.14 Abandonment of wells and dismantling of areas

The future liability for abandonment of wells and dismantling the production area is stated at its present value, discounted at a risk free rate and is fully recorded at the time of the declaration of commercial viability of each field, as part of the costs of the related assets (property, plant and equipment) as a balancing item to the provision recorded in the liabilities that will bear these expenses. The interest incurred through the updating of the provision is classified as financial expenses.

4.2.15 Derivative financial instruments and hedge operations

All the derivative instruments were recognized in the Company's balance sheet, both in assets and in liabilities, and are stated at fair value.

In the operations with derivatives, for hedge against changes in the prices of oil and oil products and currency, the gains and losses resulting from the changes in fair value are recorded in the financial results.

For cash flow hedges, the gains and losses resulting from the changes in their fair value are recorded in equity valuation adjustments, in shareholders’ equity, until their settlement.

4.2.16 Income tax and social contribution

These taxes are calculated and recorded based on the effective rates in force on the date of preparation of the financial statements. Deferred taxes are recognized as a result of temporary differences, tax loss carry forwards and negative basis of social contribution, when applicable.

4.2.17 Employee benefits

Provisions are recorded for the actuarial commitments with pension and retirement plans and the healthcare plan, based on an actuarial calculation prepared annually by an independent actuary, in accordance with the projected credit unit method, net of the guarantor assets of the plan, when applicable, and the costs referring to the increase in the present amount of the liability, resulting from the service provided by the employee, recognized during the employees’ time of service.

The projected credit unit method considers each period of service as a triggering event for an additional unit of benefit, which are accumulated for the computation of the final obligation. Additionally, other actuarial assumptions are used, such as estimates of the evolution of costs with healthcare benefits, biological and economic hypotheses and, also, past data on expenses incurred and contributions from employees.

The actuarial gains and losses resulting from adjustments based on experience and on changes in the actuarial assumptions are included or excluded, respectively, when determining the net actuarial commitment and are amortized over the average period of service remaining for the active active employees in accordance with the corridor method.

The Company also contributes to the national pension and social security plans of international subsidiaries, whose percentages are based on the payroll, and these contributions are taken to the income statement when incurred.

4.2.18 Government subsidies and assistance

Government subsidiaries for investments are recognized as revenue throughout the period, compared with the expenses that it intends to offset on a systematic basis, and are applied in Petrobras in the following manner:

• Subsidies for re-investments:in the same proportion as the depreciation of the asset, and

• Direct subsidies related to the operating profit: directly in the income statement.

The amounts allocated in the income statement will be distributed to the tax incentive reserve, in shareholders’ equity.

5 Cash and cash equivalents

	R$ thousand
	Consolidated		Parent company
	03.31.2010	12.31.2009	03.31.2010	12.31.2009

Cash and banks	2,503,156	2,853,964	121,473	645,862
Interest-earning bank accounts		0	0	0
- In Brazil		0	0	0
Exclusive investment funds:		0	0	0
.Exchange			0	0
.Interbank deposit	9,707,870	10,636,809	7,541,083	8,428,509
Government bonds	5,817,052	6,992,964	0	0
Credit rights		0	4,439,964	3,442,384
Financial investment funds:		0	0	0
.Exchange	3,396	4,008	0	0
.Interbank deposit	1,424,923	1,283,825	0	0
Others	230,212	205,567	99,977	114,085
	17,183,453	19,123,173	12,081,024	11,984,978
- Abroad
. Time deposit	5,978,531	5,423,782	4,933,260	3,950,737
. Fixed interest security	1,286,186	1,633,309	386,381	216,536
	7,264,717	7,057,091	5,319,641	4,167,273

Total financial investments	24,448,170	26,180,264	17,400,665	16,152,251
Total cash and cash equivalents	26,951,326	29,034,228	17,522,138	16,798,113

The financial investments in Brazil have immediate liquidity and comprise quotas in exclusive funds, whose proceeds are invested in federal government bonds and financial derivative operations, executed by the managers of the funds, with the US dollar futures contracts and interbank deposits (DI) guaranteed by the Brazilian Futures and Commodities Exchange (BM&F). The exclusive funds do not have material financial obligations and are limited to the obligations of daily adjustments of the positions on the BM&F, audit services, service fees related to the custody of assets and execution of financial operations and other administrative expenses. Financial investment balances are recorded at cost, plus accrued income, which is recognized proportionally up to the balance sheet date at amounts not exceeding their respective market values.

At March 31, 2010, the Parent company had amounts invested in the Petrobras System’s nonstandard credit investment fund (FIDC-NP). This investment fund is intended predominantly for acquiring performing and/or non-performing credit rights from operations carried out by companies of the Petrobras System, and aims at optimizing the financial management of the cash of the Parent company and its subsidiaries. The assignments of credit rights recorded in the current liabilities of the Parent Company in the amount of R$ 16,437,525 thousand (R$ 14,318,379 thousand at December 31, 2009) were offset in Consolidated with the amounts invested in the FIDC-NP. The investments in government bonds in the FIDC-NP are recorded under cash and cash equivalents (Consolidated) according to their respective realization terms.

At March 31, 2010 and at December 31, 2009, the Company and its subsidiaries PifCo and Brasoil had amounts invested abroad in an investment fund that held, amongst others, debt securities of companies of the Petrobras System and a specific purpose entity related to the Company’s projects, mainly the CLEP, Malhas, Marlim Leste (P-53) and Gasene projects, equivalent to R$ 14,316,798 thousand (R$ 12,724,142 thousand at December 31, 2009.) These amounts refer to the consolidated companies and were offset against the balance of financing in current and non-current liabilities.

6 Accounts receivable

6.1 Trade accounts receivable, net

	R$ thousand
	Consolidated		Parent company
	03.31.2010	12.31.2009	03.31.2010		12.31.2009

Clients
Third parties	16,476,001	15,129,275	2,735,184		2,187,257
Related parties (Note 8.1)	728,687	1,117,339	59,755,803	(*)	56,973,820	(*)
Others	4,717,032	3,646,083	3,868,421		3,731,629
	21,921,720	19,892,697	66,359,408		62,892,706

Less: allowance for doubtful accounts	(2,565,544)	(2,542,302)	(310,900)		(306,110)
	19,356,176	17,350,395	66,048,508		62,586,596

Less: non-current trade accounts receivable, net	(3,155,821)	(3,288,040)	(49,802,155)		(49,742,215)

Short-term accounts receivable, net	16,200,355	14,062,355	16,246,353		12,844,381

(*)Does not include the balances of the dividends receivable of R$ 1,552,031 thousand as of March 31, 2010 (R$ 2,508,981 thousand as of December 31, 2009), reimbursements receivable of R$ 785.957 thousand as of March 31, 2010 (R$ 1,511,022 thousand as of December 31, 2009) and Credit Assignment Investment Fund of R$ 6,859,154 thousand at March 31, 2010 (R$ 4,678,719 thousand at December 31, 2009).

It includes receivables from CEG RIO of R$ 12,425 thousand at March 31, 2010 which are not included in note 7.1 Related party transactions, as they were offset by Petrobras' obligations with CEG RIO.

6.2 Changes in the provision for doubtful loans

	R$ thousand
	Consolidated		Parent company
	03.31.2010	12.31.2009	03.31.2010	12.31.2009
Balance at the beginning of the quarter	2,542,302	2,813,902	306,110	291,265
Additions (*)	149,808	246,126	4,790	36,909
Write-offs (*)	(126,566)	(517,726)	0	(22,064)
Balance at the end of the quarter	2,565,544	2,542,302	310,900	306,110

Current	1,542,584	1,545,853	310,900	306,110
Non-current	1,022,960	996,449	0

(*) Includes positive exchange variation on provision for doubtful accounts recorded in companies abroad.

7 Related party transactions

Petrobras carries out commercial transactions with its subsidiaries and special purpose entities under normal market conditions. The transactions for the purchase of oil and oil products carried out by Petrobras with its subsidiary PifCo have longer settlement terms due to the fact that PifCo is a subsidiary created for this purpose, with the levying of the due charges in the period. The passing on of prepayments for exports is carried out at the same rates as those obtained by the subsidiary. Intercompany loans are made in accordance with market conditions and applicable legislation.

At March 31, 2010 and December 31, 2009, losses were not expected on the realization of these accounts receivable.

7.1 Assets

	RS thousand
	PARENT COMPANY
	CURRENT ASSETS			NON-CURRENT ASSETS

	Accounts receivable, mainly for sales	Cash and cash equivalents and securities	Dividends receivable	Advance for future capital increase	Amounts related to construction of gas pipeline	Loans	Other operations	Reimbursement receivable	TOTAL ASSETS
SUBSIDIARIES (*)
Petroquisa	25,390	0	143,114	0	0	0	0	0	168,504
BR Distribuidora	1,148,530	0	364,100	0	0	202,993	0	0	1,715,623
Gaspetro	1,059,831	0	357,067	3	970,434	14,941	0	0	2,402,276
PifCo	4,046,178	0	0	0	0	9,921,296	3,269	0	13,970,743
PNBV	14,655	0	0	8,758	0	0	6,932	0	30,345
Downstream	179,995	0	0	0	0	227,853	0	0	407,848
Transpetro	291,683	0	353,365	0	0	0	0	0	645,048
PIB-BV Netherlands	222,099	0	0	0	0	142,588	66,636	0	431,323
Brasoil	10,291	0	0	0	0	37,090,397	4,426	0	37,105,114
BOC	0	0	0	0	0	136,689	360	0	137,049
Real estate investment fund	28,932	0	0	0	0	0	0	0	28,932
Petrobras Comercializadora Energia Ltda	40,840	0	44,051	0	0	0	0	0	84,891
Petrobras Biocombustível S.A.	33,756	0	0	57,451	0	0	0	0	91,207
Marlim Participações S.A	0	0	6,722	0	0	0	0	0	6,722
Thermoelectric power plants	1,239,343	0	124,731	92,381	0	225,764	0	0	1,682,219
Abreu e Lima Refinery	264,300	0	3	0	0	0	0	0	264,303
Cia Locadora de Equipamentos Petrolíferos	0	0	151,871	0	0	0	0	0	151,871
Cayman Cabiunas Investment	0	0	0	0	0	0	0	241,885	241,885
Other subsidiaries	48,373	0	7,007	0	0	140,122	16	0	195,518
	8,654,196	0	1,552,031	158,593	970,434	48,102,643	81,639	241,885	59,761,421
SPECIFIC PURPOSE ENTITIES
Nova Transportadora do Nordeste - NTN	481,111	0	0	0	0	0	0	71,236	552,347
Nova Transportadora do Sudeste - NTS	468,060	0	0	0	0	0	0	34,623	502,683
Transportadora Urucu Manaus - TUM	321,030	0	0	0	0	0	0	0	321,030
PDET Off Shore	0	0	0	0	0	0	0	438,085	438,085
Cayman Cabiúnas Investment	0	0	0	0	0	0	0	0	0
Transportadora Gasene S.A	37,116	0	0	0	0	0	0	0	37,116
Credit Rights Investment Fund (**)	(442,023)	7,301,177	0	0	0	0	0	0	6,859,154
Other SPEs	0	0	0	0	0	0	0	128	128
	865,294	7,301,177	0	0	0	0	0	544,072	8,710,543
AFFILIATED COMPANIES	455,056	0	0	13,500	0	0	0	0	468,556

03/31/2010	9,974,546	7,301,177	1,552,031	172,093	970,434	48,102,643	81,639	785,957	68,940,520
12/31/2009	7,308,859	5,159,950	2,508,981	295,107	973,404	47,837,083	78,137	1,511,022	65,672,543

(*) Includes its subsidiaries and jointly controlled subsidiaries

(**) Composed of (R$ 815,608 thousand) in assigned / performed receivables and R$ 373,585 thousand in prepaid expenses.

R$ thousand
Interest rates for active loans

Index	03.31.2010	12.31.2009

TJLP + 5% p.a.	47,843	49,432
LIBOR + 1 to 3% p.a.	44,120,801	44,797,544
1.70% p.a.	227,853	223,917
101% of CDI	170,090	171,474
14.5% p.a.	77,259	77,175
IGPM + 6% p.a.	148,505	146,223
Other rates	3,310,292	2,371,318
	48,102,643	47,837,083

Bolivia-Brazil gas pipeline

The section of the Bolivia-Brazil gas pipeline in Bolivia is the property of the company Gás Transboliviano S.A. (GTB), in which Gaspetro holds a minority interest (11%).

A US$ 350 million turnkey contract for the construction of the Bolivian section of the pipeline was entered into with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), which was subsequently passed on to GTB, and it will be paid off in the form of transport services over 12 years starting in January 2000.

At March 31, 2010 the balance of the rights for future transport services, on account of costs already incurred in the construction up to that date, plus interest of 10.7% p.a., is R$ 328,834 thousand (R$ 338,558 thousand at December 31, 2009), of which R$ 225,460 thousand is classified in long term receivables as an advance to suppliers (R$ 231,045 thousand at December 31, 2009) which includes the amount of R$ 103,641 thousand (R$ 101,912 thousand at December 31, 2009) related to the acquisition in advance of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG), a subsidiary of Gaspetro. At March 31, 2010, Petrobras’ total receivable from TBG for management, forwarding of costs and financing related to the construction of the gas pipeline and the acquisition in advance of the right to transport 6 million cubic meters of gas for a period of 40 years (TCO) was R$ 970,434 thousand (R$ 973,404 thousand at December 31, 2009), and is classified under long-term assets as accounts receivable, net.

7.2 Liabilities

	RS thousand
	PARENT COMPANY
	CURRENT LIABILITIES					NON-CURRENT LIABILITIES

	Suppliers, mainly for purchases of oil and oil products	Advances from clients	Affreightment of Platforms	Contractual commitments with transfer of benefits, risks and control of assets	Assigned receivables flow FIDC	Other operations	Contractual commitments with transfer of benefits, risks and control of assets	Loans	Other operations	TOTAL LIABILITIES

SUBSIDIARIES (*)
Petroquisa	(30,553)					(27)				(30,580)
BR Distribuidora	(191,860)	(11,905)							(175,988)	(379,753)
Gaspetro	(261,013)	(272,355)								(533,368)
PifCo	(26,204,750)	(104,386)							(438,705)	(26,747,841)
PNBV	(72,779)		(1,679,244)							(1,752,023)
Downstream	(87,800)									(87,800)
Transpetro	(547,047)					(50)				(547,097)
PIBBV Netherlands	(403,411)	(7,074)				(5)				(410,490)
Brasoil	(4,633)		(21,670)							(26,303)
Thermoelectric power plants	(244,877)			(27,273)			(586,375)			(858,525)
Marlim Participações S.A				(358,023)			(306,160)			(664,183)
Petrobras Biocombustível S.A.	(47,607)	(5,662)								(53,269)
Cia Locadora de Equipamentos Petrolíferos				(1,286,498)			(2,603,418)			(3,889,916)
Cayman Cabiunas Investment Co.
Other subsidiaries	(4,278)	(32)		(15,314)			(158,497)			(178,121)
	(28,100,608)	(401,414)	(1,700,914)	(1,687,108)		(82)	(3,654,450)		(614,693)	(36,159,269)
SPECIFIC PURPOSE ENTITIES
PDET Offshore				(177,164)		(138,943)	(1,478,942)			(1,795,049)
Nova Transportadora do Nordeste				(111,237)			(1,209,251)			(1,320,488)
NTN
Nova Transportadora do Sudeste
				(92,570)			(1,142,010)			(1,234,580)
NTS
Cayman Cabiunas Investment Co.

Charter Development LLC				(157,155)			(3,105,664)			(3,262,819)

Barracuda Caratinga Leasing Co BV				(183,289)						(183,289)

Gasene Participações S/A				(58,912)			(1,258,276)			(1,317,188)

Credit Rights Investment Fund					(16,437,525)					(16,437,525)

Other SPEs
				(780,327)	(16,437,525)	(138,943)	(8,194,143)			(25,550,938)
AFFILIATED COMPANIES	(113,724)							(50,658)		(164,382)

03/31/2010	(28,214,332)	(401,414)	(1,700,914)	(2,467,435)	(16,437,525)	(139,025)	(11,848,593)	(50,658)	(614,693)	(61,874,589)
12/31/2009	(29,723,334)	(751,716)	(1,394,118)	(3,502,082)	(14,318,379)	(139,027)	(10,903,870)	(49,359)	(855,580)	(61,637,465)

(*) Includes its subsidiaries and jointly controlled subsidiaries

7.3 Results

	Parent company
	Results
			Exchange and
	Operating income,	Net financial	monetary	TOTAL
	mainly from sales	income (expenses)	variations, net	RESULTS
SUBSIDIARIES (*)
Petroquisa	56,829	11	4,237	61,077
BR Distribuidora	13,500,064	(3,641)	16,949	13,513,372
Gaspetro	1,088,880	8,441	23,288	1,120,609
PifCo	5,873,298	(247,062)	(294,036)	5,332,200
PNBV	0	(334)	(15,121)	(15,455)
Downstream	736,600	1,437	2,934	740,971
Transpetro	129,119	0	10,461	139,580
PIB-BV Netherlands	22,484	109	847	23,440
Brasoil	0	310,807	725,297	1,036,104
BOC	0	1,874	5,004	6,878
Petrobras Comercializadora Energia Ltda	61,321	0	4,802	66,123
Thermoelectric power plants	1,984	(22,736)	9,323	(11,429)
Marlim Participações S.A	0	(13,364)	698	(12,666)
Cia Locadora de Equipamentos Petrolíferos	0	(115,538)	15,309	(100,229)
Abreu e Lima Refinery	62,970	0	0	62,970
Petrobras Biocombustível	(55)	0	38	(17)
Cayman Cabiunas Investment Co.	0	(2,782)	(3,462)	(6,244)
Other subsidiaries	55,389	(12,299)	(4,066)	39,024
	21,588,883	(95,077)	502,502	21,996,308
SPECIFIC PURPOSE ENTITIES
Nova Transportadora do Nordeste - NTN	0	(29,542)	0	(29,542)
Nova Transportadora do Sudeste - NTS	0	(25,252)	0	(25,252)
Transportadora Urucu Manaus - TUM	24,716	0	0	24,716
Cia. Locadora de Equipamentos Petrolíferos	0	0	0	0
PDET Offshore	0	(23,156)	0	(23,156)
Charter Development LLC	0	(255,051)	(60,979)	(316,030)
Cayman Cabiunas Investment Co.	0	0	0	0
Gasene Participações S/A	0	(33,661)	0	(33,661)
Transportadora Gasene	14,599	0	0	14,599
Barracuda & Caratinga Leasing	0	(2,466)	(9,469)	(11,935)
Credit Rights Investment Fund	0	94,159	0	94,159
Other SPEs	0	(901)	0	(901)
	39,315	(275,870)	(70,448)	(307,003)

AFFILIATED COMPANIES	2,507,059	(644)	(1,151)	2,505,264

03/31/2010	24,135,257	(371,591)	430,903	24,194,569
03/31/2009	18,261,419	242,941	(621,193)	17,883,167

(*) Includes its subsidiaries and jointly controlled subsidiaries

7.4 Guarantees obtained and granted

Petrobras has a policy of granting guarantees to its subsidiaries for certain financial operations carried out abroad.

The guarantees offered by Petrobras are made based on contractual clauses that support the financial operations between the subsidiaries and third parties, guaranteeing the purchase of the debt in the event of default on the part of the subsidiaries.

At March 31, 2010 and December 31, 2009, the financial operations carried out by these subsidiaries and guaranteed by Petrobras present the following balances to be settled:

Date of maturity	31.03.2010							31.12.2009
of operations	Brasoil	PNBV	PifCo	PIB-BV	Ref. Abreu e Lima	TAG	Total	Total
2010	22,580	1,415,895	3,250,325	318,130	0	0	5,006,930	4,927,213
2011	0	902,433	429,844	0	0	0	1,332,277	1,302,505
2012	0	703,495	1,959,100	89,050	0	0	2,751,645	2,705,825
2013	0	151,385	666,470	0	0	0	817,855	799,578
2014	0	566,358	1,346,518	178,100	0	0	2,090,976	2,044,249
2015 onwards	0	4,012,917	20,316,886	534,300	9,279,363	5,348,064	39,491,530	38,671,761
	22,580	7,752,483	27,969,143	1,119,580	9,279,363	5,348,064	51,491,213	50,451,131

In conformity with Decree 4543/2002, which governs the special customs regime for exporting and importing assets intended for research activities and exploration of oil and natural gas deposits (Repetro), Petrobras has been importing and exporting equipment and material under this regime. The benefit of these operations made via Repetro is the temporary suspension of federal taxes for the period in which the aforementioned materials and equipment remain in Brazil. An appropriate surety, signed by third parties, as a way of guaranteeing the payment of the suspended taxes, is required.

The appropriate sureties are being granted by Petrobras Distribuidora S/A (BR) and Petrobras Gás S/A (Gaspetro) and the remuneration charged is fixed at 0.30% p.a. on the amount of federal taxes that are suspended.

At March 31, 2010 and December 31, 2009, the expenses incurred by Petrobras for obtaining the appropriate sureties were:

	R$ thousand
	03.31.2010	12.31.2009
BR	4,796	5,068
Gaspetro	3,174
Total	7,970	5,068

7.5 Transactions with affiliated companies, government entities and pension funds

The Company is controlled by the Federal Government and carries out various transactions with government entities in the normal course of its operations.

Significant transactions with government entities and a pension fund resulted in the following balances:

	Consolidated
	03.31.2010		12.31.2009
	Assets	Liabilities	Assets	Liabilities
Affiliated companies	529,876	167,843	949,481	165,307
Braskem	79,760	54,776	593,931	75,508
Quattor	344,550	78,049	259,539	40,899
Ueg Araucária		550		550
Deten Química	11,475		11,179
Other affiliated companies	94,091	34,468	84,832	48,350

Government entities and pension funds	22,913,017	50,284,669	16,172,117	49,156,858
Petros (Pension fund)		361,622		523,284
Banco do Brasil S.A.	8,887,005	5,893,341	1,484,332	7,294,305
BNDES	1,385	35,087,525	1,085	34,928,827
Caixa Econômica Federal	111	3,790,736	571	3,952,649
Federal government - Proposed dividends		1,274,840		562,575
Deposits tied to legal proceedings (CEF and BB)	2,061,090		1,716,089	62,936
Petroleum and alcohol account - Federal government credits	817,150		816,714
Government bonds	10,544,846		11,560,978
National Agency for Petroleum, National Gas and Biofuels		3,037,823		1,321,702
Others	601,430	838,782	592,348	510,580
	23,442,893	50,452,512	17,121,598	49,322,165

Current	15,290,627	9,933,760	9,915,867	5,981,885
Non-current	8,152,266	40,518,752	7,205,731	43,340,280

The balances are classified in the Balance Sheet as follows:

	R$ thousand
	Consolidated
	03.31.2010		12.31.2009
	Assets	Liabilities	Assets	Liabilities
Current assets	15,290,627		9,915,867
Cash and cash equivalents	14,618,114		8,368,789
Accounts receivable	126,218		74,409
Other current assets	546,295		1,472,669

Non-current assets	8,152,266		7,205,731
Petroleum and alcohol account - Federal government credits	817,150		816,714
Deposits tied to judicial proceedings	2,061,090		1,716,089
Advance for pension plan
Marketable securities	4,720,603		4,582,648
Other assets	553,423		90,280

Current liabilities		9,933,760		5,981,885
Financing		4,960,799		2,835,604
Dividends and interest on shareholders' equity		1,274,840		691,017
Other current liabilities		3,698,121		2,455,264

Non-current liabilities		40,518,752		43,340,280
Financing		39,515,981		43,209,637
Other non-current liabilities		1,002,771		130,643
	23,442,893	50,452,512	17,121,598	49,322,165

7.6 Remuneration of the Company’s key personnel

The total remuneration for short-term benefits for the Company’s key personnel during the first quarter of 2010 was R$ 2,754 thousand (R$ 1,591 thousand in the first quarter of 2009), referring to seven officers and nine board members.

8 Inventories

	R$ thousand
	Consolidated		Parent company
	03.31.2010	12.31.2009	03.31.2010	12.31.2009
Products:
Oil products (*)	6,109,330	5,746,231	4,599,100	4,051,752
Alcohol (*)	593,196	471,914	284,779	237,196
	6,702,526	6,218,145	4,883,879	4,288,948

Raw materials, mainly crude oil (*)	9,775,667	9,724,432	7,311,835	7,260,937
Maintenance materials and supplies (*)	3,356,712	3,294,774	2,947,604	2,880,019
Others	275,505	249,275	30,863	32,845
Total	20,110,410	19,486,626	15,174,181	14,462,749

Current	20,030,610	19,447,693	15,110,775	14,437,132
Non-current	79,800	38,933	63,406	25,617
(*) Includes imports in transit.

9 Petroleum and alcohol accounts - STN

In order to settle accounts with the Federal Government pursuant to Provisional Measure 2181, of August 24, 2001, after providing all the information required by the National Treasury Department (STN), Petrobras is seeking to settle the remaining differences between the parties.

At March 31, 2010, the balance of the account was R$ 817,150 thousand (R$ 816.714 thousand in December 31, 2009) and this can be settled by the Federal Government by issuing National Treasury Notes in an amount equal to the final balance for the settling of accounts or through offsetting against other amounts that Petrobras may be owing the Federal Government at the time, including tax related amounts or a combination of the foregoing operations.

10 Marketable securities

	R$ thousand
	Consolidated		Parent company
	31.03.2010	31.12.2009	31.03.2010	31.12.2009
Available for sale	4,572,070	4,467,830	4,325,673	4,171,047
Held until maturity	409,103	294,953	2,870,046	1,726,339
	4,981,173	4,762,783	7,195,719	5,897,386
Less: current portion of securities	255,663	123,824	2,861,212	1,717,566
Non-current portion of securities	4,725,510	4,638,959	4,334,507	4,179,820

The securities, classified as long-term, are composed as follows:

	R$ thousand
	Consolidated		Parent company
	31.03.2010	31.12.2009	31.03.2010	31.12.2009

NTN-B	4,537,349	4,380,432	4,316,303	4,167,049
B Certificates	27,269	26,660
Others	160,892	231,867	18,204	12,771
	4,725,510	4,638,959	4,334,507	4,179,820

The Series B National Treasury Notes (NTN-B) were given as a guarantee to Petros, on October 23, 2008, after signing the financial commitment agreement entered into between Petrobras and subsidiaries that are sponsors of the Petros Plan, unions and Petros, for settling of obligations with the pension plan. The face value of the NTN-B is indexed to the variation of the Amplified Consumer Price Index (IPCA). The interest coupons will be paid half-yearly at the rate of 6% p.a. on the updated face value of these notes and the maturities are from 2024 to 2035.

The B certificates were received by Brasoil on account of the sale of platforms in 2000 and 2001, with half-yearly maturities until 2011 and yielding interest equivalent to Libor plus 0.70% p.a. to 4.25% p.a.

At March 31, 2010, the Parent company had resources invested in a non standard credit assignment investment fund (FIDC-NP), related to non-performing credit rights of its operating activities in the amount of R$ 2,861,212 thousand and R$ 1,717,566 thousand at December 31, 2009

11 Project financing

Petrobras carries out projects jointly with Brazilian and international finance agents and companies in the petroleum and energy sector for the purpose of making feasible the investments needed in the business areas in which the company operates.

11.1 Specific purpose entities

The project financing is made feasible through specific purpose entities (SPE), whose activities are, in essence, controlled by Petrobras through contractual commitments with the transfer of assumed benefits, risks and controls and on the termination of each contract the Company has the right to exercise its option for purchase of the assets or the total number of common shares of the SPEs.

a) Projects with assets in operation

The assets and liabilities originating from these contractual commitments are recognized in the individual financial statements of Petrobras as from the entry into operation of these assets and they are inserted in notes 14.1 and17, respectively.

Project	Description	Main guarantees

Barracuda and Baratinga

To make the development of the production of the Barracuda and Caratinga fields, in the Campos Basin viable. SPE Barracuda e Caratinga Leasing Company B.V. (BCLC) is in charge of setting up all the assets (wells, submarine equipment and production units) required for the project. It is also the owner of them.

Guarantee provided by Brasoil to cover BCLC's financial needs.

PDET

PDET Offshore S.A. is the owner of the project's assets and its purpose is to improve the infrastructure for transfer of the oil produced in the Campos Basin to the refineries in the Southeast Region and for export. These assets have been leased to Petrobras until 2019.

All the project's assets

Malhas

A consortium between Transpetro, Transportadora Associada de Gás (TAG), formerly TNS, Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN contribute to the consortium through building assets related to the transport of natural gas. TAG (a company fully owned by Gaspetro) provides assets already built previously. Transpetro contributes as operator of the gas pipelines.

Prepayments based on transport capacity to cover any eventual consortium cash shortages.

Project	Description	Main guarantees

Marlim Leste (P-53)

To develop the production of the Marlim Leste field, Petrobras will use a stationary production unit , P-53, which has been chartered from Charter Development LLC. The bare boat charter agreement, executed in November 2009, will be valid for a period of 15 years as from March 2010.

All the project's assets will be given in guarantee.

Others (Albacora, Albacora/Petros and PCGC)		Ownership of the assets or payment of an additional lease in the event the revenue is not sufficient to meet obligations with financiers.

b) Project financing in progress

The assets originating from project financing in progress will be recorded in the property, plant and equipment of the parent company when these assets enter into operation and they are inserted in note 14 of the consolidated statements of Petrobras.

Project	Description	Main guarantees

Amazônia US$ 2.1 billion (*)

Construction of 385 km of gas pipeline between Coari and Manaus, and 285 km of LPG pipeline between Urucu and Coari, both of which are under the responsibility of Transportadora Urucu Manaus S.A.; and the construction of a 488 MW thermoelectric power station through Companhia de Geração Termelétrica Manauara S.A.

Pledge of credit rights. Pledge of the shares of the SPE.

Mexilhão US$ 756 million (*)

Construction of a platform (PMXL-1) for production of natural gas in the Mexilhão and Cedro fields in the Santos Basin, which will be held by Companhia Mexilhão do Brasil (CMB), which will be responsible for obtaining the funds needed to build the platform. After it has been built, PMXL-1will be leased to Petrobras, which holds the concession for exploration and production in the aforementioned fields.

Pledge of credit rights Pledge of the shares of the SPE.

Modernization of Revap US$ 1.65 billion (*)

The objective of this project is to increase the heavy oil processing capacity of the Henrique Lage Refinery (Revap), bringing the diesel it produces into line with new Brazilian specifications and reducing pollution emission levels. To do this, the SPE, Cia. de Desenvolvimento e Modernização de Plantas Industriais (CDMPI) was created, which will build and lease to Petrobras a delayed coking plant, a coke naphtha hydro-treatment unit and the related units to be installed in this refinery.
The Executive Committee authorized an additional payment of funds of US$ 450 million through issuing promissory notes, amounting to a total of US$ 750 million.

Prepayments of leasing to cover any eventual cash shortages of CDMPI.

(*) Estimated value of the investment in the project.

c) Project concluded with the exercise of the purchase option

Project	Description	Main guarantees

Cabiúnas

Project with the object of increasing the transport capacity for the Campos Basin gas production. With the termination of the lease agreement, on March 16, 2010 Petrobras exercised the purchase option for Cayman Cabiúnas Investment Co. Ltd (CCIC), SPE of the project.

Pledge of 10.4 billion m3 of gas.

11.2 Reimbursements receivable and Ventures under negotiation

The balance of reimbursements receivable, net of advances received, referring to the costs incurred by Petrobras on account of projects already negotiated with third parties is presented in note 7.1.

The ventures under negotiation, which encompass the expenses already realized by Petrobras for which there are no defined partners, total R$ 137,461 thousand at March 31, 2010 (R$ 752,107 thousand at December 31, 2009).

These expenditures are recorded under long-term assets as structured financing in the individual statements of Petrobras and in property, plant and equipment in the consolidated financial statements.

12 Deposits in court

The deposits in court are presented according to the nature of the corresponding lawsuits:

	R$ thousand
	Consolidated		Parent company
	31.03.2010	31.12.2009	31.03.2010	31.12.2009
Labor	778,751	725,960	714,901	693,997
Tax (*)	937,463	888,324	667,446	661,620
Civil (*)	393,440	362,216	344,183	330,273
Others	13,110	12,188	4,902	4,897
Total	2,122,764	1,988,688	1,731,432	1,690,787

(*) Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

13 Investments

13.1 Information on subsidiaries, jointly controlled subsidiaries and affiliated companies

	R$ thousand
	03.31.2010	12.31.2009

Interests in subsidiaries and affiliated companies:
Petrobras Distribuidora S.A. - BR	8,646,234	8,245,045
Petrobras Química S.A. - Petroquisa	3,118,716	3,048,002
Petrobras Gás S.A. - Gaspetro	6,558,970	6,790,000
Petrobras Transporte S.A. - Transpetro	1,884,678	2,097,385
Braspetro Oil Services Company - Brasoil	1,074,318	895,337
Downstream Participações Ltda.	964,673	945,932
Petrobras Negócios Eletrônicos S.A. - E-Petro	24,598	24,420
Petrobras Comercializadora de Energia Ltda. - PBEN	423,704	344,422
Termobahia S.A.	23,936	58,333
Termorio S.A.	2,515,428	3,029,716
FAFEN Energia S.A.	298,333	280,894
Petrobras Netherlands B.V. - PNBV	4,455,589	3,929,214
Baixada Santista Energia Ltda.	223,211	227,427
Termoceará Ltda.	246,665	236,332
Fundo de Investimento Imobiliário RB Logística - FII	1,337	0
Termomacaé Ltda	669,629	934,302
Sociedade Fluminense de Energia Ltda. - SFE	166,664	333,171
Usina Termelétrica de Juiz de Fora S.A.	156,598	147,066
Cordoba Financial Services GmbH	1,400	33
Refinaria Abreu e Lima S.A.	1,599,885	1,731,531
Petrobras Biocombustível S.A.	216,931	100,048
Marlim Participações S. A.	49,409	75,238
Comperj Participações S.A.	1	1
Comperj Petroquímicos Básicos S.A.	1,682,828	1,011,002
Comperj PET S.A.	202,950	129,618
Comperj Estirênicos S.A.	53,237	31,933
Comperj MEG S.A	55,510	39,933
Comperj Poliolefinas S.A.	216,471	136,692
Nova Marlim Participações S.A.	908	1,017
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	1,886,813	1,894,365
Breitener Energética S.A.	31,995	38,882
	37,451,619	36,757,291

Jointly controlled subsidiaries
UTE Norte Fluminense S.A.	63,549	70,229
Termoaçu S.A.	546,771	545,239
Ibiritermo S.A.	56,964	68,892
GNL do Nordeste	25	38
Brentech Energia S.A.	9,252	4,032
Refinaria de Petróleo Riograndense S.A.	3,796	7
Brasympe Energia S.A.	13,793	13,714
Brasil PCH S.A.	61,795	61,521
Cia Energética Manauara S.A	21,110	19,557
PMCC Projetos de Transporte de Álcool S.A.	3,331	3,166
Participações em Complexos Bioenergéticos S.A. - PCBIOS	30,808	30,832
	811,194	817,227

Interests in affiliated companies
UEG Araucária Ltda.	128,415	130,117
Arembepe Energia S.A.	5,649	9,714
Quattor Participações S.A.	158,986	403,636
Energética Camaçari Muricy I Ltda.	19,484	24,812
Termelétrica Potiguar S.A.	4,423	4,502
Companhia Energética Potiguar	912	526
Energética Suape II S.A.	4,204	1,635
Energética Britarumã S.A.	33	33
	322,106	574,975

Total investments	38,584,919	38,149,493

13.2 Consolidated investments

	R$ thousand
	31.03.2010	31.12.2009

Affiliated companies
Braskem	640,375	1,195,388
BRK - Investimentos Petroquímicos	746,630	-
Quattor Participações S.A.	85,650	388,374
Petroritupano - Orielo	534,829	531,066
Petrowayu - La Concepción	398,946	390,031
Petrokariña - Mata	282,972	275,181
UEG Araucária	125,438	94,937
Refinor	50,956	70,686
Copergás - Cia Pernambucana de Gás	76,734	83,396
Deten Química S.A.	74,560	68,855
Other affiliated companies	451,256	362,720
	3,468,346	3,460,634

Goodwill - Acquisition Investments	1,718,253	1,712,320

Other investments	490,151	486,806
	5,676,750	5,659,760

13.3 Investments in listed companies

We present below the investments in publicly-held companies with shares traded on the stock markets:

				Quotation on stock
				exchange		Market value
	Lot of a thousand shares			(R$ per share)		R$
Company	03.31.2010	12.31.2009	Type	03.31.2010	12.31.2009	03.31.2010	12.31.2009

Subsidiaries
Petrobras Argentina (*)	678,396	678,396	ON	2.94	2.77	1,994,484	1,879,157
						1,994,484	1,879,157

Affiliated companies
Braskem	59,014	59,014	ON	11.70	12.44	690,464	734,134
Braskem	72,997	72,997	PNA	13.09	14.08	955,531	1,027,798
Quattor Petroquímica	51,111	51,111	PN	6.85	7.40	350,110	378,221
						1,996,105	2,140,153

(*) On January 1, 2009 Petrobras Energia Participaciones S.A. (Pepsa) was taken over by its subsidiary Petrobras Energia S.A. (Pessa), which changed its company name to Petrobras Argentina S.A.

Quotation for Pesa’s shares on the Buenos Aires stock exchange.

The market value of these shares does not necessarily reflect the realizable value of a representative lot of shares.

13.4 Other information

a) New investments abroad

a.1) Acquisition of the entire Pasadena Refinery

In a decision handed down on April 10, 2009, in an arbitration process existing between Petrobras America Inc. PAI) and others and Astra Oil Trading NV (ASTRA) and others, which was in progress in accordance with the arbitration rules of the International Centre for Dispute Resolution, the exercise of the put option exercised by ASTRA was confirmed as valid with respect to PAI and subsidiaries of the remaining 50% of the shares of ASTRA in Pasadena Refining Systems Inc. PRSI) and in the correlated trading company. PRSI owns the Pasadena Refinery, with an operating office in Texas. The operating, management and financial responsibilities had already been transferred to PAI since September 17, 2008, based on a preliminary arbitration decision on October 24, 2008.

According to the arbitration decision on April 10, the amount to be paid for the remaining 50% shareholding interest in the refinery and in the trading company in Pasadena was fixed at US$ 466 million. The payment would be made in three installments, the first in the amount of US$ 296 million (originally due on April 27, 2009, according to the decision) and the following two payments in the amount US$ 85 million each, with due dates fixed by the arbitrators for September 2009 and September 2010. The disputing parties presented requests for clarification to the arbitration panel on certain points of the decision, but on June 3, 2009 the arbitration panel had already confirmed “in totum” the original decision without presenting any further explanations. The panel also decided that PAI should reimburse ASTRA the amount of US$ 156 plus interest, paid by ASTRA to the bank BNP Paribas as a result of the closing of the line of credit held by the trading company.

The amounts corresponding to the purchase of the shares and the reimbursement of the payment of the guarantee by BNP to ASTRA have been recognized in the accounting by the Company since the arbitration decision in April 2009. At December 31, 2009, these amounts corresponded to US$ 488 million and US$ 177 million, respectively, already considering the interest due up to this date.

In March 2009 a loss was recognized in the amount of R$ 341,179 thousand (USS 147,365 thousand), corresponding to the difference between the value of the net assets and the value defined by the arbitration panel.

Until now the parties have not reached an agreement with respect to the finalization of various pending items existing between them, some of them the object of double collection on the part of ASTRA, for signing the overall term of agreement that will put an end to the litigation and permit the payments that are the object of the arbitration decision.

On March 10, 2010, the Federal Court of Houston, Texas, USA confirmed the arbitration award handed down on April 10, 2009, rejecting a request by PAI for extinguishment of the process without resolution of merit, through incompetence of the judge, and of partial annulment and modification of the arbitration award. It ratified, notwithstanding, the decision that PAI acquired 100% of the shareholding of Astra Oil Trading NV in PRSI. PAI requested reconsideration of the part of the decision that confirmed the competence of the Federal Court in question and other aspects of the decision.

Judicial proceedings in which requests are made for reciprocal indemnifications made by the parties also continue in progress. Additionally, PRSI and the Trading Company are seeking recovery of certain accounting and fiscal books and records of these companies, incorrectly withheld by ASTRA and two legal firms.

b) Investment agreement between Petrobras, Petroquisa, Braskem, Odebrecht and Unipar

The investment agreement entered into on January 22, 2010, in accordance with a material fact disclosed to the market, established that the transaction for integration of the petrochemical interests will be achieved through the following steps(i) formation of a holding company, BRK Investimentos Petroquímicos S.A. (BRK), which now holds all the common shares issued by Braskem previously held by Odebrecht, Petroquisa and Petrobras (Petroquisa and Petrobras, jointly, the “Petrobras system”) (ii) payments of funds into BRK, to be made in cash by Odebrecht and Petrobras; (iii) a capital increase from Braskem to be made in the form of a private subscription by its shareholders; (iv) acquisition by Braskem of Quattor Participações held by Unipar; (v) acquisition by Braskem of 100% of the shares of Unipar Comercial e Distribuidora S.A. (Unipar Comercial) and of 33.33% of the shares of Polibutenos S.A. Indústrias Químicas (Polibutenos); and (vi) incorporation by Braskem of the shares of Quattor held by the Petrobras System.

On February 8, 2010, W.B.W., a subsidiary of Petroquisa, the holder of 31% of the voting capital of Braskem, was taken over by BRK. With this transaction, Odebrecht and the Petrobras System began the process for concentrating all their common shares issued by Braskem in BRK.As a result, BRK is now the holder of common shares issued by Braskem corresponding to 93.3% of its voting capital. The capital of BRK, in turn, was fully established through common shares held by Petroquisa and Odebrecht.

Also on February 8, 2010 a shareholders’ agreement was entered into between the Petrobras System and Odebrecht which now regulates their relationship as shareholders of Braskem and BRK. The abovementioned shareholders’ agreement reflects the commitments of the Petrobras System and Odebrecht to high levels of corporate governance and aggregation of value for all the shareholders of Braskem.

In the terms of the shareholders’ agreement, all the issues within the competence of the General Shareholders’ Meeting and the Board of Directors will be approved by consensus between Odebrecht and the Petrobras System. In the election of the officers, including the chief executive officer, and in the approval of the business plan, specific rules of the shareholders’ agreement will be observed, which constitute an exception to the rule of consensus.

In compliance with what is established in the investment agreement, on March 30, 2010 Odebrecht contributed R$ 1 billion and on April 5 2010 Petrobras contributed R$ 2.5 billion to BRK. After the transfer of the abovementioned funds, Odebrecht and the Petrobras System now hold 53.79% and 46.21% of the total capital of BRK, respectively.

Also, on January 22, 2010, Odebrecht, the Petrobras System and Braskem executed a joint-venture agreement, the purpose of which is to regulate their commercial and corporate relationship in the Petrochemical Complex of Suape (Suape Complex) and the Petrochemical Complex of the State of Rio de Janeiro (COMPERJ). The joint-venture agreement establishes that Braskem will gradually assume the companies that develop the businesses of the Suape Complex. With respect to the companies that develop the first and second petrochemical generations of COMPERJ, it was agreed that Braskem will assume these petrochemical businesses, observing the agreed-upon conditions. These transactions are in harmony with the interest of Odebrecht and the Petrobras System in integrating their petrochemical interests in Braskem.

The Company understands that the whole transaction is aligned with its strategic plan of operating in the petrochemical sector in a way that is integrated with its other businesses, adding value to its products and permitting more effective participation in Braskem. The transaction will also permit greater valorization of its participation in the petrochemicals sector as a result of the larger scale of a capital structure that is more appropriate for the challenges of global competition and that the investment and shareholders agreements provide the Petrobras System a shareholding position that influences the preparation of the strategic, financial and operating strategies of the interested companies.

c) Petrobras Biocombustível acquires an interest in an ethanol refinery

In the first quarter of 2010, Petrobras Biocombustível paid R$ 105,000 thousand into the capital of Total Agroindústria Canavieira S/A, in accordance with a commitment established in the Minutes of the Special General Shareholders’ Meeting of December 22, 2009, to pay in the amount of R$ 150,000 thousand not later than March 2011, when it will then hold 40.4% of the capital.

This initiative, in line with strategic planning for 2009-2013, inserts the Company in the ethanol market. The partnership will make it viable to expand the refinery to a total capacity of 203 million liters per year, with surplus electric power of 38.5 MW for trading, generated through the use of sugar cane bagasse.

d) Increase in the interest in the capital of Breitener Energética S.A.

Up till December 31, 2009, Petrobras held 30% of the capital of Breitener Energética S.A., a company established for the purpose of generating electric power, situated in the city of Manaus, in the state of Amazonas. On February 12, 2010, 35% of the interest in the capital was purchased for R$ 3 thousand and Petrobras now holds shareholding control of the company. The evaluation of the fair value of the assets and liabilities has not been concluded and, therefore, preliminarily, a gain of R$ 17,362 thousand was recognized, pursuant to CPC 15 -Business Combinations (IFRS 3).

e) Acquisition of Cayman Cabiunas Investment Co. Ltd

On March 16, 2010, Petrobras exercised its purchase option for Cayman Cabiunas Investment Co. Ltd., for US$ 85 million, equivalent to R$ 151,521 thousand, as established in the Put and Call Agreement.

14 Property, plant and equipment

14.1 By type of Asset

	R$ thousand
	Consolidated
	Lands, buildings and improvements	Equipment and other assets	Materials and expansion projects	Expenses on exploration and production development for oil and gas	Total	Total
Balance at January 1, 2009	7,881,591	63,919,239	65,043,272	48,849,487	185,693,589	117,713,759
Additions	1,565,944	5,413,593	45,406,925	17,353,633	69,740,095	42,950,586
Capitalized interest	63,000	197,944	2,308,687	717,148	3,286,779	2,477,538
Business combinations	(49,286)	(388,953)	(59,602)	-	(497,841)
Write-offs	(348,095)	(192,435)	(131,283)	(4,002,773)	(4,674,586)	(3,455,629)
Transfers	2,273,507	16,021,454	(18,516,948)	119,142	(102,845)	54,987
Depreciation, amortization and depletion	(465,368)	(8,249,369)	(4,871)	(5,194,049)	(13,913,657)	(9,746,497)
Impairment - formation	(308)	(161,365)	-	(356,052)	(517,725)	(575,458)
Impairment - reversion	-	16,499	-	19,756	36,255	27,506
Accumulated translation adjustment	(386,078)	(6,051,072)	(2,433,059)	(3,100,431)	(11,970,640)	-
Balance at December 31, 2009	10,534,907	70,525,535	91,613,121	54,405,861	227,079,424	149,446,792
Additions	547,841	794,507	9,843,892	4,733,063	15,919,303	9,155,968
Capitalized interest	33,780	-	809,697	222,955	1,066,432	872,074
Business combinations	61,167	69,725	17,750	-	148,642
Write-offs	(4,126)	(148,686)	(16,629)	(647,057)	(816,498)	(556,222)
Transfers	797,557	1,391,464	(2,593,045)	(55,661)	(459,685)	625,642
Depreciation, amortization and depletion	(153,090)	(1,724,051)	(938)	(1,193,490)	(3,071,569)	(2,125,931)
Impairment - formation	(276)	(82,026)	-	-	(82,302)	-
Impairment - reversion	-	-	-	-	-	-
Accumulated translation adjustment	21,033	(342,883)	303,066	619,825	601,041	-
Balance at March 31, 2010	11,838,793	70,483,585	99,976,914	58,085,496	240,384,788	157,418,323
	-	-	-	-	-
Cost	13,693,464	127,776,237	91,613,121	91,605,309	324,688,131	224,729,450
Accumulated depreciation, amortization and
depletion	(3,158,557)	(57,250,702)	-	(37,199,448)	(97,608,707)	(75,282,658)
Balance at December 31, 2009	10,534,907	70,525,535	91,613,121	54,405,861	227,079,424	149,446,792

Cost	15,123,032	129,528,572	99,976,914	96,504,496	341,133,014	234,183,368
Accumulated depreciation, amortization and
depletion	(3,284,239)	(59,044,987)	-	(38,419,000)	(100,748,226)	(76,765,045)
Balance at March 31, 2010	11,838,793	70,483,585	99,976,914	58,085,496	240,384,788	157,418,323

14.2 Depreciation

Depreciation is presented as follows:

	R$ thousand
	Consolidated		Parent company
	Jan-Mar 2010	Jan-Mar 2009	Jan-Mar 2010	Jan-Mar 2009
Portion absorbed in the funding:
Of assets	1,590,396	1,776,050	1,036,544	1,072,863
Of exploration and production expenses	1,056,525	885,846	815,524	678,613
Cost for abandonment of wells
capitalized / provisioned	140,977	151,305	100,892	151,315
	2,787,898	2,813,201	1,952,960	1,902,791

Portion recorded directly in the results	283,671	229,584	172,971	121,950
	3,071,569	3,042,785	2,125,931	2,024,741

14.3 Decrease to recoverable value of assets (Impairment)

Gas & Energy

The loss is related to the assets for generating electric power of the subsidiary Breitener, due to the need to purchase new engines fueled by natural gas, since the engines currently used, fueled by fuel oil will remain on standby, as determined in the contracts with Eletrobras Amazonas Energia S.A., which stipulate bi-fuel operation (gas and fuel oil) for Breitener’s two thermoelectric power stations in Manaus, in the State of Amazonas.

Although the installed generation capacity will be duplicated as from the entry into operation of the new engines, there are still agreements for the sale of this power that may generate new revenue. Accordingly, the company conducted an impairment test for the current fuel oil engines and compared the book value of these assets with their recoverable value, since the Company will have to keep the present engines on standby, and their use value, which corresponds to the residual amount recorded in the accounting books, was considered for comparison.

Based on these indexes, the Company conducted an impairment test for these assets and recognized a provision for loss in the amount of R$ 79,922 thousand. This amount will be submitted to the General Shareholders’ meeting of that company.

International

In the first quarter of 2010 a loss was recorded in the amount equivalent to R$ 96,400 thousand, due to the decrease in the recoverable value (impairment) of assets held for sale, referring to the refining and distribution segment.These assets were valued at their fair value, which corresponds to the revenue to be earned in the sales process, net of expenses incurred.

15 Intangible assets

15.1 By business segment

	R$ thousand
	Consolidated					Parent company
		Software
	Rights and Concessions	Acquired	Developed internally	Goodwill from expectations of future profitability	Total	Total
Balance at December 31, 2008	6,875,819	440,666	1,343,598	932,371	9,592,454	3,233,247
Addition	315,398	83,249	310,924	16,463	726,034	362,809
Capitalized interest	-	-	18,797	-	18,797	18,797
Write-off	(58,530)	(8,318)	(16,225)	-	(83,073)	(28,562)
Transfers	(107,622)	40,042	(2,970)	16,471	(54,079)	1,399
Amortization	(223,594)	(148,957)	(289,856)	-	(662,407)	(371,205)
Impairment - formation	-	-	-	-	-	-
Accumulated translation adjustment	(1,194,723)	(32,210)	537	(40,466)	(1,266,862)	-
Balance at December 31, 2009	5,606,748	374,472	1,364,805	924,839	8,270,864	3,216,485
Addition	25,949	4,296	63,874	-	94,119	62,413
Capitalized interest			4,588		4,588	4,588
Write-off	(52,286)	(100)	(11,202)	-	(63,588)	(33,993)
Transfers	182,706	816	10,732	-	194,254	526
Amortization	(37,663)	(30,595)	(75,278)	-	(143,536)	(95,961)
"Impairment" - constituição					-	-
Accumulated translation adjustment	32,059	2,302	-	2,703	37,064	-
Balance at March 31, 2010	5,757,513	351,191	1,357,519	927,542	8,393,765	3,154,058

Estimated useful life - year	25	5	5	Idenfinite

15.2 Devolution of exploration areas to ANP

During the first quarter of 2010, Petrobras returned to the National Agency of Petroleum, Natural Gas and Biofuels (ANP) the total rights to the following exploration blocks:

• Potiguar land basin: POT-T-354, POT-T-605, POT-T-606;

• Recôncavo land basin: REC-T-168;

• Santos basin: S-M-729, S-M-790, S-M-616, S-M-617, S-M-670, S-M-728 and S-M-1226;

• São Francisco land basin:SF-T-103 and SF-T-113.

15.3 Devolution to ANP of petroleum or natural gas fields operated by Petrobras

During the first quarter of 2010, Petrobras returned to the National Agency of Petroleum, Natural Gas and Biofuels (ANP) the rights to the Carapó field located on the continental platform of the state of Espírito Santo.

15.4 Concession of services for distribution of piped natural gas

Petrobras, through its subsidiaries, Petrobras Gás S.A. (Gaspetro), BR Distribuidora and Petrobras Energia S.A (PESA), has a shareholding interest in natural gas distributing companies located in Brazil and Argentina.

In Brazil, the concessionaires have concession agreements for a period of 30 or 50 years and they started up their activities in different periods, using gas pipelines built by or purchased from third parties, with natural gas originating from Brazil and Bolivia. These agreements contain clauses that permit their renewal and establish quarterly readjustments of the tariffs practiced in order to reflect the changes in the international price of oil, the US dollar (in the case of the companies that use imported natural gas) or price indexes for the consumer.

In Argentina, Transportadora de Gas del Sur S.A. (TGS), a subsidiary of CIESA, a joint subsidiary of PESA, was established from the privatization process of the Argentine company Gás Del Estado (GdE) and it started up its commercial activities on December 20, 1992, through a concession agreement for transport and distribution of natural gas in Argentina for a period of 35 years, renewable for another 10 years, provided that it fulfils certain contractual obligations. The tariffs are readjusted as follows: (i) half-yearly, in order to reflect the changes in the production indexes of the United States; and (ii) every five years in accordance with efficiency and investment factors to be determined by the regulatory agency.

Both in Brazil and abroad the remuneration for providing services consists of a combination of, basically, three components: (i) price of gas purchased; (ii) operating costs and expenses; and (iii) remuneration of capital invested.

The amount recorded as Intangible assets as of March 31, 2010, in an amount equivalent to R$ 1,448,230 thousand, refers to the amount of the assets linked to the concession. In the case of concessions in Brazil, the amount to be reimbursed at the end of the concession will be calculated based on the investments made in the last 5 or 10 remaining years of the concession. In the case of the concession in Argentina, the amount to be reimbursed at the end of the concession is recorded as long-term accounts receivable in the amount of R$ 78,359 thousand.

16 Financing

	R$ thousand
	Consolidated
	Current		Non-current
	03.31.2010	12.31.2009	03.31.2010	12.31.2009
Abroad
Financial institutions	8,884,055	9,314,364	26,134,528	18,820,050
Bearer bonds - Notes, Global Notes	908,852	1,274,654	21,647,241	21,008,944
Trust Certificates - Senior/Junior	123,439	120,372	430,987	450,704
Others	20,349	3,224	178,100	174,120
Subtotal	9,936,695	10,712,614	48,390,856	40,453,818

In Brazil
Export Credit Notes	3,275,625	1,099,897	3,073,460	6,177,294
National Bank for Economic and Social
Development - BNDES	1,566,258	1,519,973	32,335,055	32,065,415
Debentures	1,733,911	1,653,519	2,332,219	2,358,730
FINAME - Earmarked for construction of Bolivia-Brazil
gas pipeline	77,334	80,678	111,523	103,653
Bank Credit Certificate	3,615,035	7,083	0	3,770,630
Advance on exchange contracts (ACC)	5,411	4,476	0	0
Others	125,212	87,295	914,398	62,640
Subtotal	10,398,786	4,452,921	38,766,655	44,538,362

	20,335,481	15,165,535	87,157,511	84,992,180

Interest on financing	1,521,988	1,418,960

Current portion of the financing in
non-current liabilities	11,713,255	6,162,963
Short-term financing	7,100,238	7,583,612

Total short-term financing	20,335,481	15,165,535

	R$ thousand
	Parent company
	Current		Non-current
	03.31.2010	12.31.2009	03.31.2010	12.31.2009
Abroad
Financial institutions	289,094	255,425	12,914,829	5,855,615
Subtotal	289,094	255,425	12,914,829	5,855,615

In Brazil
Export Credit Notes	3,275,625	1,099,897	3,073,460	6,177,294
National Bank for Economic and Social
Development - BNDES	28,784	190,571	8,822,464	8,631,698
Debentures	1,580,194	1,492,576	1,633,523	1,631,833
FINAME - Earmarked for construction of Bolivia-Brazil
gas pipeline	74,578	77,431	109,742	101,593
Bank Credit Certificate	3,615,035	7,083	0	3,605,934
Advance on exchange contracts (ACC)	0	0	0	0
Others	0	0	0	0
Subtotal	8,574,216	2,867,558	13,639,189	20,148,352

	8,863,310	3,122,983	26,554,018	26,003,967

Interest on financing	568,796	670,577
Current portion of the financing in
non-current liabilities	8,294,514	2,452,406

Total short-term financing	8,863,310	3,122,983

16.1 Maturities of the principal and interest of the financing in non-current liabilities

	R$ thousand
	03.31.2010
	Consolidated	Parent company
2011	4,883,429	947,289
2012	7,112,405	1,786,456
2013	4,209,511	359,889
2014	4,971,762	1,663,656
2015 onwards	65,980,404	21,796,728
Total	87,157,511	26,554,018

16.2 Interest rates for the financing in non-current liabilities

	R$ thousand
	Consolidated		Parent company
	03.31.2010	12.31.2009	03.31.2010	12.31.2009
Abroad
Up to 6%	33,435,379	24,949,316	12,830,847	5,758,068
From 6 to 8%	12,015,417	12,965,082	83,983	97,547
From 8 to 10%	2,504,451	2,208,247	0	0
From 10 to 12%	220,422	78,510	0	0
More than 12%	215,187	252,663	0	0
	48,390,856	40,453,818	12,914,830	5,855,615

In Brazil
Up to 6%	2,972,175	2,846,049	109,742	101,593
From 6 to 8%	24,872,953	24,940,838	8,822,463	8,631,698
From 8 to 10%	9,270,585	7,996,242	3,341,389	2,898,715
From 10 to 12%	1,650,942	8,755,233	1,365,594	8,516,346
More than 12%	0	0	0	0
	38,766,655	44,538,362	13,639,188	20,148,352
	87,157,511	84,992,180	26,554,018	26,003,967

16.3 Balances per currencies in non-current liabilities

		R$ thousand
	Consolidated		Parent company
	03.31.2010	12.31.2009	03.31.2010	12.31.2009
US dollar	47,361,304	39,416,556	12,745,269	5,671,026
Yen	2,583,409	2,189,296	169,560	184,589
Euro	76,364	81,394	0	0
Real (*)	36,917,696	42,820,853	13,639,189	20,148,352
Others	218,738	484,081	0	0
	87,157,511	84,992,180	26,554,018	26,003,967

* At March 31, 2010 it includes R$ 25,211,334 thousand in financing in local currency parameterized to the variation of the dollar.

The hedges contracted for coverage of notes issued abroad in foreign currencies and the fair value of the long-term loans are disclosed in notes 31 and 32, respectively.

16.4 Funding

The main long-term funding carried out during the first quarter of 2010 is presented as follows:

Abroad
		Amount
Company	Date	(US$)	Maturity	Description
Petrobras	Feb 2010	2,000,000	2019	Financing obtained from the China Development Bank
Petrobras	March 2010	2,000,000	2019	(CDB) - Libor plus spread of 2.8% p.a.
		4,000,000

16.5 Other information

The loans and the financing are intended mainly for the, development of oil and gas production projects, construction of ships and pipelines, as well as the expansion of industrial units.

16.5.1 Financing with official credit agencies

a) Abroad

		Amount in US$
Company	Agency	Contracted	Used	Balance	Description
	China
Petrobras	Development	10,000,000	7,000,000	3,000,000	Libor + 2.8% p.a.
	Bank

b) In Brazil

		Amounts in R$
Company	Agency	Contracted	Used	Balance	Description
					Program for Modernization and
Transpetro (*)	BNDES	7,798,526	308,052	7,490,474	Expansion of Fleet (PROMEF) -
					TJLP+2.5% p.a.

Transportadora
Urucu Manaus	BNDES	2,489,500	2,433,564	55,936	Coari-Manaus gas pipeline
TUM					TJLP+1.96% p.a.

Transportadora	BNDES	2,214,821	2,119,246	95,575	Cacimbas-Catu (GASCAC) gas pipeline -
GASENE					TJLP+1.96% p.a.

(*) Agreements for conditioned purchase and sale of 33 ships were entered into with 4 Brazilian shipyards in the amount of R$ 8,665,029 thousand, where 90% is financed by BNDES.

16.5.2 Debentures

The debentures issued by Petrobras that financed, through BNDES, the acquisition in advance of the right to use the Bolivia-Brazil gas pipeline over a period of 40 years to transport 6 million cubic meters of gas per day (TCO - Transportation Capacity Option), totaled R$ 430,000 thousand (43,000 debentures with a face value of R$ 10.00) with maturity on February 15, 2015. These debentures are secured by common shares of TBG.

In August 2006, Refinária Alberto Pasqualini - Refap S.A. issued 852,600 simple, registered, book-entry debentures in the amount of R$ 852.600 thousand, with the aim of expanding and modernizing its industrial park, with the following characteristics (basic conditions approved by BNDES and BNDESPAR on June 23, 2006): amortization over 96 months plus a six-month grace period; 90% of the debentures subscribed by BNDES with TJLP interest + 3.8% p.a.; and 10% of the debentures subscribed by BNDESPAR with BNDES basket of currencies interest + 2.3% p.a. In May 2008 Refap issued another 507,989 debentures with similar characteristics in the amount of R$ 507,989 thousand.

16.5.3 Guarantees

Petrobras is not required to provide guarantees to financial institutions abroad. Financing obtained from BNDES is secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

On account of a guarantee agreement issued by the Federal Government in favor of Multilateral Loan Agencies, motivated by financings funded by TBG, counter guarantee agreements were entered into, having as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., where TBG undertakes to entail its revenues to the order of the Brazilian treasury until the settlement of the obligations guaranteed by the Federal Government.

In guarantee of the debentures issued, Refap has a short-term investment account (deposits tied to loans), indexed to the variation of the Interbank Deposit Certificate (CDI). The balance of the account must be three times the value of the sum of the amortization of the principal and related charges of the last payment that was due.

16.5.4 Export credit note

Refap issued export credit notes (NCE) in the total amount of R$ 600,000 thousand, issuing NCE 300.500.796 on February 10, 2010 in the amount of R$ 300,000 thousand, with maturity on January 16, 2015, and NCE 330.500.804 on March 5, 2010 in the amount of R$ 300,000 thousand, with maturity on of February 6, 2015, to Banco de Brasil S.A. This modality is exclusively destined to reinforce working capital aiming at the production of exportable goods. The financial charges are 109.5% and 109.4%, respectively, of the average rate of the Interbank Deposit Certificate (CDI), capitalized monthly and paid half-yearly.

16.5.5 Indebtedness of CIESA and TGS

In order to clear the financial encumbrances of Compañia de Inversiones de Energia S.A. (CIESA) (a jointly controlled company), Pesa transferred its 7.35% interest in the capital of Transportadora de Gás Del Sur S.A. (TGS) (a subsidiary of CIESA) to Enron Pipeline Company Argentina S.A. (ENRON) and, simultaneously, ENRON transferred 40% of its interest in the capital of CIESA to a trustee, the addressee of which will be indicated by CIESA, according to the terms of the financial restructuring to be agreed upon with its creditors.

In the second stage of the process, in conformity with the agreement for restructuring the financial debt, once the necessary approvals have been obtained from Ente Nacional Regulador Del Gas (ENARGAS) and Comisión Nacional de Defensa de la Competencia, ENRON would transfer the remaining 10% interest in CIESA to the financial creditors in exchange for 4.3% of the class B common shares of TGS that CIESA would deliver to its financial creditors as partial payment of the debt.

The restructuring agreement entered into with the creditors in September 2005 established that the remaining balance of the financial debt would be capitalized by the creditors.The restructuring agreement also established a period of validity which was successively extended until December 31, 2008, as from which date any one of the parties could consider the agreement as unilaterally terminated.

The period of validity of the agreement expired without the government approvals having been obtained and on January 9, 2009, Ashmore Energy International Limited (currently AEI) declared that it was the sole owner of the negotiable obligations of CIESA.

On January 28, 2009, CIESA filed litigation in the courts of the State of New York in the United States of America, challenging the lapse of the abovementioned negotiable obligations.

On April 21, 2009, AEI filed a petition for annulment of the process filed by CIESA in the state of New York.

On May 14, 2009, CIESA and AEI were present in the New York court for discussion of the petition for annulment filed by AEI.Up till now, the New York court has still not handed down a decision on the matter.

Additionally, on April 6, 2009 CIESA was notified of a petition for bankruptcy filed by AEI in the Argentine Court, and reimbursement of the amount equivalent to US$ 127 million, referring to supposed credit originating from the negotiable bonds. CIESA replied to the notice, opposing the petition for bankruptcy, justifying, mainly, the following motives: (i) non fulfillment of the requirements for a petition for bankruptcy, considering that the claims on corporate bonds have a statute of limitation under New York law;(ii) CIESA is not insolvent.

In a decision in the second instance handed down by the Cámara Nacional de Apelaciones on October 9, 2009, the situation of insolvency of CIESA requested by AEI was rejected. The decision is unappealable, therefore, definitive.

As a result of the Chamber’s decision, CIESA presented to the New York courts a request for revival and reargumentation with respect to the request by AEI for annulment of the process filed by CIESA in the State of New York, requesting the repeal of the court decision of July 29, 2009 in which it admitted the request for annulment presented by AEI.

CIESA and AEI are currently awaiting the decision of the New York Court on the matter.

17 Contractual commitments

On March 31, 2010 the Company had financial commitments due to rights arising from operations with and without transfer of benefits, risks and controls of these assets.

a) Future minimum payments/receipts of contractual commitments with transfer of benefits, risks and control of assets:

	R$ thousand
	03.31.2010
	Consolidated		Parent company
	Minimum	Minimum	Minimum
	receipts	payments	payments

2010	125,722	365,054	3,172,230
2011 - 2014	502,888	328,485	10,534,439
2015 onwards	1,812,492	106,806	6,349,357
Estimated future payments/receipts of commitments
	2,441,102	800,345	20,056,026
Less amount of annual interest	(1,189,995)	(95,845)	(5,684,044)
Present value of the minimum payments/receipts	1,251,107	704,500	14,371,982
Less current portion of the obligations	(29,183)	(360,149)	(2,523,389)
Long-term portion	1,221,924	344,351	11,848,593

b) Future minimum payments of contractual commitments without transfer of benefits, risks and control of assets:

	R$ thousand
	03.31.2010
	Consolidated	Parent company
2010	16,752,209	18,324,027
2011 - 2014	56,469,001	52,473,510
2015 onwards	6,391	34,408,829
Total	73,227,601	105,206,366

In the 1st quarter of 2010, the Company paid an amount of R$ 2,140,542 thousand in Consolidated (R$ 3,098,639 thousand in the Parent company) recognized as expenditure for the year.

18 Provisions

	R$ thousand
	Consolidated	Parent Company
Balance at January 1, 2009	5,417,312	4,811,481
Review of the accrued balance	(613,390)	(737,608)
Use	(187,885)	-
Updating of interest	356,214	344,983
Accumulated translation adjustment	(181,751)	-
Balance at December 31, 2009	4,790,500	4,418,856
Addition	19,899	-
Use	(171,000)	(67,522)
Updating of interest	55,388	54,123
Accumulated translation adjustment	6,071	-
Balance at March 31, 2010	4,700,858	4,405,457

Current portion	-	-
Non-current portion	4,790,500	4,418,856
Balance at December 31, 2009	4,790,500	4,418,856

Current portion	-	-
Non-current portion	4,700,858	4,405,457
Balance at March 31, 2010	4,700,858	4,405,457

19 Expenditures by nature

20 Exploration activities and valuation of petrol and gas reserves

21 Financial income and expenses

Financial charges and net monetary and exchange variations, allocated to the income statement for the first quarter of 2010, are presented as follows:

	R$ thousand
	Consolidated		Parent company
	Jan-Mar 2010	Jan-Mar 2009	Jan-Mar 2010	Jan-Mar 2009

Exchange income (expenses) on cash and cash equivalents	83,982	214,269	40,983	82,843
Exchange income (expenses) on financing	(132,972)	(55,221)	57,182	60,547
Exchange income (expenses) on contractual commitments with
transfer of benefits, risks and controls of assets with third parties	(40,332)	880	(374)	880
Efeito Cambial sobre Endividamento Líquido	(89,322)	159,928	97,791	144,270

Monetary variation on financing (*)	(616,058)	38,940	(270,911)	38,071
Financing expenses	(1,543,416)	(1,136,673)	(1,091,505)	(854,368)
Encargos Financeiros Capitalizados	1,101,904	649,347	876,660	542,921
Despesas com Financiamentos, Líquidas	(441,512)	(487,326)	(214,845)	(311,447)

Revenues from financial investments	355,411	298,310	168,864	68,741
Net income from FIDC			(274,383)	(1,549)
Despesa Financeiras Líquidas	(86,101)	(189,016)	(320,364)	(244,255)

Financial results on net indebtedness	(791,481)	9,852	(493,484)	(61,914)

Exchange variation on assets abroad	240,503	(471,574)	430,351	(730,038)
Exchange gain (loss) on contractual commitments with transfer of benefits, risks and controls of assets with third parties	(73,910)	51,535	(73,910)	51,535
Hedge on sales and financial operations	(84,394)	(13,851)	(5,478)	51,632
Marketable securities
Available for sale	153,130	108,534	149,813	108,534
Trading	-
Held until maturity	12,847	120,304	43,373	67
Other financial income and expenses, net	(119,969)	94,326	19,347	462,379
Other exchange and monetary variations, net	(37,718)	(240,419)	45,869	(186,604)

Net financial results	(700,992)	(341,293)	115,881	(304,409)

(*) Includes monetary variation on financing in local currency parameterized to the variation of the dollar.

22 Other operating expenses, net

	R$ thousand
	Consolidated		Parent company
	Jan-Mar 2010	Jan-Mar 2009	Jan-Mar 2010	Jan-Mar 2009

Institutional relations and cultural projects	(232,418)	(193,047)	(222,823)	(185,576)
Operating expenses with thermoelectric power stations	(158,147)	(177,133)	(231,998)	(321,741)
Corporate expenses on security, environment and health (SMS)	(83,884)	(82,353)	(83,884)	(81,433)
Losses and contingencies with judicial proceedings	(1,030,420)	(78,179)	(1,004,466)	(51,534)
Contractual and regulatory fines	(7,718)	(23,334)		(29,250)
Contractual charges on transport services - ship or pay	(14,076)	(13,599)
Unprogrammed stoppages and pre-operating expenses	(122,383)	(117,749)	(121,279)	(116,705)
Adjustment to market value of inventories	(116,692)	(244,131)	(2,766)	(98,687)
Others	123,093	(131,193)	(159,046)	(364,657)
	(1,642,645)	(1,060,718)	(1,826,262)	(1,249,583)

23 Taxes, contributions and profit-sharing

23.1 Recoverable taxes

	R$ thousand
Current assets	Consolidated		Parent company
	03.31.2010	12.31.2009	03.31.2010	12.31.2009
In Brazil:
ICMS	2,638,901	2,385,651	1,797,179	1,670,843
PASEP/COFINS	1,651,194	1,562,744	1,301,506	1,152,784
CIDE	157,831	52,246	138,831	31,533
Income tax	1,122,378	1,701,590	567,141	781,277
Social contribution	142,412	444,864	15,465	180,846
Other taxes	433,934	475,923	224,284	231,878
	6,146,650	6,623,018	4,044,406	4,049,161
Abroad:
Added value tax - VAT	88,995	100,802
Other taxes	309,977	298,718
	398,972	399,520
	6,545,622	7,022,538	4,044,406	4,049,161

23.2 Taxes and contributions and profit-sharing payable

	R$ thousand
Current liabilities	Consolidated		Parent company
	03.31.2010	12.31.2009	03.31.2010	12.31.2009
ICMS	1,417,367	1,675,816	1,054,568	1,351,758
PASEP/COFINS	993,109	1,082,820	779,454	845,794
CIDE	575,093	650,936	522,358	583,164
Special participation /Royalties	3,882,176	4,655,977	3,844,914	4,595,798
Income tax and social contribution withheld at
source	400,101	549,387	375,120	513,061
Current income tax and social contribution	1,664,922	1,055,345	1,129,597
Other taxes	909,569	919,860	332,163	378,149
	9,842,337	10,590,141	8,038,174	8,267,724

For purposes of calculating the income tax and social contribution on the net income, the Company adopted the Transition Tax Regime, as established in Law 11941/08, i.e. for calculating taxable income it considered the accounting criteria of Law 6404/76 before the amendments of Law 11638/07. The taxes on temporary differences, generated by adopting the new corporate law, were recorded as provisions for deferred taxes and social contributions.

23.3 Deferred income tax and social contribution - non-current

	R$ thousand
	Consolidated		Parent company
	03.31.2010	12.31.2009	03.31.2010	12.31.2009
Non-current
Assets
Deferred income tax and social contribution	8,025,513	6,676,029	4,429,747	3,309,932
Deferred ICMS	2,556,437	2,526,968	1,885,530	1,898,559
Deferred PASEP and COFINS	7,507,539	6,917,479	6,866,685	6,431,385
Others	131,806	110,973
	18,221,295	16,231,449	13,181,962	11,639,876
Liabilities
Deferred income tax and social contribution	21,240,483	20,405,737	17,761,939	16,854,909
Others	48,541	52,047
	21,289,024	20,457,784	17,761,939	16,854,909

23.4 Deferred income tax and social contribution

The grounds and expectations for realization are presented as follows:

a) Deferred income tax and social contribution assets

	R$ thousand
03.31.2010
Nature	Consolidated	Parent company	Grounds for realization

Pension plan	344,985	318,564	Payment of the contributions by the sponsor.

Unearned income between companies of the group	1,448,253		Effective realization of income
Provisions for contingencies and doubtful accounts	768,547	581,529	Consummation of the loss and filing of suits and credits overdue
Tax losses	942,683		With future taxable income
Provision for profit sharing	444,009	277,196	Through payment
Provision for investment in research and development	9,163	9,163	Through realization of the expenditures.
Remuneration of shareholders - Interest on shareholders' capital	994,506	954,619	By individualized credit to shareholders
Temporary difference between accounting and tax depreciation criteria	169,369	124,379	Realization over the term of straight-line depreciation

Absorption of conditional financing	84,357		Expiration of the financing agreements
Temporary difference between payments of contractual commitments with transfer of benefits, risks and controls of assets and depreciation	58		Realization of the assets
Foreign exchange variation	854,327	847,820	Settlement of the contracts

Provision for exports in transit	362,512	362,512	Recognition of revenue
Provision for loss from decrease to recoverable value of assets - impairment	368,928	368,928	Disposal of assets
Others	1,341,753	585,037
Total	8,025,513	4,429,747

b) Deferred income tax and social contribution liabilities

	R$ thousand
03.31.2010
Nature	Consolidated	Parent company	Grounds for realization

Costs with exploration and drilling for petroleum	15,280,982	15,280,982	Depreciation based on the production unit method in relation to proven/developed reserves of oil fields.

Temporary difference between accounting and tax depreciation criteria	1,396,578	46,977	Depreciation over the useful life of the asset or disposal

Income and social contribution taxes - foreign operations	84,735	46,977	Occurrence of generating facts for making income available.

Investments in subsidiaries and affiliated companies	204,562	0	Occurrence of generating facts for making income available.

Foreign exchange variation	1,209,779	0	Settlement of the contracts

Capitalized interest	993,983	993,983	Depreciation over the useful life of the asset or disposal

Temporary difference of contractual commitments with transfer of benefits, risks and control of assets	1,171,296	1,171,296	Settlement of the liabilities

Others	898,568	171,143

Total	21,240,483	17,761,421

c) Realization of deferred income tax and social contribution

In the Parent company the realization of deferred tax credit assets in the amount of R$ 4,119,235 thousand does not depend on future income because they will be absorbed annually by the realization of the deferred tax liabilities. In Consolidated, for the portion that exceeds the balance of the Parent company, when applicable, the managements of these subsidiaries, there are expectations of offsetting these credits based on projections made.

	R$ thousand
	Expectations of realization
	Consolidated		Parent company
	Income tax and social contribution deferred assets	Income tax and social contribution deferred liabilities	Income tax and social contribution deferred assets	Income tax and social contribution deferred liabilities
2010	3,242,860	2,084,162	2,952,042	2,084,162
2011	695,262	2,349,457	402,954	1,874,651
2012	269,881	2,248,600	15,214	1,882,051
2013	302,735	2,214,691	21,255	1,879,884
2014	1,046,128	2,980,560	757,662	2,640,921
2015	288,640	2,433,660	12,901	2,220,660
2016 onwards	2,180,007	6,929,353	267,719	5,179,610
Portion recorded in the accounting	8,025,513	21,240,483	4,429,747	17,761,939
Portion not recorded in the accounting	1,392,430	0	0	0
Total	9,417,943	21,240,483	4,429,747	17,761,939

The subsidiary Petrobras Energia S.A. (PESA) and its subsidiaries have tax credits resulting from accumulated tax losses amounting to approximately R$ 83,707 thousand (US$ 47,000 thousand) which are not recorded in their assets. Due to specific tax legislation of Argentina and other countries where PESA has investments that define limitation periods for these credits, these credits may be offset with future taxes payable.

In addition, the subsidiary Petrobras America Inc. PAI) has unrecorded tax credits amounting to the equivalent of R$ 1,072,630 thousand (US$ 602,263 thousand) resulting from accumulated tax losses, originating mainly from oil and gas exploration and production activities.In accordance with specific legislation in the United States, where PAI has its headquarters, tax credits expire after 20 years as from the date of their formation.

Some subsidiaries abroad have accumulated tax losses in the exploration stage. These credits will be recognized according to the tax legislation of each country, if the venture is successful, through the generation of future taxable income.

23.5 Reconciliation of income tax and social contribution on income

The reconciliation of taxes calculated according to nominal, statutory rates and the amount of taxes recorded in fiscal years 2009 and 2008 are presented as follows:

a) Consolidated

	R$ thousand
	Jan-Mar 2010	Jan-Mar 2009
Income for the year before taxes and after employee profit sharing	10,736,777	9,651,095
Income tax and social contribution at statutory rates (34%)	(3,650,505)	(3,281,372)
Adjustments for calculation of the effective rate:
• Permanent additions, net	(152,429)	719
• Tax incentives	20,750	8,780
• Crédito em razão da inclusão de JSCP como despesas operacionais	596,644
• Tax credits of companies abroad in the exploration stage	(1,603)	(114,560)
• Prejuízos Fiscais	(50,456)	24,098
• Resultado de empresas no exterior com alíquotas diferenciadas	221,845	367,381
• Others	75,824	65,273

Expense for provision for income tax and social contribution	(2,939,930)	(2,929,681)
Deferred income tax/social contribution	446,287	(540,452)
Current income tax/social contribution	(3,386,217)	(2,389,229)
	(2,939,930)	(2,929,681)
Effective rate for income tax and social contribution	27.4%	30.4%

b) Parent company

	R$ thousand
	Jan-Mar 2010	Jan-Mar 2009
Income for the year before taxes and after employee profit sharing	10,196,356	8,665,696
Income tax and social contribution at statutory rates (34%)	(3,466,761)	(2,946,337)
Adjustments for calculation of the effective rate:
• Permanent additions, net ( * )	292,640	705,508
• Tax incentives	13,074	8,403
• Crédito em razão da inclusão de JSCP como despesas operacionais	596,637
• Others items	59,539	(151,813)
Expense for provision for income tax and social contribution	(2,504,871)	(2,384,239)
Deferred income tax/social contribution	241,580	(631,035)
Current income tax/social contribution	(2,746,451)	(1,753,204)
	(2,504,871)	(2,384,239)
Effective rate of income tax and social contribution	24.6%	27.5%

24 Employee benefits

The balances related to benefits granted to employees are presented as follows:

	R$ thousand
	03.31.2010				12.31.2009
	Consolidated		Parent company		Consolidated		Parent company
	Pension plan	Supplem. Health Care	Pension plan	Supplem. Health Care	Pension plan	Supplem. Health Care	Pension plan	Supplem. Health Care

Current liabilities:
Defined benefit plan	638,841	565,952	607,207	531,118	593,595	565,952	547,007	531,118
Variable contribution plan	47,781	-	44,679	-	48,179	-	44,679	-
	686,622	565,952	651,886	531,118	641,774	565,952	591,686	531,118

Non-current liabilities
Defined benefit plan	3,919,687	10,478,380	3,543,818	9,784,292	3,860,960	10,208,276	3,524,240	9,535,187
Variable contribution plan	128,955	-	120,577	-	95,110	-	87,959	-
	4,048,642	10,478,380	3,664,395	9,784,292	3,956,070	10,208,276	3,612,199	9,535,187
Total	4,735,264	11,044,332	4,316,281	10,315,410	4,597,844	10,774,228	4,203,885	10,066,305

24.1 Pension Plan - Fundação Petrobras de Seguridade Social (Petros)

a) Petros plan

Fundação Petrobras de Seguridade Social - Petros is a defined benefit plan set up by Petrobras in July 1970 to ensure that members of the plan will receive a supplement to the benefits provided by the Social Security. In addition to Petrobras, the Petros Plan is sponsored by Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini (Refap), and is closed to employees hired as from September 2002.

Valuation of the Petros costing plan is done by independent actuaries on a capitalization basis for the majority of the benefits. The sponsors make regular contributions in amounts equal to the amounts of the contributions of the participants (employees) and assisted persons (retirees and pensioners), i.e. on a parity basis.

If a deficit is verified in the defined benefit plan, it should be settled by an adjustment to the costing plan through extraordinary contributions to be shared equally between the sponsors and the members, as established by Constitutional Amendment 20 of 1998.

On October 23, 2008, Petrobras and the subsidiaries that sponsored the Petros Plan and Petros signed Financial Commitment Agreements as a result of the ratification of a legal transaction related to the pension plan, as established in the Reciprocal Obligations Agreement entered into between the sponsors and the union entities. The Financial Commitment Agreement has a term of 20 years with payment of half-yearly interest of 6% p.a. on the updated balance payable.At March 31, 2010, the balances of the Financial Commitment Agreements totaled R$ 4,447,209 thousand (R$ 4,182,424 thousand in the Parent company), of which R$ 101,173 thousand (R$ 94,364 thousand in the parent company) in interest matures in 2010.

The obligation assumed by the Company, through the financial commitment agreements, represents a balancing item to the concessions made by the members/beneficiaries of the Petros Plan to the renegotiation for a change in the plan’s regulations, in relation to the benefits, and the closing of existing litigations.

At March 31, 2010, Petrobras and its subsidiaries held long-term National Treasury Notes in the amount of R$ 4,263,091 thousand (R$ 4,042,045 thousand in the Parent company), acquired to balance liabilities with Petros, which will be held in the Company’s portfolio as a guarantee for the financial commitment agreements.

b) Petros Plan 2

As from July 1, 2007, Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini - Refap S.A. implemented a new supplementary pension plan, called Petros Plan 2, in the form of a variable contribution or mixed plan for the employees with no supplementary pension plan.Afterwards, the companies Ipiranga Asfaltos S.A. (IASA), FAFEN Energia S.A., Termorio S.A. and Termoceará Ltda. joined the plan.

The sponsors that implemented the plan assumed the past service of the contributions corresponding to the period in which the members had no plan, as from August 2002, or from subsequent admission, until August 29, 2007. The disbursements for past service are made monthly over the same number of months in which the member had no plan and, therefore, should cover the part related to the members and sponsors. The plan will remain open for inscriptions after this date, but there will no longer be payment for past service.

A portion of this plan with defined benefits characteristics refers to risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics is earmarked for forming a reserve for programmed retirement and was recognized in the results for the year as the contributions are made. In 1º semester of 2010, the contribution by Petrobras and subsidiaries to the defined contribution portion of this plan was R$ 84,953 thousand (R$ 82,142 thousand in the Parent company).

After an actuarial evaluation in 2009 in order to attend the rules for Supplementary Pensions, the actuary's report showed evidence of a lower level of loss from risk events in the year, and it also observed that the balance of the collective risk presented an amount sufficient to cover the estimated benefits for 2010. Accordingly, the Foundation followed the actuary's suggestion that the risk contribution was redirected to the member's account in the plan during the first semester of 2010.

24.2 Petrobras International Braspetro B.V. – PIB BV

24.2.1 Petrobras Energia S.A.

a) Defined contribution pension plan

In 2005, Petrobras Energia S.A. (Pesa) implemented a voluntary plan for all employees who met certain conditions. The company contributes with amounts equal to the contributions made by the employees in accordance with the contributions specified for each salary level.

The cost of the plan is recognized in accordance with the contributions that the company makes, which at March 31, 2010 totaled the equivalent to R$ 999 thousand (R$ 1,438 thousand at March 31, 2009).

b) Defined benefit pension plan

Termination Indemnity Plan

This is a benefit plan in which employees who meet certain targets are eligible on retirement to receive one month’s salary for each year they have worked in the Company, according to a decreasing scale, according to the number of years the plan has existed.

b.2) “Compensator Fund” Plan

This plan is available for all Pesa employees who joined the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required time of service.The benefit is calculated as a supplement to the benefits granted by these plans and by the retirement system, so that the total benefit received by each employee is equivalent to the amount defined in this plan.

If a surplus is recorded in the funds allocated to trusts for payment of the defined benefits awarded by the plans and it is duly certified by an independent actuary, Pesa may use these funds simply by notifying the trustee of this fact.

24.2.2 Nansei Sekiyu K.K.

The Nansei Sekiyu K.K. Refinery offers its employees a supplementary retirement benefit plan, a defined benefit plan, where the members in order to become eligible for the benefit need to be at least 50 years old and have 20 years service in the company. Contributions are made only by the sponsor. The plan is managed by Sumitono Trust & Banking.

24.3 Healthcare - Multidisciplinary Healthcare (AMS)

Petrobras, its subsidiaries, Petrobras Distribuidora, Petroquisa and Alberto Pasqualini - Refap S.A. have a healthcare plan (AMS) that has defined benefits and covers all present and retired employees of the companies in Brazil and their dependents. The plan is managed by the company, itself, and the employees contribute a fixed amount to cover the main risks and a portion of the costs related to the other types of coverage in accordance with a participation table based on specified parameters, including salary levels, in addition to a pharmacy benefit that provides special terms for plan holders to buy certain medications in registered pharmacies throughout Brazil.

The healthcare plan is not covered by guarantor assets. The benefits are paid by the company, based on the costs incurred by the plan members.

24.4 Other defined contribution plans

The subsidiary Transpetro and some subsidiaries of Petrobras sponsor defined contribution retirement plans for their employees.

24.5 The balance of the liabilities for expenses with post-employment benefits, calculated by independent actuaries, presents the following changes:

	R$ thousand
	Consolidated			Parent company
	Pension plan		Supplement. healthcare	Pension plan		Supplement.healt hcare
	Defined benefit	Variable contribution		Defined benefit	Variable contribution

Balance at January 1, 2009	4,420,164	98,865	9,832,800	4,013,712	92,785	9,194,888
(+) Costs incurred in the period	721,061	97,587	1,412,186	654,413	83,069	1,317,298
(-) Payment of contributions	(416,221)	(59,960)	(470,788)	(381,682)	(43,245)	(445,911)
(-) Payment of the financial commitment agreement	(228,265)	-	-	(215,166)	-	-
Others	(42,184)	6,797	30	(30)	29	30
Balance at December 31, 2009	4,454,555	143,289	10,774,228	4,071,247	132,638	10,066,305
(+) Costs incurred in the period	229,126	40,095	382,286	186,375	32,625	355,139
(-) Payment of contributions	(117,245)	(6,224)	(112,182)	(106,598)	-	(106,034)
Others	(7,908)	(424)	-	1	(7)	-
Balance at March 31, 2010	4,558,528	176,736	11,044,332	4,151,025	165,256	10,315,410

	R$ thousand
	Consolidated			Parent company
	Pension plan		Supplement. healthcare	Pension plan		Supplement. healthcare
	Defined benefit	Variable contribution		Defined benefit	Variable contribution
Present amount of the liabilities in excess
of the fair value of the assets	8,104,309	357,969	12,228,471	7,408,974	338,220	11,390,815
Unrecognized actuarial gains/(losses)	(3,415,401)	(73,364)	(1,148,705)	(3,134,103)	(70,698)	(1,042,925)
Unrecognized past service cost	(130,380)	(107,869)	(35,434)	(123,846)	(102,266)	(32,480)
Net actuarial liability	4,558,528	176,736	11,044,332	4,151,025	165,256	10,315,410

The net expenditure with the pension and healthcare plans include the following components:

	R$ thousand
	Consolidated			Parent company
	Pension plan		Supplement. healthcare	Pension plan		Supplement. healthcare
	Defined benefit	Variable contribution		Defined benefit	Variable contribution

Current service cost	107,276	37,626	49,471	94,501	34,798	45,056
Cost of interest:	-	-	-	-	-	-
• With a financial commitment agreement	143,988	-	-	140,454	-	-
• Actuarial	1,180,546	14,817	331,946	1,085,993	14,037	309,155
Estimated income from the plan's assets	(1,113,381)	(7,066)	-	(1,048,954)	(6,719)	-
Amortization of unrecognized actuarial
(gains)/losses	2,476	2	(144)	-	-	-
Contributions by members	(97,959)	(7,065)	-	(91,264)	(11,170)	-
Unrecognized past service cost	5,880	1,785	1,034	5,646	1,682	949
Others	300	(4)	(21)	(1)	(3)	(21)
Net cost in the first quarter of 2010	229,126	40,095	382,286	186,375	32,625	355,139

Related to present employees:
Absorbed in the costing of operating activities	29,773	16,831	68,216	28,195	16,474	66,135
Directly to income	51,014	22,798	54,772	17,726	15,728	45,793
Related to retired employees	148,339	466	259,298	140,454	423	243,211
Net cost in the first quarter of 2010	229,126	40,095	382,286	186,375	32,625	355,139

Net cost in the first quarter of 2009	181,613	21,874	353,063	166,359	20,755	329,341

25 Comprehensive statements of income

	R$ thousand
	Consolidated		Parent company
	03.31.2010	03.31.2009	03.31.2010	03.31.2009

Net income before the minority interests	7,796,847	6,721,414	7,691,485	6,281,457
Accumulated translation adjustments	45,223	(153,051)	66,041	(153,069)
Unrealised gains / (losses) on securities available for sale		-	-	-
Recognized	86,226	291,186	86,226	291,186
Reclassified to results	1,661	-	1,661	-
Unrecognized gains / (losses) on cash flow hedge		-	-	-
Recognized	6,626	2,410	6,626	2,410
Reclassified to results	(5,760)	-	(5,760)	-
Deferred income taxes and social contribution	(31,429)	(68,413)	(31,429)	(68,413)
Comprehensive income for the period	7,899,394	6,793,546	7,814,850	6,353,571
(-) Comprehensive income attributable to minority interests	(49,755)	430,527	-
Comprehensive income attributable to shareholders of Petrobras	7,849,639	7,224,073	7,814,850	6,353,571

26 Equity

26.1 Subscribed and paid in capital

At March 31, 2010, subscribed and fully paid-in capital amounting to R$ 78,966,691 thousand is represented by 5,073,347,344 common shares and 3,700,729,396 preferred shares, all of which are registered and have no par value.

The Special General Shareholders’ Meeting, held jointly with the General Shareholders’ Meeting on April 22, 2010, approved the increase in the Company’s capital from R$ 78,966,691 thousand to R$ 85,108,544 thousand, through the capitalization of part of the profit reserves in the amount of R$ 5,626,997 thousand, where R$ 899,376 thousand is from the statutory reserve, R$ 4,713,169 thousand from the profit retention reserve, in accordance with article 199, of Law 6404/76, and R$ 14,452 thousand from part of the tax incentive reserve formed in 2009, in compliance with article 35, paragraph 1, of Ordinance 2091/07 of the Government Ministry of National Integration, and from capital reserves in the amount of R$ 514,856 thousand.

26.2 Dividends

a) Dividends – 1º trimester 2010

The General Shareholders’ Meeting of April 22, 2009 approved dividends referring to 2009 in the amount of R$ 8,335,373 thousand, corresponding to R$ 0.95 per common and preferred share, without distinction, that compose the capital, the value of which should be monetarily restated in accordance with the variation of the SELIC rate as from December 31, 2009 until the date of the beginning of payment on April 30, 2010.

Interest on shareholders’ equity in the total at amount of R$ 7,194,743 thousand, equivalent to R$ 0.82 per share, is included in these dividends, and was distributed as follows:

The portions of interest on shareholders’ equity distributed in advance in 2009 is being discounted from the dividends for this year, corrected by the benchmark (SELIC) rate from the date of its payment until December 31, 2009.

b) Interest on shareholders' equity – fiscal year 2010

On May 14, 2010 the Company’s Board of Directors approved distribution in advance of remuneration to shareholders in the form of interest on shareholders’ equity, as established in article 9 of Law 9249/95 and Decrees 2673/98 and 3381/00, in the amount of R$ 1,754,815 thousand, corresponding to a gross amount of R$ 0.20 per common or preferred share, to be made available not later than August 31, 2010, based on the shareholding position at May 21, 2010.

This interest on shareholders’ equity should be discounted from the remuneration that is distributed on the closing of the first quarter of 2010. The amount will be monetarily updated according to the variation of the SELIC rate since the date of effective payment until the end of the aforementioned quarter.

The interest on shareholders’ equity is subject to the levy of income tax at the rate of 15% (fifteen percent), except for shareholders that are declared immune or exempt.

27 Legal proceedings and contingencies

27.1 Provisions for legal proceedings

	R$ thousand
	Consolidated		Parent company
	03.31.2010	12.31.2009	03.31.2010	12.31.2009
Social security contingencies	54,000	54,000	54,000	54,000
Total current liabilities	54,000	54,000	54,000	54,000

Labour grievances	252,973	101,768	139,730	14,956
Tax proceedings	1,018,026	122,536	467,322	1,766
Civil proceedings (*)	443,693	462,058	565,700	180,928
Other contingencies	204,144	178,937
Total non-current liabilities	1,918,836	865,299	1,172,752	197,650
Total contingencies	1,972,836	919,299	1,226,752	251,650

(*) Net of deposit in court, when applicable.

	R$ thousand
	Contingencies
	Consolidated	Parent Company
Balance at January 1, 2009	966,344	257,285
Addition	2,444,455	2,325,140
Reversal	(6,359)	-
Use	(1,133,123)	(1,020,792)
Transfers	(1,356,745)	(1.321,702)
Updating of interest	12,817	11,719
Business combinations	-	-
Accumulated translation adjustment	(8,090)	-
Balance at December 31, 2009	919,299	251,650
Addition	1,042,856	983,532
Reversal	-	-
Use	(58,003)	(29,365)
Transfers	29,082	-
Updating of interest	21,162	20,935
Business combinations	13,112	-
Accumulated translation adjustment	5,328	-
Balance at March 31, 2010	1,972,836	1,226,752

27.1.1 Fishermen's Federation of Rio de Janeiro - FEPERJ

On behalf of its members, FEPERJ is making a number of claims for indemnification as a result of an oil spill in Guanabara Bay which occurred on January 18, 2000. At the time, Petrobras paid out extrajudicial indemnification to all those that proved they were fishermen when the accident happened. According to the records of the national fishermen’s registry, only 3,339 people were eligible to claim indemnification.

On February 2, 2007, the decision, partially accepting the expert report, was published and, on the pretext of qualifying the amount of the conviction, established that the parameters for the respective calculation based on the criteria would result in an amount of R$ 1,102,207 thousand. Petrobras appealed against this decision before the Court of Appeals of Rio de Janeiro, as the parameters stipulated in the decision are contrary to those specified by the Court of Appeals of Rio de Janeiro, itself. The appeal was accepted. On June 29, 2007, a decision was published by the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro denying approval to the appeal by Petrobras and granting approval to the appeal by FEPERJ. Special appeals were lodged by Petrobras against this decision, which in a decision handed down on November 19, 2009 by the Superior Court of Justice, were considered fit to annul the court decision of the First Civil Chamber of the Court of Appeals of Rio de Janeiro.

Publication of the court decision is being awaited in order to evaluate whether new appeals will be lodged by FEPERJ, or whether the process will be returned to the Court of Appeals of Rio de Janeiro for a new hearing.

Based on the calculations prepared by the Company’s experts, the amount of R$ 44,270 thousand, updated to March 31, 2010, was maintained as representing the amount that we understand will be established by the higher courts at the end of the proceedings.

27.1.2 The following proceedings, disclosed previously as a possible loss, this quarter are classified as a probable loss, due to the development of the legal case or agreements in progress:

a) ICMS – Sinking of Platform P-36

In 2001, Platform P-36 was imported by Petrobras through temporary admission in accordance with the special regime for imports and exports (REPETRO) which suspends taxation and, therefore, on this occasion state taxes were not due.

With the sinking of the platform, the State of Rio de Janeiro initiated actions for collection of the suspended ICMS through tax foreclosure proceedings as it understands that there will no longer be return of the platform.

In February 2010, with an unfavorable decision at the last level of appeals in the Superior Court of Rio de Janeiro, Petrobras began to evaluate the legal aspects of the suit and the economic aspects of the use of the benefits of tax amnesty established in State Law 5647, of January 18, 2010, which permits elimination of fines and an expressive decrease in other charges, as well as the possibility of payment with court order debts.

Considering that the current deadline for manifesting interest by the taxpayer in adhering to the payment conditions is May 30, 2010, Petrobras is assessing the alternatives of continuing the litigation or adhering to the payment conditions of the abovementioned state law. In addition, the State of Rio de Janeiro has undertaken to analyze tax benefits related to other projects and negotiation with the Company. The maximum estimated exposure is around R$ 448,666 thousand.

b) Triunfo Agro Industrial S.A and others

During the year 2000, Triunfo Agro Industrial and Others filed a suit against Petrobras, claiming losses and damages as a result of the annulling of a credit assignment transaction –excise tax (IPI) premium.The hearing by the Superior Court of Rio de Janeiro, in the second instance, was unfavorable to Petrobras and approval was denied for the appeal lodged by the Company.Appeals will be filed against this decision in the higher courts in Brasilia. The maximum estimated exposure is around R$ 398,853 thousand.

c) Consortium I.V.I. - SADE VIGESA

On February 2, 1994, I.V.I. brought a suit against Petrobras pleading to receive indemnification as a result of the effects of the "Novo Cruzado Plan" and its effects on the amounts paid by Petrobras on three contracts for construction of ships entered into between the parties. After the filing of all the applicable appeals a final and unappealable decision was handed down that considered the claim by I.V.I. as partially justified. On May 12, 2003 I.V.I. began the execution of the decision, which resulted in a guarantee deposit made by the Company on September 5, 2003 in the amount of R$ 126,686 thousand in an interest-bearing account.

All the Company's appeals in light of I.V.I. in the federal courts in Brasilia were judged final and unappealable, making it necessary to restate the balance of the difference due, based on the amount initially executed (R$ 126,686 thousand) and the amount fixed in the court decision of the motions to stay execution (R$ 187,307 thousand), handed down on October 20, 2005, with the due monetary correction and the inclusion of interest on arrears based on the premises of the court decision, plus a 15% fine. On May 26, 2008, after restating the debt, the Company deposited the amount of R$ 129,395 thousand (undisputed amount) and offered for attachment in order to guarantee the trial and to refute the excess of the execution, guarantee insurance of the disputed quantity in the amount R$ 79,391,000, plus, as determined by the Civil Proceedings Code, 30%, totaling a guarantee R$ 103,209 thousand.

The refutation offered by Petrobras was dismissed in the two state jurisdictions, as well as the special appeal and the extraordinary appeal filed and already heard, resulting in a debt for the Company in the amount of R$ 79,391 thousand, as well as a fine due on the legal fees in the amount of R$ 1,585 thousand, the first guaranteed by guarantee insurance and the second still awaiting a hearing in the Superior Court of Justice, and negotiations are in progress with I.V.I. that seek the offsetting of reciprocal credits and debits that, if carried out, will amount to removal of the need for disbursement of the aforementioned sum of money.

27.2 Agreements related to legal proceedings

National Agency of Petroleum, Natural Gas and Biofuel – ANP –Special interest in the Marlim field –Campos basin

On July 18, 2007, Petrobras was notified of the new Resolution of the Board of Directors of ANP, establishing the payment of new allocated amounts considered due in the calculation of the special interest in the Marlin field, retroactively to 1998, annulling the previous Resolution of the Board, which determined that Petrobras should make an additional payment of R$ 400,000 thousand referring to the amounts that would have been underpaid, due to the use of a new calculation methodology initially defined by ANP.

Petrobras filed for a Writ of Security and obtained an injunction suspending the collection of the differences of the Special interest mentioned in ANP Board Resolution 400/2007. The administrative collection that had been stayed through an injunction granted in a Writ of Security was resumed due to the dismissal of the claim by Petrobras. The company filed an appeal with the Civil Appeals Court and also filed for a temporary stay, both of which are awaiting a hearing by the court.

The judgment of the action in the lower court, which was unfavorable to the Company, was confirmed by the regional federal court in a court decision published on September 30, 2009, against which Petrobras has filed appeals to the higher courts in Brasilia.However, on account of the following agreement that was announced, the parties (Petrobras and ANP) are drawing up a joint petition for the closing of the process.

For the purpose of resolving the conflict resulting from the additional collection for a special interest of the Marlim Field, Petrobras, the National Agency of Petroleum, Natural Gas and Biofuels (ANP) and the State of Rio de Janeiro, in the sphere of mediation with the Chamber of Conciliation and Arbitration of the Federal Public Administration of the General Advocacy of the Union (CCAF/AGU), reached an understanding for reviewing the calculation method adopted for restating the amount owed, as well as its settlement by the Company.

The amount, after the due revisions, was a balance of R$ 2,065,360 thousand on the date of the agreement.

In addition to the consensus that the parties reached with respect to the new calculation methodology for the debt, the proposal by Petrobras sent to ANP also considers its settlement in 08 (eight) consecutive, monthly payments, restated by the benchmark (SELIC) rate, where 06 (six) payments have already been made, and there remains a balance payable in the total amount of R$ 535,135 thousand as of March 31, 2010.

The payment in question definitively closes all and any legal and administrative litigation related to the issue.

27.3 Main legal proceedings with chances of possible loss:

We present below the updated situation of the main legal proceedings with chances of possible loss:

Description	Current situation

Plaintiff: Porto Seguro Imóveis Ltda.
Nature: Civil
Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged losses arising from the sale of the shareholding interests of Petroquisa in various petrochemical companies included in the National Privatization Program. The plaintiff filed the aforesaid law suit to obtain an order obliging Petrobras, as the majority shareholder of Petroquisa, to compensate for the "loss" inflicted on the equity of Petroquisa, through the acts which approved the minimum sale price of its shareholding interest in the capital of the privatized companies.

On March 30, 2004 the Court of Appeals of Rio de Janeiro unanimously granted the new appeal lodged by Porto Seguro, ordering Petrobras to indemnify an amount equal to US$ 2,370 million, plus 5% as a premium and 20% as lawyers’ fees.
Petrobras filed a special, extraordinary appeal before the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. Petrobras then filed an interlocutory appeal against the decision before the Superior Court of Justice and the Federal Supreme Court.
The special appeal offered by Porto Seguro, which sought to bar the processing of the special appeal by Petrobras was heard and dismissed in December 2009.
The publication of this decision and judgment of the aforementioned special appeal through which Petrobras seeks to totally reverse the sentence is being awaited.
Based on the opinion of its legal counsel, the Company does not expect an unfavorable outcome to these proceedings.
If the situation is not reversed, the estimated indemnification to Petroquisa, including monetary correction and interest, would be R$ 16,808,902 thousand as of March 31, 2010. As Petrobras owns 100% of the capital of Petroquisa, part of the indemnification to Petroquisa, estimated at R$ 11,093,876 thousand, will not represent an actual disbursement from the Petrobras System. Additionally, Petrobras would have to indemnify Porto Seguro, the plaintive, R$ 840,445 thousand as a premium and R$ 3,361,780 thousand as lawyers’ fees to Lobo & Ibeas Advogados.

Description	Current situation

Plaintiff:Federal Revenue Department of Rio de Janeiro
Nature: Tax
Tax deficiency notice related to withholding income tax (IRRF) calculated on remittances of payments for affreightment of vessels referring to the period from 1999 to 2002.

Petrobras submitted new administrative appeals to the Higher Chamber of Tax Appeals, the highest administrative level, which are awaiting a hearing Maxim updated exposure: R$ 4,419,372 thousand.
Plaintiff: Federal Revenue Inspectorate in Macaé Nature: Tax Interest and fines on import duty (II) and excise tax (IPI) - Sinking of the P-36 platform

Lower court decision against Petrobras A spontaneous appeal has been filed which is awaiting a hearing. Petrobras filed a writ of security and obtained a favorable decision to stay any tax collections until the investigations determining the reasons that caused the platform to sink have been concluded. The Federal Government/National Treasury has filed an appeal which is awaiting a hearing.
With the decision of the Maritime Court, the company filed a tax debt annulment lawsuit and an injunction suspending collection of the tax.
Maxim updated exposure: R$ 379,914 thousand.

Plaintiff:SRP - Social Security Department
Nature: Tax
Tax deficiency notices related to social security charges arising from administrative proceedings brought by the INSS which attributed joint liability to the company for the contracting of civil construction and other services.

Of the amounts the company disbursed to guarantee the filing of appeals and/or obtaining of the debt clearance certificate from the INSS, R$ 114,998 thousand is recorded as deposited in court, which could be recovered in the proceedings in progress, related to 330 tax deficiency notices amounting to R$ 363,293 thousand at March 31, 2010. Petrobras’ legal department classifies the chances of loss with respect to these deficiency notices as possible, as it considers the risk of future disbursement to be minimal.

Plaintiff: Federal Revenue Department of Rio de
Janeiro
Nature:Tax
Tax deficiency notice referring to import duty (II) and excise tax (IPI), contesting the tax classification as Other Electricity Generation Groups for the importing of equipment belonging to the thermoelectric power station, Termorio S.A.

On August 15, 2006, Termorio filed in the Federal Revenue Inspectorate of Rio de Janeiro a refutation of this notice of infraction as it considers that the tax collecting classifications that were made were supported by a technical report from a renowned institute.In a session on October 11, 2007, the First Panel of Judges considered the tax assessment as invalid, overcoming one judge who voted for partial validity.The Federal Revenue Inspectorate filed an ex-officio appeal to the Taxpayers’ Council and this request has not yet been heard.
Maxim updated exposure:R$ 725,239 thousand.

Plaintiff:Federal Revenue Department
Nature:Tax
Non-payment in the period from March 2002 to October 2003, pursuant to court orders obtained by distributors and petrol stations protecting them from levying this charge.

The lower court considered the assessment to have grounds. The Company filed a spontaneous appeal which is awaiting a hearing. Maxim updated exposure: R$ 1,157,784 thousand.

Description	Current situation
Plaintiff:Federal Revenue Department Nature: Tax Withholding income tax (IRRF) on remittances for payment of petroleum imports

The lower court considered the assessment to be groundless. There was an appeal by the Federal Revenue Department to the Taxpayers’ Council that was approved. Petrobras filed a spontaneous appeal which is awaiting a hearing.
Maxim updated exposure: R$ 871,342 thousand.

Plaintiff:Federal Revenue Department of Rio de Janeiro Nature: Tax Corporate income tax (IRPJ) and social contribution (CSLL) 2003 - Fine on arrears on payment made through voluntary disclosure.	The lower court considered the assessment to have grounds.Petrobras filed a spontaneous appeal which is awaiting a hearing. Maxim updated exposure: R$ 263,741 thousand.
Plaintiff: Nature: Civil Non-compliance with the Settlement and Commitment Agreement (TAC) clause related to the Campos Basin, of August 11, 2004, for continuing to drill without prior approval.

Sentence handed down at the lower administrative level, ordering Petrobras to pay for non-compliance with the TAC. The Company filed a hierarchical appeal to the Ministry of the Environment which is awaiting a hearing.
Maxim updated exposure: R$ 161,852 thousand.

Plaintiff:Federal Revenue Department Nature: Tax Payment of CIDE (Contribution for intervention in the economic domain) on importing propane and butane.

Concluded at the administrative level.It is awaiting the start of the tax foreclosure by the Federal Revenue Department.The Company obtained early legal relief suspending the demandability of the credit through the deposit for appeal, made through guarantee insurance.
Maxim updated exposure: R$ 190,535 thousand.

Plaintiff: Federal Revenue Department Nature: Tax Non payment of CIDE by Petrobras on imports of naphtha resold to Braskem.

The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which was transformed into inspections in the Company’s establishments.
Maxim updated exposure: R$ 1,950,861 thousand.

Plaintiff:State Finance Department of Rio de Janeiro Nature: Tax ICMS – LNG transfer operations in the ambit of the centralizing establishment.	Unfavorable decision for Petrobras.Spontaneous appeal filed in the Taxpayers' Council, which is awaiting a hearing. Maxim updated exposure: R$ 212,285 thousand.
Plaintiff: State of São Paulo Nature:Tax Termination of payment of ICMS on imports of natural gas from Bolivia.	The lower court considered the assessment to have grounds. The company filed a spontaneous appeal. Maxim updated exposure: R$ 762,348 thousand.

Description	Current situation

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Jaguaré, Marataízes, Serra, Vila Velha and Vitória.
Nature: Tax
Not withholding and paying service tax (ISS) on offshore services.
Some municipalities located in the State of Espírito Santo have filed notices of infraction against Petrobras for the supposed failure to withhold service tax of any nature (ISSQN) on offshore services. Petrobras withheld the ISSQN; however, it paid the tax to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03.

The Company presented administrative defenses with the aim of canceling the assessments and the majority are in the process of being heard.Of the municipalities with respect to those that have already exhausted the discussion (at the administrative level), only the municipality of Itapemirim has filed tax collection proceedings. In this judicial case, the Company has offered a guarantee and is defending itself, considering it paid the service tax (ISS) correctly, in the terms of Complementary Law 116/2003.
Maxim updated exposure:R$ 1,336,074 thousand.

Plaintiff: State Finance Department of Rio de Janeiro
Nature: Tax
Incorrect use of ICMS credits from drilling bits and chemical products used in formulating drilling fluid.
The State Finance Department of Rio de Janeiro drafted notices of tax assessment as it understands that they comprise material for use and consumption, for which use of the credit will only be permitted as from 2011.

The Company presented administrative defenses with the aim of cancelling the assessments and the majority are still in the process of being heard. Maxim updated exposure: R$ 603,227 thousand.

Plaintiff:Federal Revenue Department of Rio de Janeiro
Nature: Tax
Tax assessment notice received by Companhia de Equipamentos Petrolíferos (CLEP), referring to questioning related to the rate of Income Tax Withheld at Source and Tax on Financial Operations (IOF), applicable to the issuing of securities abroad. Possibility of applying the Brazil – Japan Treaty (Dec. 61.889/67).

On July 16, 2009 CLEP received a tax assessment notice.
On August 14, 2009, CLEP filed a refutation of this tax assessment notice in the Regional Federal Revenue Office of Rio de Janeiro.
On September 3, 2009 the process was remitted to the Control and Hearing Service – DRJ.
Maxim updated exposure:R$ 325,742 thousand.

Plaintiff: State Finance Department of São Paulo
Nature:Tax
Termination of collection of ICMS and a fine for importing and non-compliance with an accessory obligation Temporary admission – Drilling rig - Admission in Sao Paulo - Customs clearance in Rio de Janeiro. ICMS agreement 58/99)

The lower court considered the assessment to have grounds. A spontaneous appeal was lodged on December 23, 2009, which is awaiting a hearing. Maxim updated exposure: $ 2,441,911 thousand.
Plaintiff: Finance and Planning Department of the Federal District. Nature:Tax Payment of ICMS due to omission on exit (Inventories)	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maxim updated exposure: R$ 181,631 thousand.
Plaintiff:Destilaria J.B. Ltda. and Others. Nature: Civil Collection of charges on invoices related to the purchase of alcohol paid late.	There is a final and unappealable condemnatory decision in an amount to be calculated and still pending settlement Maximum updated exposure:R$ 200,000 thousand.

Processes for small amounts

The Company is involved in a number on legal and administrative proceedings with expectations of possible losses, whose total reaches R$ 577,175 thousand, broken down as follows:R$ 124,132 thousand for civil actions, R$ 272,186 thousand for labor actions and R$ 180,857 thousand for tax actions.

Environmental questions

The company is subject to various environmental laws and regulations that regulate activities involving the unloading of oil, gas and other materials and that establish that the effects on the environment caused by the company’s operations must be remedied or mitigated by the company. We present below the updated situation of the main environmental proceedings with chances of possible loss.

In 2000, an oil spill at the São Francisco do Sul Terminal of the Presidente Getúlio Vargas Refinery (Repar) discharged approximately 1.06 million gallons of crude oil into the surrounding area. At that time approximately R$ 74,000 thousand was spent to clean up the affected area and to cover the fines applied by the environmental authorities. The following lawsuit refers to this spill:

Description	Current situation
Plaintiff:AMAR - Association for Environmental Defense of Araucária Nature: Environmental Indemnification for moral and property damages to the environment.

No decision handed down in the lower court. It is awaiting the start of the expert investigation to quantify the amount.
Maxim updated exposure:R$ 134,974 thousand.
The court determined that this suit and the suit brought by the Paraná Environmental Institute (IAP) are heard together.

Plaintiff:Federal Public Attorney's Office and Public Attorney's Office of the State of Paraná Nature: Environmental Indemnification for moral damages	No decision handed down in the lower court. Maxim updated exposure:R$ 5,135,261 thousand.

In 2001, the Araucária - Paranaguá oil pipeline ruptured as a result of an earthquake, causing a spill of approximately15,059 gallons of fuel oil into a number of rivers in the State of Paraná. At that time, services to clean the river surfaces were performed, recovering approximately 13,738 gallons of oil. As a result of the accident the following suit was filed against the company:

Description	Current situation
Plaintiff:Paraná Environmental Institute (IAP) Nature:Environmental Fine applied for alleged environmental damages.

Appeal by Petrobras dismissed at the 2nd administrative level. As it understands that the statute has run on the administrative fine, an annulment action was filed as a result of having received a “notice of federal debts payable”, dated October 22, 2009.
Maxim updated exposure:R$ 139,334 thousand.
The court determined that this suit and the suit brought by AMAR are heard together.

On March 20, 2001, platform P-36 sank in the Campos Basin. As a result of the accident the following suit was filed against the company:

Description	Current situation
Plaintiff:Federal Public Attorney's Office - Rio de Janeiro Nature: Civil Indemnification for environmental damages - P-36.

As published on May 23, 2007 the claim was considered partially to have grounds and Petrobras was ordered to pay damages in the amount of R$ 100,000 thousand, for the damage caused to the environment, to be restated monthly with 1% interest on arrears as from the date on which the event occurred. Petrobras filed a civil appeal which is awaiting a hearing.
Maxim updated exposure:R$ 262,827 thousand.

27.4 Positive contingencies

27.4.1 Recovery of PIS and COFINS

Petrobras and its subsidiaries Gaspetro, Transpetro and Refap filed a civil suit against the Federal government before the judiciary of Rio de Janeiro, referring to recovery, through offsetting, of the amounts paid as PIS on financial revenue and exchange gains in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004, in light of the ruling that paragraph 1 of article3 of Law 9718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered that the aforementioned paragraph 1 of article 3 of Law 9718/98 is unconstitutional. On January 9, 2006, in view of the final decision by the Federal Supreme Court, Petrobras filed a new suit aiming at recovering the COFINS related to the period from January 2003 to January 2004.

At March 31, 2010, the amounts of R$ 2,227,371 thousand for Petrobras, R$ 72,425 thousand for Gaspetro, R$ 27,651 thousand for Transpetro and R$ 13,718 thousand for Refap, with respect to the aforementioned suits, are not reflected in the financial statements due to the absence of a definitive favorable decision.

27.4.2 Litigations abroad

a) In the United States - P-19 and P-31

On July 25, 2002, Braspetro Oil Service Company (Brasoil) and Petrobras won related lawsuits filed with the US lower courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were trying to obtain, since 1997, with respect to the first company (Brasoil), a legal declaration that exempted them from the obligation of paying the performance bond for platforms P-19 and P-31, and, with respect to the second company (Petrobras), in which they were seeking reimbursement of any quantities for which they might happen to be sentenced in the execution proceedings of the performance bond.

A court decision by the Federal Court of the Southern District of New York recognized the right of Brasoil and Petrobras to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective receipt related to the performance bond, totaling approximately US$ 370 million

The insurance companies filed an appeal against this decision before the Court of Appeals for the Second Circuit. On May 20, 2004 the Court handed down a decision that partially confirmed the sentence with respect to the responsibility of the insurance companies for payment of the performance bonds. However, it removed the obligation of the insurance companies with respect to payment of the fine, legal fees and costs, thus reducing the amount of the indemnity to US$ 245 million. The insurance companies lodged an appeal against these decisions in the Full Court, which was not accepted, and the judgment above remains definitive.

In April 2005 the parties (the insurance companies and Brasoil) initiated negotiation procedures aimed at the effective settlement of Brasoil's credit, seeking the signing of heads of agreement, the operationalization of which, however, resulted in new doubts and questions to be remedied in court. On July 21, 2006, the US court handed down an executive decision, defining the points of difference, such as interest due, however, conditioning the payment of the amounts owed to Brasoil to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

b) In London - P-36

Through a decision handed down on February 2, 2004, Petromec Inc (Petromec) and Marítima Petróleo e Engenharia Ltda. (Marítima) were sentenced to reimburse Brasoil the amount of US$ 58 million, plus interest, for the loan made by Brasoil to Petromec through a Deed of Payment and Indemnity, dated May 21, 1999 and are guaranteed by Marítima in accordance with the Keepwell Agreement dated May 21, 1999. The payment of these amounts is halted until pending questions are decided.

In the current stage of the litigation, Petromec is upholding its request for additional costs for the upgrade based on the Supervision Agreement, dated June 20, 1997.

A preliminary hearing related to the method through which the eventual right of Petromec occurred took place on June 26 and 27 2007. On June 6, 2007, the Court handed down a decision, upholding the methodology defined by Petrobras and Brasoil. Petromec appealed against this decision and the Appeals Court considered this appeal on November 27, 2007. On December 21, 2007 the Court of Appeals substantially rejected Petromec’s appeal. On April 2, 2008, the Court gave directions with respect to the future conduction of the suit.

Petromec filed its Particulars of Claim on September 29, where it claimed the amount of US$ 154 million, plus interest. Brasoil and Petrobras presented their defense on January 29, 2010.

The hearing of Petromec’s claim should take place in 2010 or 2011. The final results of the litigation remain uncertain.

P-38 and P-40

After the hearing of the litigation related to P-38 and P-40, which took place in London during April and May 2007, the English court handed down a decision on June 12, 2007 in favor of Brasoil in the following terms:

1) With respect to the litigation for P-38, a sentence for payment of the amount of US$ 83 million with respect to the principal, plus interest in the amount of US$ 31 million, and costs to be calculated; and

2) With respect to the litigation for P-40, a sentence for payment of the amount of US$ 171 million with respect to the principal, plus interest in the amount of US$ 66 million, and costs to be calculated.

The total awarded, excluding costs, in favor of Brasoil, amounts to approximately 98.5% (in the case of P-38) and 96.4% (in the case of P-40) of the full amount of the sums claimed by Brasoil in the hearing.

In addition to the granting of the costs in favor of Brasoil, established in the decision on June 12, 2007, as mentioned above, a new decision was claimed with respect to these costs. This decision was granted in the amount of £ 5 million. In a subsequent audience an additional decision in the amount of £1 million was granted.

c) Other litigation for indemnification

In the construction/conversion of ships into vessels for Floating Production, Storage and Offloading (FPSO) and Floating, Storage and Offloading (FSO), Brasoil transferred financial resources in the amount of US$ 635,542 million, equivalent to R$ 1,131,901 thousand at March 31, 2010 (R$ 1,102,929 thousand at December 31, 2009) directly to its suppliers and subcontractors, with the aim of avoiding delays in the construction/conversion of vessels and, consequently, losses to Brasoil.

Based on the opinions of Brasoil’s legal advisers, these expenditures are liable to reimbursement by the constructors, which is the reason why litigations for financial indemnification were filed in international courts. However, conservatively, the portion of this balance not covered by real guarantees, in the amount of US$ 563 million, equivalent to R$ 1,003,594 thousand at March 31, 2010 (R$ 977,490 thousand at December 31, 2009) is recorded as an allowance for doubtful accounts.

28 Commitments assumed by the energy segment Commitments for purchase of natural gas

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase a total of 201.9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil.The agreement is valid until 2019, and will be renewed until the total contracted volume has been consumed.

In the period between 2002 and 2005, Petrobras bought less than the minimum volume established in the agreement with YPFB and paid US$ 81,409 thousand (equivalent to R$ 144,925 thousand at March 31, 2010) referring to the volumes not transported, the credits for which will be realized through the drawing of future volumes.

The commitments for purchase of gas up to the end of the agreement represent volumes of 24 million cubic meters per day.

In the fourth quarter of 2009 Petrobras and YPFB signed a contractual addendum which regulates the payment of additional amounts to YPFB referring to the quantity of liquids (heavy hydrocarbons) present in the natural gas imported by Petrobras from YPFB through a Gas Supply Agreement (GSA).The addendum establishes additional amounts between US$ 100 million and US$ 180 million per year, applied to the volumes of gas delivered as from May 2007. With respect to 2007, the obligation for additional payment by Petrobras was recorded as a provision in 2009 and will be settled in February 2010. The payment of the amounts referring to subsequent years will only be due after compliance with a condition precedent established in the addendum, which will demand additional negotiations with YPFB.

29 Guarantees for concession agreements for petroleum exploration

Petrobras gave guarantees to the National Petroleum Agency (ANP) in the total amount of R$ 4,692,312 thousand for the Minimum Exploration Programs established in the concession agreements for exploration areas, with R$ 4,151,601 thousand, net of commitments already fulfilled, remaining in force. Of this amount, R$ 2,979,892 thousand corresponds to a lien on the oil from previously identified fields already in production, and R$ 1,171,709 thousand refers to bank guarantees.

30 Segment reporting

Petrobras is an operationally integrated company and the major part of the production of petroleum and gas from the Exploration and Production Department is transferred to other business departments of Petrobras.

The information per business department (operating segment) was prepared and is being presented in accordance with international financial reporting standards (IFRS-8 Operating segments), issued by the International Accounting Standards Board (IASB). In the statements by business segment, the Company’s operations are presented according to the organization and management model approved on October 23, 2000 by the Board of Directors of Petrobras, comprising the following departments:

a) Exploration and Production: This comprises the activities of exploration, production development and production of oil, LNG ( liquefied natural gas) and natural gas in Brazil, for the purpose of supplying, as a priority, refineries in Brazil and also selling on the domestic and foreign markets the surplus petroleum and byproducts produced in their natural gas processing plants.

b) Supply: This comprises the refining, logistics, transport and trading activities of oil products, oil and alcohol, extraction and processing of schist, as well as holding interests in companies of the petrochemical sector in Brazil.

c) Gas and Energy: It comprises the activities of transport and trading of natural gas produced in Brazil or imported, transport and trading of LNG, generation and trading of electric power, as well as corporate interests in transporters and distributors of natural gas and in thermoelectric power stations in Brazil, in addition to being responsible for the fertilizer business (migration of the fertilizer business from the Supply department to Gas and the Energy, pursuant to a decision of the Board of Directives on September 21, 2009).

d) Distribution: It is responsible for the distribution of oil products, fuel alcohol and compressed natural gas in Brazil, represented by the operations of Petrobras Distribuidora.

e) International: It comprises the activities of exploration and production of oil and gas, supply, gas and energy, and distribution, carried out abroad in a number of countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other departments are allocated to the corporate entities group, especially those connected to corporate financial management, overheads related to central administration and other expenses, including actuarial expenses related to the pension and healthcare plans for retired employees and pensioners. The business dealings with biofuels, represented mainly by the operations of Petrobras Biocombustível are also included in this group.

The accounting information per business segment was prepared based on the assumption of controllability, for the purpose of attributing to the business sectors only those items over which these segments have effective control.

In the computation of the results by business segment, transactions carried out with third parties and the transfers between the business segments are considered and they are valued by internal transfer prices defined between the segments using calculation methodologies based on market parameters.

Consolidated Assets by Business Area – 03.31.2010
	R$ thousand
			Gas
			&
	E&P	Supply	Energy	Distribution	International	Corporate	Elimination	Consolidated

Assets	138,731,513	94,423,982	45,506,033	11,064,581	30,460,969	57,355,441	(11,544,455)	365,998,064

Current assets	7,233,437	30,040,722	4,094,812	5,841,072	5,372,632	32,131,442	(10,255,013)	74,459,104
Cash and cash equivalents						26,951,326		26,951,326
Other current assets	7,233,437	30,040,722	4,094,812	5,841,072	5,372,632	5,180,116	(10,255,013)	47,507,778
Non-current assets	131,498,076	64,383,260	41,411,221	5,223,509	25,088,337	25,223,999	(1,289,442)	291,538,960
Long-term receivables	8,160,705	4,386,224	2,974,525	988,445	2,848,838	19,014,362	(1,289,442)	37,083,657
Investment	258	3,256,730	363,245	13,786	1,892,845	149,886		5,676,750
Property, plant and equipment	121,578,464	56,483,723	36,904,686	3,528,820	16,874,891	5,014,204		240,384,788
Intangible	1,758,649	256,583	1,168,765	692,458	3,471,763	1,045,547		8,393,765

Consolidated Assets by Business Area - 12.31.2009
	R$ thousand
			Gas
			&
	E&P	Supply	Energy	Distribution	International	Corporate	Elimination	Consolidated

Assets	132,171,585	87,852,758	44,938,374	10,951,017	28,378,086	56,556,508	(10,541,649)	350,306,679

Current assets	6,515,276	27,412,386	5,075,666	5,668,262	5,127,867	33,989,301	(9,415,183)	74,373,575
Cash and cash equivalents						29,034,228		29,034,228
Other current assets	6,515,276	27,412,386	5,075,666	5,668,262	5,127,867	4,955,073	(9,415,183)	45,339,347
Non-current assets	125,656,309	60,440,372	39,862,708	5,282,755	23,250,219	22,567,207	(1,126,466)	275,933,104
Long-term receivables	7,487,929	4,387,000	2,814,831	1,060,478	2,776,460	17,522,824	(1,126,466)	34,923,056
Investment		3,329,727	273,241	24,931	1,881,643	150,218		5,659,760
Property, plant and equipment	116,368,844	52,455,862	35,665,729	3,503,368	15,252,016	3,833,605		227,079,424
Intangible	1,799,536	267,783	1,108,907	693,978	3,340,100	1,060,560		8,270,864

				R$ thousand
			&
	E&P	Supply	Energy	Distribution	International	Corporate	Elimination	Consolidated

Statement of income

Net operating income	23,389,287	41,274,333	3,083,016	15,299,633	5,839,793		(38,473,992)	50,412,070
Intersegments	23,276,081	13,491,439	325,565	327,997	1,052,910		(38,473,992)
Third parties	113,206	27,782,894	2,757,451	14,971,636	4,786,883			50,412,070
Cost of products sold	(10,402,545)	(37,992,003)	(1,781,762)	(13,962,329)	(4,502,612)		37,539,582	(31,101,669)
Gross profit	12,986,742	3,282,330	1,301,254	1,337,304	1,337,181		(934,410)	19,310,401
Operating expenses	(1,927,006)	(1,412,624)	(742,887)	(772,510)	(640,066)	(2,265,527)	67,269	(7,693,351)
Selling, administrative and general expenses	(162,455)	(1,251,216)	(473,267)	(796,881)	(401,156)	(863,869)	47,450	(3,901,394)
Tax	(13,283)	(24,591)	(10,947)	(8,227)	(41,759)	(54,257)	(363)	(153,427)
Exploratory costs for the extraction of crude oil and gas	(875,821)				(126,847)			(1,002,668)
Loss on recovery of assets			(79,992)		(113,762)			(193,754)
Cost of research and technological development	(202,675)	(63,388)	(16,875)	(2,084)	(1,226)	(105,112)		(391,360)
Health care and pension plans						(408,103)		(408,103)
Others	(672,772)	(73,429)	(161,806)	34,682	44,684	(834,186)	20,182	(1,642,645)
Operating income (loss)	11,059,736	1,869,706	558,367	564,794	697,115	(2,265,527)	(867,141)	11,617,050
Net Financial result						(700,992)		(700,992)
Equity pick-up		(102,616)	(38,385)	(12,382)	(4,961)	(20,937)		(179,281)

Operating income (loss) before social contributions income, taxes,
profit sharing for employees and magement and minority interest	11,059,736	1,767,090	519,982	552,412	692,154	(2,987,456)	(867,141)	10,736,777
Income and social contribution taxes	(3,760,311)	(635,702)	(189,139)	(192,030)	(183,617)	1,726,043	294,826	(2,939,930)
Employee and management profit-sharing	12,590	(13,602)	(8,455)		(60,625)	(481)		(70,573)
Minority interest
Net income (loss) attributable to shareholders of Petrobras	7,312,015	1,117,786	322,388	360,382	447,912	(1,261,894)	(572,315)	7,726,274

Consolidated assets by business area – Jan-Mar/2009

	R$ thousand
			Gas
			&
	E&P	Supply	Energy	Distribution	International	Corporate	Elimination	Consolidated

Net operating income	13,902,191	34,200,319	3,258,761	13,858,534	4,639,703		(27,229,067)	42,630,441
Intersegments	13,555,519	12,289,369	544,943	465,036	374,200		(27,229,067)
Third parties	346,672	21,910,950	2,713,818	13,393,498	4,265,503			42,630,441
Cost of products sold	(8,793,348)	(25,482,814)	(2,883,602)	(12,784,370)	(3,840,220)		27,968,623	(25,815,731)
Gross profit	5,108,843	8,717,505	375,159	1,074,164	799,483		739,556	16,814,710
Operating expenses	(1,351,868)	(1,515,104)	(495,633)	(686,525)	(752,113)	(1,731,269)	64,936	(6,467,576)
Selling, administrative and general expenses	(182,202)	(1,267,949)	(245,848)	(701,881)	(476,821)	(804,544)	64,718	(3,614,527)
Tax	(19,605)	(27,148)	(22,364)	(5,644)	(30,354)	(45,750)	(9)	(150,874)
Exploratory costs for the extraction of crude oil and gas	(780,999)				(153,020)			(934,019)
Loss on recovery of assets
Cost of research and technological development	(149,259)	(79,867)	(7,932)	(3,542)	(798)	(94,657)	(157)	(336,212)
Health care and pension plans						(371,226)		(371,226)
Others	(219,803)	(140,140)	(219,489)	24,542	(91,120)	(415,092)	384	(1,060,718)
Operating income (loss)	3,756,975	7,202,401	(120,474)	387,639	47,370	(1,731,269)	804,492	10,347,134
Net Financial result						(341,293)		(341,293)
Equity pick-up		(37,848)	58,494	(27,882)	(334,685)	(12,825)		(354,746)

Operating income (loss) before social contributions income, taxes, profit sharing for employees and magement and minority interest	3,756,975	7,164,553	(61,980)	359,757	(287,315)	(2,085,387)	804,492	9,651,095
Income and social contribution taxes	(1,277,372)	(2,448,816)	40,961	(131,797)	(28,196)	1,189,067	(273,528)	(2,929,681)
Employee and management profit-sharing
Minority interest	19,794	(73,898)	(120,773)		(22,803)	(232,865)		(430,545)
Net income (loss) attributable to shareholders of Petrobras	2,499,397	4,641,839	(141,792)	227,960	(338,314)	(1,129,185)	530,964	6,290,869

Consolidated assets by international business area – Jan-Mar/2010

	R$ thousand
			Gas
			&
	E&P	Supply	Energy	Distribution	Corporate	Elimination	Consolidated
International Area
Assets	21,303,087	5,174,549	3,535,973	1,242,602	4,014,509	(4,809,751)	30,460,969
Statement of income (jan-mar/2010)
Net operating income	1,497,869	3,099,908	566,232	1,618,314		(942,530)	5,839,793
Intersegments	1,183,234	704,142	101,114	18,119		(953,699)	1,052,910
Third parties	314,635	2,395,766	465,118	1,600,195		11,169	4,786,883

Operating income (loss)	672,606	(68,005)	118,378	62,478	(74,643)	(13,699)	697,115

Net income (loss)	483,175	(62,249)	68,462	58,709	(86,486)	(13,699)	447,912

	R$ thousand
			Gas
			&
	E&P	Supply	Energy	Distribution	Corporate	Elimination	Consolidated
International Area
Assets (at 12.31.2009)	19,950,432	5,067,726	3,470,217	1,163,257	3,909,723	-5,183,273	28,378,082
Statement of income (jan-mar/2009)
Net operating income	1,122,886	2,798,994	599,796	1,145,406	2,394	(1,029,773)	4,639,703
Intersegments	643,744	638,644	91,008	30,577		(1,029,773)	374,200
Third parties	479,142	2,160,350	508,788	1,114,829	2,394		4,265,503

Operating income (loss)	194,605	(188,201)	85,953	60,019	(196,672)	91,666	47,370

Net income (loss)	13,360	(539,727)	72,442	61,272	(37,327)	91,666	(338,314)

31 Derivative financial instruments, hedge and risk management activities

The company is exposed to a series of market risks arising from its operations. These risks mainly involve the fact that eventual variations in the prices of oil and oil products, in exchange rates or in interest rates may negatively affect the value of the company’s financial assets and liabilities or future cash flows and profits.

31.1 Risk management objectives and strategies

Petrobras’ risk management is conducted by its officers, following a corporate risk management policy.The Risk Management Committee, established by the Executive Committee, is composed of members from all the business departments and various corporate departments, who assess exposures and risks and establish guidelines to measure, monitor and manage the risk related to Petrobras' activities.

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the company may attain its strategic goals.

The Company adopts a philosophy of integrated risk management, according to which the focus of the management is not on individual risks – the operation or the business units – but on the broadest, consolidated perspective of the corporation, capturing possible natural protection. For the management of market/financial risk preferably structural actions are adopted, created as a result of appropriate management of the company’s capital and indebtedness, in detriment to the use of the derivative instruments.

In addition to assuring adequate protection for its fixed assets, facilities, operations and officers and orientating financial, tax, regulatory, market and loan exposure evaluations, amongst others, the Petrobras risk management policy seeks to make explicit its character of complementariness to its structural actions, which will create solid economic and financial grounds, capable of assuring that the opportunities for growth will be taken advantage of, even in adverse external circumstances.

31.2 Risk of change in the prices of oil and oil products

a) Risk management of prices of oil and oil products

Considering that the Company’s business plan uses conservative price assumptions and the fact that, in normal circumstances, price fluctuations of commodities do not present a substantial risk to carrying out its strategic objectives, Petrobras maintains exposure to the price cycle and does not use derivatives for hedging systemic operations (the purchase or sale of goods with the purpose of meeting the operating needs of the Petrobras System).

Nevertheless, the decisions referring to this issue are reviewed periodically and recommended to the Risk Management Committee. If hedge is indicated, in scenarios with a significant probability of adverse events, the hedge strategy should be carried out with the aim of protecting the Company’s solvency and liquidity, considering an integrated analysis of all the Company’s risk exposures and assuring the execution of the corporate investment plan.

Following the assumption of considering only the consolidated net exposure of the price risk of oil and oil products, the operations with derivatives, generally, are limited to protecting the results of transactions carried out on the international market for physical goods, i.e. hedge operations are those where the positive and negative changes are totally or partially offset by the opposite result in the physical position.

b) Main transactions and future commitments protected by hedge operations

The main operations with derivative financial instruments carried out by the companies of the Petrobras System are intended to hedge the expected results of the transactions performed abroad.

Accordingly, the operations with derivative instruments are usually short-term operations and accompany the terms of the commercial transactions. The instruments used are futures, forward, swap and options contracts. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

The hedges settled during the period from January to March 2010 corresponded to approximately 99% of the traded volume of imports and exports to and from Brazil plus the total volume of the cargos traded abroad.

The main counterparties of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), the Intercontinental Exchange and JP Morgan.

c) Parameters used for risk management

The main parameters used in risk management for changes in Petrobras’ oil and oil product prices are the operating cash flow at risk (CFAR) for medium-term assessments, and Value at Risk (VAR) and Stop Loss for short-term assessments. Corporate limits are defined for VAR and Stop Loss.

At March 31, 2010, the portfolio for commercial operations carried out abroad, as well as the hedges for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR –Value at Risk), calculated at a reliability level of 95%, of approximately US$ 35,519 million.

d) Notional and fair value of the derivative instruments

The following table summarizes the information on the derivatives contracts in force for oil and oil products.

	Consolidated
	Notional value in		Fair value		Maturity
	thousands of bbl*		R$ thousand**
	03.31.2010	12.31.2009	03.31.2010	12.31.2009

Futures contracts	(7,738)	(8,510)	(26,693)	(38,234)	2010
Purchase commitments	27,974	25,882
Sale commitments	(35,712)	(34,392)

Options contracts	(1,590)	(1,150)	(835)	(1,800)	2010
Buy	(200)	(550)	(346)	(1,600)
Bidding position	2,850
Short sale	(3,050)	(550)

Sell	(1,390)	(600)	(489)	(200)
Bidding position	600	250
Short sale	(1,990)	(850)

Forward contracts	138	(1,075)	(3,487)	(7,129)	2010
Long position	1,600	987
Short position	(1,462)	(2,062)
Total recorded in other current assets and liabilities			(31,015)	(47,163)

* A negative notional value represents a short position

**Negative fair values were recorded in liabilities and positive fair values in assets.

	Parent company
	Notional value in		Fair value
	thousands of bbl*		R$ thousand**		Maturity
	31.03.2010	31.12.2009	31.03.2010	31.12.2009

Futures contracts	380	162	3,533	(2,329)	2010
Purchase commitments	(16,299)	10,683
Sale commitments	16,679	(10,521)

Options contracts	(650)	(1,150)	(435)	(1,800)	2010
Buy	150	(550)	(150)	(1,600)
Bidding position	2,800
Short sale	(2,650)	(550)
Sell	(800)	(600)	(285)	(200)
Bidding position	500	250
Short sale	(1,300)	(850)

Forward contracts		101	747	192	2010
Long position	800	276
Short position	(800)	(175)

Total recorded in other current assets and liabilities			3,845	(3,937)

* A negative notional value represents a short position

**Negative fair values were recorded in liabilities and positive fair values in assets.

e) Gains and losses in the year

f) Value and type of margins given in guarantee

The guarantees given as collateral generally consist of deposits.

The following table presents the balance of the margins given for coverage of the commodities transactions traded on the stock exchanges and the over-the-counter market of the Parent Company and consolidated.

R$ thousand
Consolidated		Parent company

Jan-Mar/2010	Jan-Mar/2009	Jan-Mar/2010	Jan-Mar/2009
355.101	471.830	139.502	106.443

g) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the derivatives for oil and oil products. The probable scenario is the fair value at March 31, 2010. The possible and remote scenarios consider a deterioration in the prices in the risk variable of 25% and 50%, respectively, with respect to the same date.

31.3 Exchange rate risk

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rate.

a) Management of exchange rate risks

With respect to the management of exchange rate risks, Petrobras seeks to identify and address them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the hedge.

Taking advantage of operating in an integrated manner in the energy segment, the company seeks, primarily, to identify or create natural hedges, i.e. to benefit from the correlation between its income and expenses. In the specific case of exchange variation inherent to contracts where the cost and remuneration involve different currencies, this hedge is provided through allocating the cash investments between the Real and the US dollar or another currency.

The risk management is performed for the net exposure. Periodic analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain obligations of the Company.

b) Main transactions and future commitments protected by derivative operations

Petrobras International Finance Company (PIFCo)

In September 2006, the Company, through its subsidiary PifCo, contracted hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the company’s costs in this operation in US dollars. In a cross currency swap there is an exchange of interest rates in different currencies.The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term. For this relationship between the derivative and the loan, the Company adopted hedge accounting.

Petrobras Distribuidora

Petrobras Distribuidora is in a short position in exchange futures rates through NDFs on the Brazilian over-the-counter market. For the aviation segment, which represents 100 % of the operations contracted for the period, the term of exposure is three months on average and the hedge is contracted concomitantly with the definition of the cost of the exported aviation kerosene, thus fixing and assuring the trading margin. In the period in question, operations were contracted in the amount of US$ 109 million.

Usina Termelétrica Norte Fluminense (UTE Norte Fluminense)

The Company, aiming at assuring that significant fluctuations in the quotation of the US dollar do not affect its results and cash flows, contracted hedge in the nominal amount of US$ 22 million, representing 50% of its total indebtedness in foreign currency.

It is important to stress that UTE Norte Fluminense is managed jointly, consolidated by Petrobras in proportion to its capital interest (10%).

c) Parameters used for risk management and results obtained with respect to the proposed objectives

Petrobras International Finance Company (PIFCo)

The hedge known as a cross currency swap complies with CVM Resolution 604/09 which approved CPC 38 - Financial Instruments:Recognition and Valuation and CPC 39 - Financial Instruments Presentation.

The Company decided to qualify its cash flow cross currency hedging. Upon the contracting of hedge and during its term, it is expected that the cash flow hedge will be highly effective in offsetting the cash flows attributable to the hedge risk during the term of the operation. The changes in the fair value, in the measure of the effectiveness of the hedge, tested quarterly, are stated in other comprehensive retained earnings, until the cash flow of the hedged item is realized.

Petrobras Distribuidora

Petrobras Distribuidora is in a short position in exchange futures rates through NDFs on the Brazilian over-the-counter market.The hedge is contracted concomitantly with the definition of the cost of the exported products, thus fixing and guaranteeing the trading margin.The Company’s policy is to contract hedge up to the maximum of 100% of the volume exported.

The volume of hedge contracted for international billing in 2009 represented 60.4% of all the volume exported by the Petrobras Distribuidora in the year. The settlements of all the operations that matured between January 1 and March 31, 2010 generated a negative result for the Company of R$ 2.48 million.

d) Notional and fair value of the derivative instruments

The table below summarizes the information on the derivative contracts in force. The derivative transactions take into consideration the approved limits and credit balance for each institution in accordance with the regulatory orientations and procedures established by the Company.

Foreign currency derivatives

	Consolidated
	Notional value		Fair value		Maturity	Value at Risk R$ *
	in $ thousand		R$ **
	03.31.2010	12.31.2009	03.31.2010	12.31.2009

Dollar forward contracts

Long position	USD 22.000		(660)		2010	769
	USD 22.000		(660)

Short position (USD)	USD 69.252	USD 75.898	4,373	1,722	2010	2,124
	USD 69.252	USD 75.898	4,373	1,722
Swaps
Cross Currency Swap			105,977	112,863	2016	21,224
Asset position
Average rate of receipt (JPY) = 2.15% p.a.	JPY 35.000.000	JPY 35.000.000	716,463	710,604
Liability position
Average rate of payment (USD) = 5.69% p.a.	USD 297.619	USD 297.619	(610,486)	(597,741)
			109,690	114,585

* Value at Risk = maximum expected loss in 1 day with 95% reliability under normal market conditions. Unaudited.

**Negative fair values were recorded in liabilities and positive fair values in assets.

e) Gains and losses in the year

f) Value and type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

g) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the foreign currency derivatives, loans and financial investments in foreign currency. The probable scenario is the fair value at March 31, 2010. The possible and remote scenarios consider deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

* The isolated sensitivity analysis of the financial instruments does not represent the Company’s net exposure to exchange risk. Considering the balance between liabilities, assets, revenues and future commitments in foreign currency, the economic impact of possible exchange variations is not considered material.

31.4 Interest rate risk

The interest rate risk that the Company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt. The foreign currency debt at floating rates is subject, mainly, to the fluctuation of the Libor and the debt expressed in Reais is subject, mainly, to the fluctuation in the long-term interest rate (TJLP), published by the Central Bank of Brazil.

Management of interest rate risks

Currently, the Company does not use derivative financial instruments to manage its exposure to fluctuations in interest rates.

31.5 Credit risk

The Company adopts a number of measures to decrease its exposure to credit risks to acceptable levels. All the cash and cash equivalents in Brazil are held in the main existing banks.Time deposits in US dollars are held in first tier institutions in the United States.Additionally, all the securities available for sale and derivative instruments held by the Company are traded on the stock exchange or held in first tier financial institutions. The Company monitors its exposure to credit risks in trade accounts receivable and regularly evaluates its clients’ ability to pay. As of March 31, 2010, the balance of trade accounts receivable referred basically to large distributors.

The table below presents the maximum exposure to credit risk for the first quarter.

Credit risk concentration

A significant portion of the Company’s assets, including financial instruments, is located in Brazil. The Company’s financial instruments that are exposed to credit concentration risk are, mainly, cash and cash equivalents, government bonds, accounts receivable and futures contracts.

The information on accounts receivable, is given in note 5.

31.6 Liquidity risk

Petrobras uses its funds mainly with capital expenses, payment of dividends and debt refinancing. Historically, the conditions are met with funds generated internally, short and long-term debts, project financing, sales transactions and leasing. These sources of funds, allied to the Company’s strong financial position will continue to permit compliance with the established capital requirements.

Liquidity risk management

The liquidity risk management policy adopted by the Company predicts the continuity of the rescheduling of the debt profile, appropriate to the investment cycle; raising of capital through various means and through medium and long-term financing agreements, including the issuing of bonuses on the international capital markets, financing of suppliers, project financing and bank financing.

Government regulation

In addition, the Ministry of Planning, Budgeting and Management controls the total amount of debts that Petrobras and its subsidiaries may incur, during the approval process of the annual budget. The Company and its subsidiaries must also obtain the approval of the National Treasury before assuming medium and long term debts. Loans that exceed the budgeted amounts for each year must be approved by the Federal Senate.

32 Fair value of financial assets and liabilities

Fair values are determined based on quotations of market prices, when available, or, in the absence thereof, on the present value of expected cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and accounts payable to suppliers are the same as their carrying values. The fair value of the long-term assets and liabilities closely approximates their carrying value.

The estimated fair value for long-term loans of the Parent Company and Consolidated at March 31 2010 were, respectively, R$ 27.164.441thousand and R$ 76.408.118 thousand, calculated at the prevailing market rates, considering natures, terms and risks similar to the registered contracts, and they may be compared to the carrying values of R$ 26.554.018 thousand and R$ 87.157.511 thousand.

The hierarchy of the fair value of the Company’s financial assets and liabilities, recorded at fair value on a recurring basis, at March 31, 2010, is presented as follows:

	R$ thousand
	Consolidated

	Prices quoted on an active market (Level 1)	Valuation technique supported by observable prices (Level 2)	Valuation technique without use of observable prices (Level 3)	Total

Assets
Marketable securities	4,572,070			4,572,070
Foreign currency derivatives		110,351		110,351
Commodity derivatives	39,446	1,724		41,170
Total assets	4,611,516	112,075		4,723,591

Liabilities
Foreign currency derivatives		(660)		(660)
Commodity derivatives	(65,433)	(5,210)		(70,643)
Total liabilities	(65,433)	(5,870)		(71,303)

33 Security, environment and health

In the first three months of 2010, Petrobras’ main security, environment and health indexes were compatible with the best companies in the sector worldwide and in the period it did not register any significant occurrence of oil spillage affecting the environment.

Petrobras continually invests in training and development of new technologies aimed at accident prevention and the safety and health of its employees, which have been successively recognized both within and outside Brazil.

The company's total expenditure on security, environment and health (SMS), considering investments and operations, reached the amount of R$ 1,079,746 thousand in the first quarter of 2010, of which R$ 448,980 thousand was on security, R$ 548,114 thousand was on the environment and R$ 82,651 thousand was on health, where the expenses with multidisciplinary health assistance (AMS) and support for outside environmental programs and/or projects are not included.

This total included the expenditures made through Pegaso (Program for Excellence in Environmental Management and Operating Security), which, between investments and operations, totaled R$ 87,530 thousand in the period.

34 Statement of added value

	R$ thousand
	Consolidated				Parent company
	03.31.2010		12.31.2009	(*)	03.31.2010		12.31.2009	(*)
Revenues
Sales of products and services and other revenues	64,483,095		54,408,726		48,950,295		40,570,291
Allowance for doubtful accounts - formation	1,670		30,596		(4,790)		11,533
Revenues related to construction of assets for own use	16,136,246		11,559,063		11,662,976		8,868,053
	80,621,011		65,998,385		60,608,481		49,449,877
Inputs acquired from third parties
Materials consumed	(9,737,812)		(8,491,093)		(6,035,465)		(5,041,381)
Cost of goods for sale	(9,114,205)		(5,076,684)		(6,745,781)		(3,767,588)
Power, third-party services and other operating expenses	(16,697,531)		(15,033,369)		(12,135,212)		(12,075,655)
Tax credits on inputs acquired from third parties	(5,322,265)		(3,875,591)		(4,547,794)		(3,237,625)
Loss on recovery of assets	(310,446)		(244,131)		(2,766)		(98,687)
	(41,182,259)		(32,720,868)		(29,467,018)		(24,220,936)

Gross added value	39,438,752		33,277,517		31,141,463		25,228,941

Retentions
Depreciation and amortization	(3,264,506)		(3,158,969)		(2,288,635)		(2,154,469)

Net added value produced by the Company	36,174,246		30,118,548		28,852,828		23,074,472

Transferred added value
Resultado de participações em investimentos	(179,281)		(354,746)		992,547		1,341,516
Financial income - including monetary and exchange variations	759,818		785,596		601,465		1,052,158
Amortization of goodwill and discounts	0		-0		0		0
Rents, royalties and others	335,166		661,566		292,592		612,914
	915,703		1,092,416		1,886,604		3,006,588

Total added value to be distributed	37,089,949		31,210,964		30,739,432		26,081,060
Distribution of added value
Personnel and officers
Payroll and related charges
Salaries	2,909,383	8%	2,396,240	8%	2,270,321	7%	1,673,812	6%

Benefits
Advantages	175,034	0%	176,614	0%	112,471	0%	107,949	0%
Retirement and pension plan	328,778	1%	207,911	1%	315,763	1%	199,412	1%
Healthcare plan	429,298	1%	387,896	1%	406,898	1%	370,959	1%

FGTS	192,078	1%	174,530	0%	167,598	1%	152,790	1%
	4,034,571	11%	3,343,191	10%	3,273,051	11%	2,504,922	10%
Taxes
Federal ( ** )	13,016,425	35%	10,358,756	33%	11,966,705	39%	9,032,160	35%
State	6,097,738	16%	5,771,822	19%	2,950,415	10%	3,042,043	12%
Municipal	59,810	0%	45,647	0%	36,649	0%	25,641	0%
Abroad ( ** )	1,341,196	4%	1,275,229	4%	0	0%	0	0%
	20,515,169	55%	17,451,454	56%	14,953,769	49%	12,099,844	46%
						0%
Financial institutions and suppliers
Interest, and exchange and monetary variations	2,575,848	7%	1,204,206	6%	1,431,283	5%	1,356,566	5%
Rental and affreightment expenses	2,167,514	6%	2,490,699	8%	3,389,844	11%	3,838,271	15%
	4,743,362	13%	3,694,905	14%	4,821,127	16%	5,194,837	20%
Shareholders
Interest on shareholders' equity	1,754,815	5%	0	0%	1,754,815	6%		0%
Dividends	0	0%	0	0%	0	0%		0%
Minority interest	70,573	0%	430,545	1%	0	0%	0	0%
Retained earnings	5,971,459	16%	6,290,869	19%	5,936,670	19%	6,281,457	24%
	7,796,847	21%	6,721,414	20%	7,691,485	25%	6,281,457	24%

Added value distributed	37,089,949	100%	31,210,964	100%	30,739,432	100%	26,081,060	100%

35 Additional Information on Cash Flows

	R$ thousand
	Consolidated		Parent company
	03.31.2010	03.31.2009	03.31.2010	03.31.2009

Amounts paid and received during the year
Interest paid, net of the capitalized amount	1,633,110	885,628	1,025,131	366,913
Interest received on loans			248,340	981,091
Income tax and social contribution	1,363,963	2,319,524	960,073	1,928,315
Third party income tax withheld at source	739,010	1,670,035	667,154	1,570,447
	3,736,083	4,875,187	2,900,698	4,846,766
Investment and financing transactions not involving cash

Acquisition of property, plant and equipment on credit	48,871
Acquisition of premises and equipment with
transfer of benefits, risks and control of assets		94	12,907	94,400
Provision for abandonment of wells
Formation of provision for dismantling of areas	64,007
	112,878	94	12,907	94,400

( * ) Adjusted for comparison purposes.

36 Subsequent Events

Authorization for publication of the financial statements

The Board of Directors authorized the publication of these financial statements in a meeting held on March 19, 2010.

Sale option of the Nansei Sekiyu refinery

On April 1, 2010 the Sumitomo Corporation informed its interest in exercising the right of sale to Petrobras of 12.5% of the shares of the capital of the Nansei Sekiyu K.K. refinery (Nansei). rest of the shareholding capital is already owned by Petrobras since 2008.

Petrobras is analyzing the question, based on the terms established in the shareholders’ agreement in force.

Sumitomo also informed that its interest in the sale of the shares of Nansei is part of the rearrangement of its stake holding in the oil products sector.

Nansei has a refinery located in the Japanese province of Okinawa, with a processing capacity of 100 thousand barrels of light petroleum per day, and it produces high quality oil products at the standards of the Japanese market.It also has an oil and oil products terminal for storage of 9.6 million barrels and three wharves capable of receiving Very Large Crude Carriers (VLCC) of up to 280,000 tbp.

Investment in Açúcar Guarani S.A.

In April 2010 an investment agreement was executed that establishes the entry of Petrobras Biocombustível into the capital of Açúcar Guarani S.A., with a capital contribution R$ 1,611 million until 2015, when it will then hold 45.7% of the capital shares.

The investment will be made in three stages as established in the investment agreement, as follows:

1 – Initial investment of R$ 682 million through a capital increase in the company Cruz Alta Participações S.A. (a wholly owned subsidiary of Guarani);

2 – Closing of the capital of Guarani with a subsequent exchange by Petrobras Biocombustível of the shares of Cruz Alta for the initial interest of 26.3% in the capital of Guarani.

3 – Additional investment of R$ 929 million through increases in the capital of Guarani, to be made in a maximum period of five years (until 2015), in order to reach a 45.7% interest in the capital of Guarani.

The agreement also establishes additional contributions on the part of the partners up to the limit of a 49% interest by Petrobras Biocombustível.

New partnership for the development of Comperj

On April 28, 2010 Comperj Participações S.A. signed a contract with SMU Energia e Serviços de Utilidades Ltda (SMU) for the creation of a new company, Companhia de Desenvolvimento de Plantas de Utilidades (CDPU), for the purpose of analyzing the execution of the project for Comperj's Utilities Center.

CDPU will have a 20% interest in Comperj Participações S/A and an 80% interest in SMU, a Brazilian company with an interest in Sembcorp Utilities PTE Ltd (Singapore), through its wholly-owned subsidiary Sembcorp Utilities (BVI) Pte Ltd, Mitsui & Co. Ltd. (Japan) and Utilitas Participações S.A. (Brazil).

The project for the Utilities Center comprises the units for supplying electric power, steam, treatment of water and effluents, as well as hydrogen, and it is also an integral part of the Petrochemical Complex of Rio de Janeiro. Comperj, located in the state of Rio de Janeiro, also forecasts the building of a refinery, and first and second generation petrochemical units. It is forecast to enter into operation in the second semester of 2013.

Among the procedures for installation of Comperj, bidding has been held for the construction of a coke unit, where the winner was the Techint and Andrade Gutierrez consortium. The final amount of the contract was R$ 1.89 billion.

Acquisition of NovaMarlim Participações S.A.

In 2009, Petrobras exercised its purchase option of NovaMarlim Participações S.A. (NovaMarlimPar). The exercise price for the option was R$ 600.00, as established in the Agreement for the Share Purchase Option of Project NovaMarlim, executed on December 6, 2001 between Petrobras and the former shareholders of NovaMarlimPar.

On May 7, 2010, the transfer of the remaining shares, representing 56.57% of the voting and total capital, was made to Petrobras, which is now the owner of 100% of NovaMarlimPar.

NovaMarlimPar holds full control of NovaMarlim Petróleo S.A. (NovaMarlim), a specific purpose entity created for the complementation of the development of the production of hydrocarbons from the Marlim Field in the Campos basin (Project NovaMarlim).

Incident on the buoy of the alternative system for discharging oil

On May 11, 2010 the capsizing of the monobuoy of the system for discharging oil was reported – PDET (Directive plan for discharging and handling of oil for the Campos Basin). Petrobras’ emergency plan was immediately put into action and the Company reported that there was no impact on the production and discharging of oil and gas from the basin. The Company is estimating the expenses related to the incident. The insured value of the monobuoy is approximately US$ 76.3 million

Net income

Petrobras arrived at a net profit of R$ 7,691 million in 1T-2010, with an operating profit corresponding to 25% of the net operating income (21% in 4T-2009).

R$ Million
		Period Jan-Mar
4T 2009		2009	2008	%
45,924	Gross operating income	48,247	39,983	21
34,609	Net operating income	36,952	30,472	21
7,360	Operating profit (1) (1)	9,088	7,629	19
345	Financial results	115	(304)	(138)
1,119	Equity accounting	993	1,341	(26)
7,427	Net income for the year	7,691	6,281	22
0.85	Net income per share	0,88	0.72	22
347,085	Market value	332,381	285,151	17

(1) Before financial income and expenses, and equity accounting

The main factors that contributed to the 22% increase in net income for the period from January to March 2010 in relation to the period from January to March 2009 were:

• 21% increase in net operating income as a result of:

• Increase in the average prices on exports, with an emphasis on petroleum and fuel oil, reflecting the changes in the quotations on the international market, offset by the decrease in the average prices on sales to the domestic market, with an emphasis on diesel and gasoline due to the decreases of 15% and 4.5% that occurred as from June 2009.

• Increase in the volume sold on the domestic market, especially gasoline, due to the expressive increase in the fleet of flex fuel vehicles, allied to the shortage of fuel alcohol on the market at the beginning of 2010, and diesel, on account of the large increase in industrial activity and infrastructure activities, and on the foreign market, with an emphasis on petroleum, reflecting the entry into operation of the new platforms, weakened by the natural decline of the other fields.

• 24% increase in the costs of goods sold, as a result of the higher international quotations on the expenditures with government holdings and with the importing of oil products. The greater participation of imported oil products, especially diesel and aviation kerosene, as well as the need to import gasoline also had an influence.

• Increase in the following expenditures:

• Sales (R$ 46 million), due to the expenses for storage of LNG in regasifying ships (R$ 76 million) which were not yet operating in 1Q-2009, offset by the decrease in the expenditure for freight of products for the domestic market (R$ 54 million);

• General and Administratives (R$ 90 milhões), an effect of the higher expenses with personnel (R$ 70 million), as a result of the increase in the workforce and collective bargaining agreements, and higher charges (R$ 57 million), with an emphasis on the rent for Edifício Ventura as from June 2009. These effects surpassed the decrease in third-party services (R$ 33 million), mainly consulting, auditing and technical services;

• Exploration costs (R$ 95 million), due to the greater write-off of dry wells or economically unviable wells (R$ 104 million);

• Research and development (R$ 48 million), as a result of the increase in the provision for the contracting of projects from institutions accredited by ANP (R$ 36 million), due to the increase in the prices of petroleum and the consequent increase in gross revenue, which is the basis for fixing the minimum investment in research, in addition to the higher expenditure for personnel (R$ 23 million), resulting from the increase in the workforce; and

• Other operating expenses (R$ 576 million), with an emphasis on the non recurring expense for the provision for losses on legal proceedings (R$ 399 million) with respect to the excise tax (IPI) credit premium, and plataform´s ICMS P-36 (R$ 449 million), offset by the decrease in the provision for devaluation of inventories (R$ 96 million), lower expenses with idle production capacity of thermoelectric power stations (R$ 90 million) and by higher revenue from the incentive for income tax on working profit.(R$ 60 million)

Positive effect of R$ 419 million in the financial results, with an emphasis on exchange gains, an effect of the devaluation of the Real in 2010.

Decrease of R$ 656 million in the equity in earnings of subsidiaries, mainly due to the lower results presented by Downstream, PNBV, Petroquisa, Gaspetro and PIB BV.

Economic indexes

Up until March 2010, the business conducted by Petrobras presented a profit of R$ 11.4 billion before financial results, results originating from corporate interests, taxes, depreciation and amortization (EBITDA), a increase of 1.6 billion compared to the same period of 2009.

		First Quarter
4T-2009		2010	2009
41	Gross margin (%)	42	44
21	Operational margin (%)	25	25
21	Net margin (%)	21	21
11,501	EBITDA - R$ millions	11,377	9,776

Gross Margin reduced 2 percentage point compared to the same period of the previous year, due to the realization of higher average unit costs, an effect of the higher international quotations on the expenses with government holdings and with the importing of oil products.

The operating and net margins increased one percentage point, as a result of the practically stable behavior of the operating expenses.

Rio de Janeiro – May 14, 2010 – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, for the first time in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). These are the Company’s first financial statements presented in accordance with IFRS. Information for the first and fourth quarters of 2009 (1Q-2009 and 4Q-2009) has been adjusted retroactive to 01.01.2009.

Consolidated net income totaled R$ 7,726 million in 1Q-2010

Main Results

R$ million
				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)

7,438	4	Consolidated Net Income	7,726	6,291	23
14,317	5	EBITDA	15,076	13,506	12
347,085	(4)	Market Value (Parent Company)	332,381	285,151	17
2,561	(1)	Total Oil and Natural Gas Production (th. barrel/day)	2,547	2,482	3

1Q-2010 Highlights

•     Net income increased by 23% over 1Q-2009, mainly due to Brent crude prices, which averaged US$ 76/bbl (+73% over 1Q-2009), and the recovery of sales volume.

•     Total oil and gas production moved up by 3% year-on-year. Petrobras began the extended well test (EWT) in the Tiro and Sídon fields in the Santos Basin.

•     Investments totaled R$ 17,753 million in the quarter, most of which funded by the Company’s strong cash flow, which totaled R$ 15.5 billion as measured by EBITDA.

•     Discovery of oil in the post- and pre-salt layers of the Barracuda field in the Campos Basin, and light crude in the Piranema field in the Sergipe Basin. These discoveries are the fruit of Petrobras’ strategy of intensifying exploration in areas adjacent to the productive fields in order to take full advantage of existing installations and, consequently, reduce production costs and ensure the rapid start-up of any new volumes discovered.

•     Sales totaled 3,507 mil (thousand) barrels/day, 3% up on the previous quarter and 7% more than in 1Q09.

•     Approval of CAPEX of between US$ 200-220 billion for the 2010-2014 Business Plan.

•     Announcement of the Investment and Shareholders’ Agreement with Odebrecht and Braskem, consolidating holdings in the petrochemical sector.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Dear shareholders and investors,

It is with considerable pride that we present Petrobras’ first quarterly results in accordance with international financial reporting standards (IFRS). The year over year increase of 23% in net income and 12% in cash flow measured by EBITDA is the result of growing production and higher international prices, and reinforces the soundness our business model.

We continue to increase our output of oil in Brazil, the foundation of our operating and financial results. In the first quarter, production increased by 3% year-on-year. In April we established a monthly production record, 2,032,620 barrels per day, exceeding by 29 mil (thousand) barrels our previous best in September of 2009. The record was largely due to the connection of new wells in Marlim Leste, and to the FPSO Cidade de Vitória, in Golfinho, as well as the beginning of the extended well test (EWT) in the Tiro and Sidon fields. The installation of the EWT less than two years after its discovery of Tiro and Sidon, and the transfer of the FPSO Capixaba de Golfinho to the Parque da Baleias, reflect the range of our opportunities and the flexibility of our portfolio.

On the pre-salt front, we are continuing to concentrate our efforts on the BMS-9 and BMS-11 blocks. We have drilled and tested new wells in Tupi as part of our evaluation of the area. These wells will serve as the basis for the pilot project, which is expected to begin production by year end. These wells have reconfirmed the positive volumes and productivity experienced to date. We have also authorized the construction of eight FPSO-type hulls whose resulting platforms will be installed in the pre-salt area of the Santos Basin, thereby maintaining the development timetable on schedule.

Supported by our strong cash flow, we invested R$ 17.8 billion in the quarter, with a focus on increasing production capacity and integrating all our energy related activities.

We are passing through a period of crucial importance to our shareholders. In the coming months we will approach the market to increase our capital, to provide Petrobras with the financial resources needed to develop our pre-salt discoveries while expanding as an integrated company. We are fully committed to a fair and transparent operation, respecting all the rights of minority and preferred shareholders and employing best corporate governance practices. We are definitely moving forward to increase our capital, whether or not Congress approves the bill that authorizes the Transfer of Rights with Compensation and the Capitalization. The bill is currently before the Senate and we are hopeful it will be approved in time to complete the capitalization by July.

Our priority is to grow in an integrated manner and with profitability. In order to do so, we rely on a sound resource base that generates substantial cash flow. We also have access to various sources of funding, either through the banks or the capital market, allowing us to grow and invest, maintaining an appropriate capital structure and giving the Company sufficient financial muscle to sustain its expansion. All these steps are underpinned by the absolute certainty that we have one of the best portfolios of projects and opportunities in the world, and that we will invest all our funds with efficiency and discipline, thereby ensuring returns for our shareholders, investors and society as a whole.

Main items and Consolidated Economic Indicators

R$ million
			1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)

60,866	4	Gross Operating Revenues	63,324	53,636	18
47,696	6	Net Operating Revenues	50,412	42,630	18
18,124	7	Gross Profit	19,310	16,815	15
9,658	20	Operating Profit [1]	11,617	10,347	12
111	(732)	Financial Result	(701)	(341)	106
7,438	4	Net Income	7,726	6,291	23
0.85	4	Net Income per Share	0.88	0.72	22

		Resultado líquido por segmento de negócio
5,992	22	Exploration & Production	7,312	2,501	192
1,209	(8)	Supply	1,116	4,639	(76)
163	98	Gas and Energy	323	(142)	(327)
303	19	Distribution	362	227	59
(141)	(417)	International	447	(338)	(232)
251	(603)	Corporate	(1,262)	(1,129)	12

20,077	(12)	Consolidated Investments	17,753	14,380	23

38	-	Gross Margin (%)	38	39	(1)
20	3	Operating Margin (%)	23	24	(1)
16	(1)	Net Margin (%)	15	15	-
14,317	5	EBITDA – R$ million(2)	15,076	13,506	12

75	1	Brent (US$/bbl)	76	44	73
1.74	3	US Dollar Average Price - Sale (R$)	1.80	2.32	(22)
1.74	2	US Dollar Last Price - Sale (R$)	1.78	2.32	(23)

		Price Indicators (*)
154.82	2	Average Oil Products Realization Prices (R$/bbl)	157.65	163.59	(4)
		Average sale price - Brazil
70.24	4	Oil (US$/bbl)	72.92	32.23	126
15.51	(7)	Natural Gas(US$/bbl)	14.39	31.50	(54)
		Average sale price - International
64.39	(4)	Oil (US$/bbl)	62.02	39.21	58
14.36	3	Natural Gas(US$/bbl)	14.81	12.75	16

1 Operating income before financial result, equity balance and taxes.
2 Operating income before financial result, equity balance + depreciation/amortization.
(*)Unaudited.

1Q-2010 x 1Q-2009 Results

•     Net Income3

Consolidated net income totaled R$ 7,726 million, 23% up on 1Q-2009, reflecting the gains from the sale of oil and oil products, influenced by the recovery of domestic sales volume and the impact of higher commodity prices on export prices. These effects more than offset the reduction in domestic diesel and gasoline prices and the upturn in unit costs, particularly expenses with government take and imports, which were also affected by international prices. Operating expenses climbed by 19%, due to the constitution of provisions for contingencies for legal processes related to the levying of ICMS-RJ (state VAT) on the P-36 platform (R$ 449 million), the action for damages due to the cancellation of the IPI (federal VAT) credit-premium assignment (R$ 399 million) and the action for damages arising from the Plano Cruzado involving three contracts for the construction of ships (R$ 79 million). Other contributory factors included estimated impairment losses on assets in Argentina (San Lorenzo Refinery) and the Breitener thermal plant, as well as expenses from the leasing of LNG regasification vessels, which began operating in 3Q-2009

The financial result was negative (R$ 360 million), reflecting the impact of the exchange variation on foreign assets and the increase in the dollar-denominated debt (R$ 319 million).

The higher result from relevant interests (R$ 176 million) was due to provisions for losses on investments in the Pasadena Refinery (R$ 341 million) in 2009.

Minority interest generated a positive impact of R$ 360 million, due to the impact of the exchange variation on SPE debt and the exercise of stock options on certain structured projects, as well as the revision of future inflow from financial leasing operations, both at the end of 2009.

Provision for interest on own capital in the 1Q-2010 provided a R$ 597 million fiscal benefit.

•     EBITDA

EBITDA totaled R$ 15,076 million, 12% up on 1Q-2009, fueled by the increase in the average export price, international sales and higher domestic sales volume. These effects were partially offset by the upturn in unit costs, due to the increased government take, and lower domestic sales prices, caused by the reduction in the price of diesel (15%) and gasoline (5%) in June 2009, in addition to higher operating expenses.

•     Investments

• First-quarter investments totaled R$ 17,753 million, most of which went to increasing future oil and gas production capacity, to the refineries, in order to expand capacity and improve fuel quality, and to the Brazilian gas pipeline network, thereby improving distribution and market service.

3 For further details, see Appendix 2.

1Q-2010 x 4Q-2009 Results

•     Net Income4

Consolidated net income moved up by 4% over 4Q-2009, reflecting higher oil exports and the upturn in the total average sale price, offset by the higher government take. Operating expenses fell by 9%, due to the write-offs of dry and economically unviable wells (R$ 620 million), provisions for impairment losses on E&P assets (R$ 350 million), expenses with institutional relations and cultural projects and unscheduled stoppages (R$ 261 million), which more than offset the constitution of provisions for contingencies for legal processes related to the levying of ICMS-RJ (state VAT) on the P-36 platform (R$ 449 million), the action for damages due to the cancellation of the IPI (federal VAT) credit-premium assignment (R$ 399 million) and the action for damages arising from the Plano Cruzado involving three contracts for the construction of ships (R$ 79 million).

The financial result was negative (R$ 812 million), reflecting the impact of the exchange variation on foreign assets and the increase in the dollar-denominated debt (R$ 790 million).

•     EBITDA

EBITDA increased by 5% over 4Q-2009, reflecting the impact of higher commodity prices on export prices and the sale price of oil products pegged to international prices, as well as higher export volume and the reduction in operating expenses.

4 For further details, see Appendix 3.

RESULTS BY BUSINESS AREA

Petrobras operates in an integrated manner, with the greater part of oil and gas production in the exploration and production area being transferred to other Company areas.

When reporting results per business area, transactions with third parties and transfers between business areas are valued in accordance with the internal transfer prices established between the various areas and assessment methodologies based on market parameters.

EXPLORATION AND PRODUCTION (E&P)

				1st Quarter
	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
4Q-2009		Net Income

5,992	22		7,312	2,501	192

(1Q-2010 x 4Q-2009): The increase in net income was due to:

•     Higher domestic oil sale/transfer prices (4% in US$/bbl);

•     Estimated impairment losses in 4Q-2009 (R$ 550 million);

•     Lower exploration costs (R$187 million), chiefly due to the write-off of dry and economically unviable wells.

These effects were partially offset by the 5% reduction in volume of oil transferred, despite the increase in exports (26%) and provisions for contingencies related to the levying of the ICMS/RJ tax on the P-36 platform (R$ 449 million).

The spread between the average domestic oil sale/transfer price and the average Brent price narrowed from US$ 4.32/bbl in 4Q-2009 to US$ 3.32/bbl in 1Q-2010.

(1Q-2010 x 1Q-2009): The increase in net income reflected higher domestic oil prices (126% in US$/bbl), in turn due to the international market appreciation of "heavy” versus “light” crudes, and the 2% upturn in daily oil and LNG production.

These effects were partially offset by the higher government take and provisions for contingencies related to the levying of the ICMS/RJ tax on the P-36 platform (R$ 449 million).

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$ 12.17/bbl in 1Q-2009 to US$ 3.32/bbl in 1Q-2010.

				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
		Domestic Production (th. barrels/day) (*)

1,993	-	Oil and NGL	1,985	1,952	2
320	(1)	Natural Gas [5]	317	309	3
2,313	-	Total	2,302	2,261	2

(1Q-2010 x 4Q-2009): This variation reflects stable production levels between the two periods.

(1Q-2010 x 1Q-2009): Increased output from the P-51 (Marlim Sul), P-53 (Marlim Leste), FPSO-Cidade de Vitória (Golfinho), FPSO-Espírito Santo (Parque das Conchas) and P-54 (Roncador) platforms more than offset the natural decline in the mature fields.

(*)Unaudited.

5 Excludes liquefied gas and includes re-injected gas.

					1st Quarter
4Q-2009	1Q10 X 4Q09 (%)			2010	2009	2010 X 2009 (%)
			Lifting Cost - country (*)

		US$/barrel:
9.51	(1)	• •	without government participation	9.40	7.82	20
24.74	(4)	• •	with government participation	23.73	14.69	62

		R$/barrel:
16.51	3	• •	without government participation	16.95	17.91	(5)
43.04	2	• •	with government participation	43.82	34.24	28

Lifting Cost Excluding Government Take – US$/barrel

(1Q-2010 x 4Q-2009): Excluding the exchange variation, this indicator remained stable.

(1Q-2010 x 1Q-2009): Excluding the exchange variation, the 2% increase in the lifting cost was caused by higher personnel expenses due to the 2009/2010 collective bargaining agreement, non-recurring interventions in the Marlim field and maintenance in the Campos Basin.

Lifting Cost Including Government Take – US$/barrel

(1Q-2010 x 4Q-2009): Excluding the exchange variation, the lifting cost fell by 3% chiefly due to the decline in the tax rate in the Albacora Leste, Barracuda and Albacora fields, as well as the stable average reference price for local oil, used to determine the government take, which is based on the international price.

(1Q-2010 x 1Q-2009): Excluding the exchange variation, the lifting cost increased by 51%, due to the upturn in the reference price for local oil and the increase in the tax rate in the Marlim Sul and Marlim Leste fields.

(*)Unaudited.

REFINING, TRANSPORTATION & MARKETING

				1st Quarter
	1Q10 X 4Q09 (%)				2010X
4Q-2009		Net Income	2010	2009	2009
					(%)

1,209	(8)		1,116	4,639	(76)

(1Q-2010 x 4Q-2009): The reduction in net income was due to higher oil acquisition/transfer and oil product import costs (Brent went up by 2% in US$/bbl) and the depreciation of the Real against the U.S. dollar (3%).

These effects were partially offset by higher average domestic oil product sale prices (2%), reflecting the behavior of those oil products whose prices are pegged to international prices, and reduced losses from investments in the petrochemical sector (R$ 278 million).

(1Q-2010 x 1Q-2009): The reduction in net income reflected higher oil acquisition/transfer and oil product import costs (Brent, up by 73% in US$/bbl).

These effects were partially offset by the increase in domestic oil product sales volume, chiefly gasoline (24%) and diesel (8%), higher average export prices and the upturn in the domestic price of those oil products whose prices are pegged to international prices, despite the reduction in the price of diesel (15%) and gasoline (5%) in June 2009.

				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
		Imports and exports (th. barrels/day) (*)

373	(7)	Crude oil imports	347	426	(19)
139	97	Oil products imports	274	140	96
512	21	Import of crude oil and oil products	621	566	10
462	20	Crude oil exports [7]	555	451	23
215	(11)	Oil products exports	192	215	(11)
677	10	Export of crude oil and oil products [6]	747	666	12
165	(24)	Net exports (imports) crude oil and oil products	126	100	26
4	50	Other imports	6	4	50
4	(50)	Other exports [6]	2	1	100

(1Q-2010 x 4Q-2009): The upturn in oil exports was caused by increased supply due to scheduled stoppages in distillation units in 1Q-2010, especially in Replan.

Oil product imports reflected higher demand for S-50 diesel, due to the agreement to increase the product’s availability in metropolitan areas, and for gasoline, thanks to the ethanol shortage in 1Q-2010.

(1Q-2010 x 1Q-2009): The increase in exports was caused by higher output and increased supply due to scheduled stoppages in distillation units in 1Q-2010, especially in Replan.

The upturn in imports reflected growing demand for oil products as a result of the economic recovery, led by diesel, thanks to the bringing forward of the grain harvest and the works associated with the Growth Acceleration Program (PAC), and gasoline, whose consumption moved up substantially due to the ethanol shortage in 1Q-2010.

(*)Unaudited.
6 Export volumes of oil and oil products include ongoing exports.
7 Includes oil exports by the Refining, Transportation & Marketing and E&P business areas.

				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
		Output Oil products (th. barrels/day) (*)

1,867	(5)	Output Oil products	1,765	1,771	-
1,942	-	Primary Processed Installed Capacity[8]	1,942	1,942	-
94	(4)	Use of Installed Capacity (%)	90	91	(1)
78	3	Domestic crude as % of total feedstock processed	80	80	-

				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
		Processed Feedstock – Domestic (Th. barrels/day) (*)

1,833	(5)		1,738	1,759	(1)

(1Q-2010 x 4Q-2009): The downturn was caused by the higher number of scheduled stoppages in distillation units, especially in Replan.

(1Q-2010 x 1Q-2009): The reduction was caused by the increased number of scheduled stoppages in distillation units.

				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
		Refining Cost – Domestic (*)

3.76	(3)	Refining Cost (US$/barrel)	3.64	2.58	41

6.54	-	Refining Cost (R$/barrel)	6.52	5.88	11

(1Q-2010 x 4Q-2009): Excluding the exchange variation, refinery costs in dollars remained flat over the previous quarter.

(1Q-2010 x 1Q-2009): Excluding the exchange variation, these costs climbed by 13%, due to higher expenses with personnel and third-party maintenance services.

(*)Unaudited.
8 According to the ownership recognized by the ANP.

GAS & POWER

				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
		Net Income

163	98		323	(142)	327

(1Q-2010 x 4Q-2009): The upturn in net income was due to the R$ 175 million increase in costs in 4Q-2009, related to the addendum to the agreement for the supply of natural gas from Bolivia, as well as higher gas sales volume.

Another contributing factor was the signing of new Energy Auction contracts in the regulated contracting environment, and higher energy sales volume in the free contracting environment, in addition to costs from scheduled stoppages in 4Q-2009.

These factors were partially offset by the increase in selling expenses with LNG regasification vessels and provisions for impairment losses.

(1Q-2010 x 1Q-2009): The year-on-year improvement was due to the following factors:

•     Increased fixed revenue from energy auctions (regulated contracting environment);

•     Higher energy sales (free contracting environment);

•     Increased hydroelectric reservoir levels, reducing the average energy acquisition cost and increasing sales margins;

•     The reduction in natural gas import/transfer costs, in line with the behavior of international prices.

These effects were partially offset by the increase in selling expenses with LNG regasification vessels and provisions for impairment losses (R$ 80 million).

				1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
		Gas Imports (Th. barrels/day) (*)

134	14		152	126	21

(*)Unaudited.

DISTRIBUTION

				1st Quarter
	1Q10 X 4Q09 (%)		2010	2009	2010 X 2009 (%)
4Q-2009		Net Income

303	19		362	227	59

(1Q-2010 x 4Q-2009): The increase in net income was due to lower expenses from: i) the 2009/2010 collective bargaining agreement (R$ 32 million); ii) institutional relations and sales promotions (R$ 50 million); and iii) losses from uncollectable trade notes (R$ 21 million).

These factors were partially offset by the 6% reduction in sales volume.

The segment recorded a 39.5% share of the fuel distribution market in 1Q-2010, versus 38.6% in the previous quarter.

(1Q-2010 x 1Q-2009): The year-on-year upturn in net income was due to the 14% increase in sales margins and the 9% growth in sales volume, despite the consequent increase in SG&A expenses (R$ 95 million).

The Company’s share of the fuel distribution market climbed from 38.8% in 1Q-2009 to 39.5% in 1Q-2010.

INTERNATIONAL MARKET

				1st Quarter
	1Q10 X				2010X
4Q-2009	4Q09	Net Income	2010	2009	2009
	(%)				(%)
(141)	(417)		447	(338)	(232)

(1Q-2010 x 4Q-2009): The upturn in net income caused by higher sales prices in 1Q-2010, which pushed up gross profit (R$ 85 million), as well as the reduction in write-offs of dry and economically unviable wells (R$ 321 million), and lower exploration costs (R$ 105 million).

(1Q-2010 x 1Q-2009): The main events impacting the 1Q10 result were:

•    Increased gross profit (R$ 537 million), due to the recovery of commodity prices and higher E&P activities as a result of the operational start-up of the Akpo field in Nigeria in March 2009; and

•    The constitution of provisions for losses on investments in the USA (R$ 341 million) in 1Q-2009.

				1st Quarter
	1Q10 X				2010X
4Q-2009	4Q09	Intenational Production (th. barrels/day) (*)	2010	2009	2009
	(%)				(%)

		Consolidated - International Production
143	(1)	Oil and NGL	142	114	25
96	(1)	Natural Gas [9]	95	95	-
239	(1)	Total	237	209	13
9	(11)	Non Consolidated - Internacional Production [10]	8	12	(33)
248	(1)	Total International Production	245	221	11

(1Q-2010 x 4Q-2009): Consolidated international oil, gas and LNG production remained stable over the previous quarter.

(1Q-2010 x 1Q-2009): Consolidated international oil and LNG production moved up due to the start-up of the Akpo field, in Nigeria, in March/09, offset by the reduction in Argentina due to the decline in output from the mature fields in the Neuquina Basin.

(*)Unaudited.
9 Excludes liquefied gas and includes re-injected gas.
10 Non-consolidated companies in Venezuela.

				1st Quarter
	1Q10 X	Lifting Cost - International (US$/barrel) (*)			2010X
4Q-2009	4Q09		2010	2009	2009
	(%)				(%)
6.49	(15)		5.50	4.41 [11]	25

(1Q-2010 x 4Q-2009): Lower expenses in the Akpo field, in Nigeria, due to the improved operating performance in 1Q-2010, together with lower expenses from third-party services in Argentina and more efficient cost controls in the Tibu field in Colombia.

(1Q-2010 x 1Q-2009): Higher expenses in Nigeria, due to the March 2009 start-up of production in the Akpo field, whose operating costs are higher than in the other fields abroad, together with higher costs from third-party services in Argentina, caused by contractual price adjustments and pay rises.

				1st Quarter
	1Q10 X	Processed feedstock – International (th. barrels/day) (*)			2010X
4Q-2009	4Q09		2010	2009	2009
	(%)				(%)
205	3		212	198	7

(1Q-2010 x 4Q-2009): In 1Q-2010, the feedstock processed by refineries abroad climbed by 3%, due to increased refining in Argentina as a result of improved market conditions in 2010.

(1Q-2010 x 1Q-2009): Processed feedstock increased by 7%, due to the improved operating performance of the U.S. refinery, thanks to scheduled and unscheduled stoppages in 2009.

				1st Quarter
	1Q10 X	Oil Products – International (*)			2010X
4Q-2009	4Q09		2010	2009	2009
	(%)				(%)
		(th. barrels/day)
220	2	Output Oil products	225	220	2
281	-	Primary Processed Installed Capacity(1)	281	281	-
68	5	Use of Installed Capacity (%)	73	69	4

				1st Quarter
	1Q10 X	Refining Cost – International (US$/barrel) (*)			2010X
4Q-2009	4Q09		2010	2009	2009
	(%)				(%)
3.07	8		3.32	4.69 [12]	(29)

(1Q-2010 x 4Q-2009): Increased costs from third-party services in the U.S. as a result of higher expenses from projects and the scheduled stoppage, partially offset by the higher volume of total processed feedstock in the period.

(1Q-2010 x 1Q-2009): Reduced expenses from the scheduled stoppage and repairs, combined with the increased volume of processed feedstock at the Pasadena refinery (USA).

(*)Unaudited.
11 Revisions to the lifting cost of the Nigeria unit.
12 Revisions to the CTOR in the Japnese refinery.

Sales Volume – thousand barrels/day (*)

				1st Quarter
	1Q10 X				2010X
4Q-2009	4Q09		2010	2009	2009
	(%)				(%)
782	(6)	Diesel	733	652	12
366	12	Gasoline	410	328	25
100	4	Fuel Oil	104	103	1
161	(7)	Nafta	149	152	(2)
212	(4)	GLP	203	195	4
82	2	QAV	84	73	15
166	1	Other	168	111	51
1,869	(1)	Total Oil	1,851	1,614	15
106	(24)	ProductsAlcohol, Nitrogens, Biodiesel and other	81	84	(4)
247	4	Natural Gas	257	223	15
2,222	(1)	Total domestic market	2,189	1,921	14
682	10	Exports	749	667	12
490	16	International Sales	569	693	(18)
1,172	12	Total international market	1,318	1,360	(3)
3,394	3	Total	3,507	3,281	7

First-quarter domestic sales increased by 14% over 1Q-2009, reflecting sales of the following products:

•    Diesel oil (increase of 12%) – due to the recovery of the economy, higher grain production and increased investments in infrastructure.

•    Gasoline (increase of 25%) – due to the higher utilization of flex-fuel vehicles, as a result of the ethanol shortage at the beginning of 2010, the reduction in the ratio of anhydrous ethanol in the gasoline mix in February 2010, and higher family consumption.

Increased production combined with higher supply due to scheduled stoppages in the refineries in 1Q-2010 pushed oil exports up by 12%.

International sales declined by 18%, chiefly as a result of the 2009 sale of inventories formed in 2008.

Corporate Overhead (US$ million) (*)

			1st Quarter
	1Q10 X			2010X
4Q-2009	4Q09	2010	2009	2009
	(%)			(%)
799	(19)	651	478	36

(1Q-2010 x 4Q-2009): Excluding the exchange variation, corporate overhead decreased by 15% over the previous quarter, due to lower expenses with sponsorship, marketing, personnel and data-processing.

(1Q-2010 x 1Q-2009): Excluding the exchange variation, corporate overhead climbed by 10%, due to higher personnel and rent expenses.

(*)Unaudited.

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners.

R$ million
	1st Quarter
	2010	%	2009	%	Δ %
• Own Investments	16,707	94	12,889	90	30
Exploration & Production	7,778	44	7,122	50	9
Supply	5,262	30	2,838	20	85
Gas and Energy	1,629	9	1,447	10	13
International (1)	1,467	8	1,012	7	45
Distribution	116	1	104	1	12
Corporate	455	2	366	2	24
• Special Purpose Companies (SPCs) (2)	1,046	6	1,132	8	(8)
• Projects under Negotiation	-	-	359	2	-
Total Investments	17,753	100	14,380	100	23

(1) International	1,467	100	1,012	100	45
Exploration & Production	1,398	96	877	87	59
Supply	32	2	71	7	(55)
Gas and Energy	19	1	54	5	(65)
Distribution	12	1	3	-	300
Other	6	-	7	1	(14)

(2) Projects Developed by SPCs	1,046	100	1,132	100	(8)
Exploration & Production	150	14	211	19	(29)
Supply	157	15	156	14	1
Gas and Energy	739	71	765	67	(3)

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire of oil and gas exploration, development and production rights. Currently the Company is a member of 101 consortiums, of which it operates 69.

Consolidated Debt13

		R$ million
	03.31.2010	12.31.2009%
Short-term Debt [14]	20,695	15,556	33
Long-term Debt [14]	87,502	85,341	3
Total	108,197	100,897	7
Cash and cash equivalents	26,951	29,034	(7)
Net Debt[15]	81,246	71,863	13
Net Debt/(Net Debt + Shareholder's Equity) [14]	32%	30%	2
Total Net Liabilities[16]	339,047	321,273	6
Capital Structure
(third parties net / total liabilities net)	50%	49%	1

		US$ million
	03.31.2010	12.31.2009%
Short-term Debt	11,620	8,934	30
Long-term Debt	49,131	49,013	-
Total	60,751	57,947	5
Net Debt	45,618	41,272	11

The net debt of the Petrobras System increased by 13% over December 31, 2009, due to funding operations to finance the intensive investment program.

The level of indebtedness, measured by the net debt/EBITDA ratio, increased from 1.21 on December 31, 2009, to 1.35 on March 31, 2009. The portion of the capital structure represented by third parties was 50%.

13 For further details, see Appendix 6.
14 Includes contractual commitments related to the transfer of benefits, risks and control of goods (R$ 704 million on March 31, 2010 and R$ 739 million on December 31, 2009).
15 Total Debt (-) Cash and Cash Equivalents
16 Total Liabilities net from cash/financial investments

Income Statement – Consolidated

R$ million
		1st Quarter
4Q-2009		2010	2009

60,866	Gross Operating Revenues	63,324	53,636
(13,170)	Sales Deductions	(12,912)	(11,006)
47,696	Net Operating Revenues	50,412	42,630
(29,572)	Cost of Goods Sold	(31,102)	(25,815)
18,124	Gross profit	19,310	16,815
	Operating Expenses
(1,786)	Sales	(2,072)	(1,865)
(1,858)	General and Administratives	(1,829)	(1,749)
(1,623)	Exploratory Cost	(1,003)	(934)
(544)	Losses on recovery of assets	(194)	-
(243)	Research & Development	(391)	(336)
(223)	Taxes	(153)	(151)
(342)	Pension and Health Plan	(408)	(371)
(1,847)	Other	(1,643)	(1,062)
(8,466)		(7,693)	(6,468)
	Operating Income befor Financial Result and Participation in
9,658	Equity Income	11,617	10,347
	Net Financial Expenses
911	Income	760	786
(1,256)	Expenses	(884)	(652)
538	Net Monetary Variation	(571)	(117)
(82)	Net Exchange Variation	(6)	(358)
111		(701)	(341)
(8,355)		(8,394)	(6,809)
(422)	Participation in Equity Income	(179)	(355)
9,347	Operating Profit	10,737	9,651
(2,177)	Income Tax & Social Contribution	(2,940)	(2,929)
7,170	Net Income	7,797	6,722
268	Income attributable to minority interests	(71)	(431)
7,438	Net Income attributable to shareholders of Petrobras	7,726	6,291

Balance Sheet – Consolidated

Assets	R$ million
	03.31.2010	12.31.2009
Current Assets	74,459	74,374
Cash and Cash Equivalents	26,951	29,034
Accounts Receivable	16,200	14,062
Inventories	20,031	19,448
Marketable Securities	256	124
Taxes Recoverable	6,546	7,023
Other	4,475	4,683

Non Current Assets	291,539	275,933
Long-term Assets	37,083	34,923
Petroleum & Alcohol Account	817	817
Marketable Securities	4,726	4,639
Deferred Taxes and Social Contribution	18,221	16,231
Prepaid Expenses	1,448	1,432
Accounts Receivable	3,156	3,288
Deposits - Legal Matters	2,123	1,989
Other	6,592	6,527
Investments	5,677	5,660
Fixed Assets	240,385	227,079
Intangible	8,394	8,271

Total Assets	365,998	350,307

Liabilities	R$ million
	03.31.2010	12.31.2009
Current Liabilities	60,148	54,829
Short-term Debt	20,335	15,166
Suppliers	16,191	17,082
Taxes and Social Contribution	9,842	10,590
Project Finance	274	212
Pension and Health Plan	1,253	1,208
Dividends	3,984	2,333
Salaries, Benefits and Charges	2,230	2,304
Other	6,039	5,934
Non Current Liabilities	132,618	128,364
Long-term Debt	87,158	84,992
Pension Plan	4,049	3,956
Health Plan	10,478	10,208
Deferred Taxes and Social Contribution	21,289	20,458
Provision for well abandonment	4,701	4,791
Deferred Income	112	231
Other	4,831	3,728
Shareholders’ Equity	170,299	164,204
Capital Stock	78,967	78,967
Reserves/Net Income	91,332	85,237
Minority Interest	2,933	2,910
Total Liabilities	365,998	350,307

Statement of Cash Flow – Consolidated

R$ million
		1st Quarter
4Q-2009		2010	2009
7,438	Net Income	7,726	6,291
6,262	(+) Adjustments	1,950	6,112
4,115	Depreciation & Amortization	3,265	3,159
110	Charges on Financing and Connected Companies	1,116	164
(268)	Minority interest	71	431
421	Result of Equity Income	179	355
1,601	Income Tax and deffered contributions	(446)	540
(895)	Inventory Variation	(563)	1,820
(26)	Accounts Receivable Variation	(2,062)	142
1,552	Supplier Variation	(837)	(1,000)
205	Pension and Health Plan Variation	600	265
(2,331)	Tax Variation	(1,077)	336
1,244	Write-off of dry wells	632	562
593	Impairment	310	244
(59)	Other Adjustments	762	(906)
13,700	(=) Cash Generated by Operating Activities	9,676	12,403
(19,658)	(-) Cash used in Investment Activities	(16,013)	(14,427)
(8,100)	Investment in E&P	(7,286)	(7,035)
(6,267)	Investment in Refining and Transportation	(4,934)	(4,190)
(3,377)	Investment in Gas and Energy	(2,294)	(1,816)
(222)	Investiments in Distribution	(90)	(102)
(1,158)	Investment in International Segment	(1,395)	(951)
(534)	Other investments	(14)	(333)
(5,958)	(=) Free cash flow	(6,337)	(2,024)
4,475	(-) Cash used in Financing Activities	4,188	5,599
10,080	Financing	4,212	5,610
(5,605)	Dividends	(24)	(11)
207	(+) FX effect in cash and cash equivalents	66	102
(1,276)	(=) Cash generated in the period	(2,083)	3,677
30,310	Cash at the Beginning of Period	29,034	16,099
29,034	Cash at the End of Period	26,951	19,776

Statement of Added Value – Consolidated

	R$ million
	1st Quarter
	2010	2009
Revenue
Sale of products and services [17]	64,485	54,439
Assets construction	16,136	11,559
	80,621	65,998
Materials acquisitions from third parties
Raw Materials Used	(9,738)	(8,491)
Products for Resale	(9,114)	(5,076)
Energy, Services & Other	(16,698)	(15,033)
Tax	(5,322)	(3,876)
Impairment	(310)	(244)
	(41,182)	(32,720)
Gross Added Value	39,439	33,278

Retentions
Depreciation & Amortization	(3,265)	(3,159)
Net Added Value produced by company	36,174	30,119

Added Value Received
Equity Income Result	(179)	(355)
Financial Revenue - including monetary and exchange variation	760	786
Rent and Royalties and other	335	661
	916	1,092
Added Value to Distribute	37,090	31,211

Distribution of Added Value

Personnel and administratives
Salaries/Sharing Profit
Salaries	2,910	2,396
Benefits
Advantages	175	177
Health, Retirement and Pension Plan	758	595
FGTS	192	175
	4,035	3,343
Tax
Federal Government	13,016	10,359
States	6,098	5,772
Municipal	60	46
Foreign states	1,341	1,275
	20,515	17,452
Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variation	2,576	1,204
Rent and freight expenses	2,167	2,490
	4,743	3,694
Shareholders
Interest on Own Capital	1,755	-
Minority Interest	71	431
Retained Earnings	5,971	6,291
	7,797	6,722
Distributed Added Value	37,090	31,211

17 Net of provisions for Doubtful Accounts.

Consolidated Statement by Business Area18 19 - Jan- Mar 2010

	R$ MILLION
			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	23,389	41,274	3,083	15,300	5,840	-	(38,474)	50,412
Intersegments	23,276	13,491	326	328	1,053	-	(38,474)	-
Third Parties	113	27,783	2,757	14,972	4,787	-	-	50,412
Cost of Goods Sold	(10,403)	(37,992)	(1,782)	(13,962)	(4,503)	-	37,540	(31,102)
Gross Profit	12,986	3,282	1,301	1,338	1,337	-	(934)	19,310
Operating Expenses	(1,926)	(1,412)	(743)	(772)	(640)	(2,266)	66	(7,693)
Sales, General & Administrative	(162)	(1,251)	(473)	(797)	(401)	(864)	47	(3,901)
Taxes	(13)	(25)	(11)	(8)	(42)	(54)	-	(153)
Exploratory Costs	(876)	-	-	-	(127)	-	-	(1,003)
Loss on recovery assets	-	-	(80)	-	(114)	-	-	(194)
Research & Development	(203)	(63)	(17)	(2)	(1)	(105)	-	(391)
Health and Pension Plans	-	-	-	-	-	(408)	-	(408)
Other	(672)	(73)	(162)	35	45	(835)	19	(1,643)
Operating Profit (Loss)	11,060	1,870	558	566	697	(2,266)	(868)	11,617
Net of Interest Income (Expenses)	-	-	-	-	-	(701)	-	(701)
Equity Income	-	(103)	(38)	(12)	(5)	(21)	-	(179)

Income (Loss) Before Taxes and Minority Interests	11,060	1,767	520	554	692	(2,988)	(868)	10,737
Income Tax & Social Contribution	(3,761)	(636)	(189)	(192)	(184)	1,726	296	(2,940)
Minority Interests	13	(15)	(8)	-	(61)	-	-	(71)
Net Income (Loss)	7,312	1,116	323	362	447	(1,262)	(572)	7,726

Consolidated Statement by Business Area 18 19 - Jan- Mar 2010

			R$ MILLION
			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Net Operating Revenues	13,903	34,199	3,259	13,858	4,640	-	(27,229)	42,630
Intersegments	13,556	12,289	545	465	374	-	(27,229)	-
Third Parties	347	21,910	2,714	13,393	4,266	-	-	42,630
Cost of Goods Sold	(8,793)	(25,483)	(2,884)	(12,784)	(3,840)	-	27,969	(25,815)
Gross Profit	5,110	8,716	375	1,074	800	-	740	16,815
Operating Expenses	(1,352)	(1,516)	(495)	(687)	(752)	(1,732)	66	(6,468)
Sales, General & Administrative	(182)	(1,268)	(246)	(702)	(477)	(805)	66	(3,614)
Taxes	(20)	(27)	(22)	(6)	(30)	(46)	-	(151)
Exploratory Costs	(781)	-	-	-	(153)	-	-	(934)
Research & Development	(149)	(80)	(8)	(4)	(1)	(94)	-	(336)
Health and Pension Plan	-	-	-	-	-	(371)	-	(371)
Other	(220)	(141)	(219)	25	(91)	(416)	-	(1,062)
Operating Profit (Loss)	3,758	7,200	(120)	387	48	(1,732)	806	10,347
Net of Interest Income (Expenses)	-	-	-	-	-	(341)	-	(341)
Equity Income	-	(38)	58	(28)	(335)	(12)	-	(355)

Income (Loss) Before Taxes and Minority Interests	3,758	7,162	(62)	359	(287)	(2,085)	806	9,651
Income Tax & Social Contribution	(1,277)	(2,449)	41	(132)	(28)	1,189	(273)	(2,929)
Minority Interest	20	(74)	(121)	-	(23)	(233)	-	(431)
Net Income (Loss)	2,501	4,639	(142)	227	(338)	(1,129)	533	6,291
1617

18 Biofuel results are included in the corporate group.
19 The segmented information for 2010 and 2009 was prepared considering the changes to the business areas, due to the transfer of management of the Fertilizer business from Refining, Transportation & Marketing to Gas & Power.

EBITDA20 Consolidated Statement by Business Area - Jan - Mar 2010 21, 22

			R$ MILLION
			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Operating Profit	11,060	1,870	558	566	697	(2,266)	(868)	11,617
Depreciation / Amortization	2.005	354	239	89	448	130	-	3.265
Impairment	-	-	80	-	114	-	-	194
EBITDA	13,065	2,224	877	655	1,259	(2,136)	(868)	15,076

Statement of Other Operating Income (Expenses) - Jan-Mar 2010 21, 22

			R$ MILLION
			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Losses and Contingencies related to Lawsuit	(460)	(10)	(8)	(8)	(6)	(538)	-	(1,030)
Institutional relations and cultural projects	(16)	(10)	(5)	(9)	-	(192)	-	(232)
Operational expenses with thermoelectric	-	-	(158)	-	-	-	-	(158)
Non programmed stoppages in installations
and production equipment	(92)	(6)	(24)	-	-	-	-	(122)
Inventory adjustment	-	(17)	-	-	(100)	-	-	(117)
HSE Expenses	(21)	(12)	(1)	-	-	(50)	-	(84)
Incentive, Donations and Governamental
Subvention	29	157	5	-	-	-	-	191
Others	(112)	(175)	29	52	151	(55)	19	(91)
	(672)	(73)	(162)	35	45	(835)	19	(1,643)

Statement of Other Operating Income (Expenses) - Jan-Mar 2009 21, 22

			R$ MILLION
			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Losses and Contingencies related to Lawsuit	(10)	(19)	-	(15)	(7)	(27)		(78)
Institutional relations and cultural projects	(18)	(6)	(3)	(5)	-	(159)		(191)
Operational expenses with thermoelectric	-	-	(177)	-	-	-		(177)
Non programmed stoppages in installations
and production equipment	(78)	(10)	(30)	-	-	-		(118)
Inventory adjustment	-	(117)	-	-	(113)	(14)		(244)
HSE Expenses	(18)	(9)	(1)	-	-	(54)		(82)
Incentive, Donations and Governamental
Subvention	-	103	5	-	-	-		108
Others	(96)	(83)	(13)	45	29	(162)		(280)
	(220)	(141)	(219)	25	(91)	(416)		(1,062)

20 Operating income before the financial result and equity income, excluding depreciation/amortization.
21 Biofuel results are included in the corporate group.
22The segmented information for 2010 and 2009 was prepared considering the changes to the business areas, due to the transfer of management of the Fertilizer business from Refining, Transportation & Marketing to Gas & Power.

Consolidated Assets by Business Area 23 24 - 03.31.2010

			R$ MILLION
			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	138,732	94,425	45,507	11,064	30,462	57,353	(11,545)	365,998
CURRENT ASSETS	7,233	30,041	4,095	5,841	5,373	32,131	(10,255)	74,459
CASH AND CASH EQUIVALENTS	-	-	-	-	-	26,951	-	26,951
OTHER	7,233	30,041	4,095	5,841	5,373	5,180	(10,255)	47,508
NON-CURRENT ASSETS	131,499	64,384	41,412	5,223	25,089	25,222	(1,290)	291,539
LONG-TERM ASSETS	8,161	4,386	2,975	988	2,849	19,014	(1,290)	37,083
INVESTIMENTS	-	3,257	363	14	1,893	150	-	5,677
PROPERTY, PLANTS AND EQUIPMENT	121,579	56,484	36,905	3,529	16,875	5,013	-	240,385
INTANGIBLE	1,759	257	1,169	692	3,472	1,045	-	8,394

Consolidated Assets by Business Area 23 24 - 12.31.2009

			R$ MILLION
			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	132,171	87,853	44,939	10,950	28,378	56,555	(10,540)	350,306
CURRENT ASSETS	6,515	27,412	5,076	5,668	5,128	33,989	(9,415)	74,373
CASH AND CASH EQUIVALENTS	-	-	-	-	-	29,034	-	29,034
OTHER	6,515	27,412	5,076	5,668	5,128	4,955	(9,415)	45,339
NON-CURRENT ASSETS	125,656	60,441	39,863	5,282	23,250	22,566	(1,125)	275,933
LONG-TERM ASSETS	7,487	4,387	2,815	1,060	2,776	17,523	(1,125)	34,923
INVESTIMENTS	-	3,330	273	25	1,882	150	-	5,660
PROPERTY, PLANTS AND EQUIPMENT	116,369	52,456	35,666	3,503	15,252	3,833	-	227,079
INTANGIBLE	1,800	268	1,109	694	3,340	1,060	-	8,271

23 The segmented information for 2010 and 2009 was prepared considering the changes to the business areas, due to the transfer of management of the Fertilizer business from Refining, Transportation & Marketing to Gas & Power.
24 Biofuel results are included in the corporate group.

Consolidated Results by International Business Area - Jan-Mar 2010

	R$ MILLION
	INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

ASSETS	21,303	5,175	3,536	1,243	4,015	(4,810)	30,462

Income Statement
Net Operating Revenues	1,498	3,100	566	1,618	-	(942)	5,840
Intersegments	1,183	704	101	18	-	(953)	1,053
Third Parties	315	2,396	465	1,600	-	11	4,787
Operating Profit (Loss)	673	(68)	118	62	(74)	(14)	697
Net Income (Loss)	483	(62)	68	59	(87)	(14)	447

Consolidated Results by International Business Area

	R$ MILLION
	INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

ASSETS (12.31.2009)	19,950	5,068	3,470	1,163	3,910	(5,183)	28,378
Income Statement - Jan-Mar/2009
Net Operating Revenues	1,123	2,799	600	1,146	3	(1,031)	4,640
Intersegments	644	639	91	31	-	(1,031)	374
Third Parties	479	2,160	509	1,115	3	-	4,266
Operating Profit (Loss)	195	(188)	86	60	(197)	92	48
Net Income (Loss)	13	(540)	72	61	(36)	92	(338)

Income Statement – Parent Company

R$ million
		1st Quarter
4Q-2009		2010	2009

45,924	Gross Operating Revenues	48,247	39,983
(11,315)	Sales Deductions	(11,295)	(9,511)
34,609	Net Operating Revenues	36,952	30,472
(20,578)	Cost of Products Sold	(21,342)	(17,224)
14,031	Gross Profit	15,610	13,248
	Operating Expenses
(1,402)	Sales	(1,750)	(1,704)
(1,240)	General & Administrative	(1,225)	(1,135)
(1,063)	Exploratory Cost	(876)	(781)
(550)	Impairment	-	-
(240)	Research & Development	(380)	(332)
(63)	Taxes	(81)	(67)
(324)	Health and Pension Plans	(384)	(350)
(1,789)	Other	(1,826)	(1,250)
(6,671)		(6,522)	(5,619)
7,360	Operating Income before Financial Result and Participation in Equity Income	9,088	7,629
	Net Financial
1,153	Income	912	1,728
(583)	Expenses	(1,026)	(1,349)
262	Net Monetary Variation	(219)	(136)
(487)	Net Exchange Variation	448	(547)
345		115	(304)
(6,326)		(6,407)	(5,923)
1,119	Paticipation in Equity Income	993	1,341
8,824	Operating Income	10,196	8,666
(1,397)	Income Tax / Social Contribution	(2,505)	(2,385)
7,427	Net Income	7,691	6,281

Balance Sheet – Parent Company

Assets	R$ million
	03.31.2010	12.31.2009
Current Assets	60,732	54,076
Cash and Cash Equivalents	17,522	16,798
Marketable Securities	2,861	1,718
Accounts Receivable	16,246	12,844
Advances to Suppliers	1,583	1,750
Inventories	15,111	14,437
Dividends Receivable	1,552	780
Taxes Recoverable	4,044	4,049
Other	1,813	1,700
Non-current Assets	274,482	265,976
Long-term Assets	73,724	73,467
Oil & Alcohol Account	817	817
Subsidiaries and affiliated companies	49,155	48,889
Structured Projects	923	2,330
Advances to Suppliers	1,724	1,900
Marketable Securities	4,335	4,180
Taxes & Social Contribution Payable	13,182	11,640
Judicial Deposits	1,731	1,691
Anticipated Expenses	819	830
Other	1,038	1,190
Investments	39,751	39,373
Property, plant and equipment	157,418	149,447
Intangible	3,154	3,216
Deferred	435	473
Total Assets	335,214	320,052

Liabilities	R$ million
	03.31.2010	12.31.2009
Current Liabilities	84,646	79,074
Short-term Debt	8,863	3,123
Risk and assets control	2,523	3,557
Suppliers	38,893	41,519
Taxes & Social Contribution Payable	8,038	8,268
Dividends / Interest on Own Capital	3,984	2,333
Structured Projects	413	351
Health and Pension Plan	1,183	1,123
Clients Anticipation	283	134
Receivable Cash Flow	16,438	14,318
Other	4,028	4,348
Long-term Liabilities	79,600	76,070
Long-term Debt	26,554	26,004
Risk and assets control	11,849	10,904
Subsidiaries and affiliated companies	665	905
Pension plan	3,664	3,612
Health Care Benefits	9,784	9,535
Deferred Taxes & Social Contribution	17,762	16,855
Provision for abandonment	4,405	4,419
Other	4,917	3,836
Shareholders' Equity	170,968	164,908
Capital	78,967	78,967
Capital Reserves	92,001	85,941
Total Liabilities	335,214	320,052

1. Adoption of international financial reporting standards

The Company prepared its opening balance with January 1, 2009 as the transition date for the mandatory exceptions to and certain optional exemptions from the retroactive application of IFRS, in accordance with CPC 37 – Initial Adoption of International Accounting Standards.

We present below a summary of those procedures that resulted in changes to the Company’s financial statements:

a) Exchange variations registered in a specific equity account

The Company adopted CPC 02 – Changes in foreign exchange rates and the conversion of financial statements (IAS 21) in fiscal year 2008. Nevertheless, as January 1, 2009 was considered as the date of the opening balance, the balance of accrued conversion adjustments existing on December 31, 2008 was transferred to accrued earnings in order to comply with IFRS exemption 1 of not having to calculate the retroactive impact of exchange variations on investments in subsidiaries and associated companies whose functional currency differs from that of the parent company.

b) Capitalization of borrowing costs

The capitalization of financial costs was previously limited to interest on loans/financings, whose contracts specified the allocation of the resulting funds to a specific asset (specific loans/financings). With the adoption of CPC 20, the following processes were implemented:· specific loans/financings: the Company capitalized all specific borrowing costs, subtracting any financial revenue from the temporary investment of the funds raised;· other loans/financings: the Company capitalized interest at a rate equivalent to the weighted average cost of said loans/financings in the period.

c) Business combinations

The negative goodwill resulting from the acquisition of interests in which the amount paid was lower than the economic value of the investments will be booked as gains from bargain purchases.

With the adoption of CPC 15/IFRS 3, the balance of negative goodwill calculated and booked under investments, in accordance with the previously adopted accounting practices, was transferred to accrued earnings.

d) Provisions for abandonment of wells and dismantling of areas

The balance of the provision for abandonment of wells and dismantling of areas was adjusted to comply with CPC 26/ICPC 12/IAS 37/IFRIC 1 to reflect the changes in discount rates between periods. This provision was previously booked without revision between periods due to changes in the current discount rate.

e) Post-retirement benefits

Actuarial gains and losses, previously classified under the Pension and Health Plan accounts, were recognized under accrued earnings or losses on January 1, 2009, in accordance with CPC 33/IAS19;

f) Deferred revenue and expenses

Law 11,941/09 eliminated deferred assets, enabling the maintenance of the balance of December 31, 2008, which will continue to be amortized, in up to 10 years, subject to an impairment test, which was adopted by the Company in the individual financial statements, in accordance with CPC 43.

In accordance with IFRS, pre-operating gains and expenses should be recorded under revenue and expenses, respectively, when incurred. With the adoption of IFRS, the Company recognized R$ 3,470 million under accrued earnings in the consolidated balance sheet.

g) Public service concessions.

The Company exercises joint control over state gas distributors whose results are consolidated proportionally to the interest it holds in their capital stock. These distributors operate under concession regimes and their activities meet the requirements of ICPC 01/IFRIC 12. Consequently, the rights presented as part of these companies’ fixed assets began to be recognized as intangible assets in the consolidated financial statements.

In addition, with the initial adoption of CPC/IFRS, the Company adjusted Petrobras’ consolidated and individual financial statements in relation to the useful life of assets.

h) Useful life of assets.

In accordance with CPC 27 – Fixed Assets (IAS 16) and ICPC 10, the Company revised the economically useful life of assets related to the Refining, Transportation & Marketing segment and to the thermal plants in the Gas & Power segment, based on reports from independent appraisers, resulting in the following rate adjustments:

Useful life	Before IFRS	After IFRS
Refining equipments	10 years	4 to 31 years (average of 20 years)
Pipelines	10 years	31 years
Tanks	10 years	26 years
Thermoelectric plant	20 years	10 to 33,3 years (average of 23 years)

These alterations were treated as changes to accounting estimates, in accordance with CPC 27 and, therefore, their effects were recognized as of 2010, i.e., prospectively, in accordance with CPC 23 – Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8).

Effects of the adoption of international financial reporting standards on the consolidated opening balance on January 1, 2009

	Balance as released	Business combinations	Forecast for abandonment	Post-employment benefits	Deferred expenses and revenue	Deferred taxes	Consolidated Inclusion Proportional of CIESA (25)	Other	PL SPES	Reclassifications	Balance adjusted to the IFRS

01.01.2009

Currente Asset	63,575	-	-	-	(48)	-	289	-		(1,725)	62,091
RLP Asset	21,255	-	-	-	-	989	117	(1)		6,771	29,131
Investiments	5,106	756	-	-	(188)	-	-	-		-	5,674
Property, equipment and plant	190,754	-	109	-	-	-	278	(62)		(5,386)	185,693
Intangible	8,003	-	-	-	-	-	1,014	-		575	9,592
Deferred	3,470	-	-	-	(3,235)	-	-	-		(235)	-
	292,163	756	109	-	(3,471)	989	1,698	(63)		-	292,181

Current Liabilities	62,557	-	-	-	-	-	487	(616)	76	(4,187)	58,317
Non current liabilities	88,588	(60)	(1,164)	(572)	(1,004)	26	819	(107)	176	4,187	90,889

Parent Company Participatiion	138,365	816	1,273	580	(1,036)	611	45	45		-	140,699
Minority Interest	2,653	-	-	(8)	(1,432)	352	347	616	(252)	-	2,276
	292,163	756	109	-	(3,472)	989	1,698	(62)		-	292,181

25 Petrobras Argentina subsidiary which, according to CVM Instruction 247/96, was not consolidated for it was operating under restrictions that makes it difficult to transfer resources to shareholders.

Effects of the adoption of international financial reporting standards on the consolidated balance of December 31, 2009

	Balance as released	Loan cost capitalization	Business combinations	Forecast for abandonment	Post-employ expenses benefits	Deferred and revenue	Deferred taxes	Consolidated Inclusion Proportional of CIESA	Other	SE SPEs	Reclassifications	Balance adjusted to the IFRS
12.31.2009

Currente Asset	76,674							327			(2,627)	74,374
RLP Asset	26,380						659	92	(1)		7,793	34,923
Investiments	3,148		2,692			(180)						5,660
Property, equipment and plant	230,231	2,645	(498)	328				173	(9)		(5,790)	227,080
Intangible	6,808	18						683			762	8,271
Deferred	2,366					(2,229)					(137)
	345,607	2,663	2,194	328		(2,409)	659	1,274	(10)			350,308

Current Liabilities	58,030							383	(1,432)	44	(2,196)	54,829
Non current liabilities	126,503		(54)	(106)	(582)	(947)	805	616	(72)	6	2,196	128,365
Shareholder's Equity	159,465	2,494	2,248	434	587	(951)	(158)	21	64			164,204
Minority Interest	1,610	170			(5)	(511)	12	254	1,430	(50		2,910
	345,608	2,664	2,194	328		(2,409)	659	1,274	(10)			350,308

Effects of the adoption of international financial reporting standards on the Parent Company’s financial statements

a) Reconciliation of Shareholders’ Equity

	01.01.2009	12.31.2009
Net profit of the holding company as divulged	144,051	163,879
Loan cost capitalization		2,494
Business combinations	816	2,248
Forecast for well abandonment and area disassembly	1,273	434
Post-employment benefits	580	587
Absorption of subsidiary unsecured liabilities	(4,160)	(3,584)
Deferred taxes	309	(405)
Non-realized profit	(1,526)	(830)
Other	90	86
Net worth of the holding company adjusted to the IFRS	141,433	164,908

b) Reconciliation of the Net Income

03.31.2009
Net profit of the holding company as divulged	6,161
Loan cost capitalization	631
Deferred taxes	(112)
Other	(398)

Net profit of the holding company adjusted to the international accounting standards	6,281

c) Reconciliation with the Consolidated Results

	Shareholders Equity	Net Profit
	12.31.2009	03.31.2009
Holding company adjusted to the international accounting standards	164,908	6,281
Deffered asset after income tax	(704)	10
Consolidated according to IFRS	164,204	6,291

2. Gross Profit Analysis (1Q-2010 x 1Q-2009)

		R$ million
		Change
		1Q-2010 X 1Q-2009
	Gross Profit Analysis - Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market:	- volumes sold	2,298	(986)	1,312
	- domestic prices	(1,165)		(1,165)
. International Market:	- export volumes	(207)	861	654
	- export price	3,197		3,197
	. Increase (decrease) in expenses:(*)		(2,298)	(2,298)
	. Increase (decrease) in profitability of distribution segment	1,611	(1,349)	262
	. Increase (decrease) in profitability of trading operations	1,800	(1,775)	25
	. Increase (decrease) in international sales	1,546	(831)	715
	. FX effect on controlled companies abroad	(1,529)	1,316	(213)
. Other		231	(225)	4
		7,782	(5,287)	2,495

	(*) Expenses Composition:	Value
	- domestic government take	(1,356)
	- import of crude oil and oil products and gas	(427)
	- materials, services, rents and depreciation	(317)
	- transportation: maritime and pipelines (1)	(183)
	- oil products (domestic purchases)	(113)
	- salaries, benefits and charges	(69)
	- non-oil products, including alcohol, biodiesel and other	27
	- third-party services	58
	- nitrogens	82
		(2,298)
(1) Expenses with cabotage, terminals and pipelines.

3. Gross Profit Analysis (1Q-2010 x 4Q-2009)

		R$ million
		Change
		1Q-2010 x 4Q-2009
	Gross Profit Analysis - Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market:	- volumes sold	(236)	88	(148)
	- domestic prices	513		513
. International Market:	- export volumes	1,289	(571)	718
	- export price	571		571
	. (Increase) decrease in expenses:(*)		(385)	(385)
	. Increase (decrease) in profitability of distribution segment	(775)	683	(92)
	. Increase (decrease) in profitability of trading operations	1,043	(1,118)	(75)
	. Increase (decrease) in international sales	15	30	45
	. FX effect on controlled companies abroad	290	(241)	49
. Other		6	(16)	(10)
		2,716	(1,530)	1,186

	(*) Expenses Composition:	Value
	- domestic government take	(258)
	- transportation: maritime and pipelines (1)	(116)
	- salaries, benefits and charges	(76)
	- oil products (domestic purchases)	(66)
	- third-party services	(54)
	- non-oil products, including alcohol, biodiesel and other	(17)
	- import of oil, oil products and gas	93
	- materials, services, rents and depreciation	109
		(385)
	(1) Expenses with cabotage, terminals and pipelines.

Due to the average inventory period of 60 days, international oil and refinery product prices, as well as the impact of the exchange rate on imports and government take are not fully reflected in the cost of goods sold in the actual period, but in the subsequent period.

The chart below shows the estimated impact on COGS:

	4Q09	1Q10	\ (*)
Effect of the weighted average cost (Real MM)	195	271	76
( ) Sales Cost increase

(*) The effect of sale of inventories formed at lower unit costs in previous periods was higher in 1Q-2010 than in 4Q-2009, reflecting the bigger increase in international prices, net of the exchange variation.

4. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 15,569 million.

R$ million
			1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2009 X 2008 (%)
		Economic Contribution - Country
6,542	(6)	Value Added Tax on Sales and Services (ICMS)	6,117	5,758	6
1,828	(17)	CIDE (1)	1,519	1,052	44
3,315	(4)	PASEP/COFINS	3,193	3,028	5
1,971	47	Income Tax & Social Contribution	2,903	2,705	7
513	21	Other	621	668	(7)
14,169	1	Subtotal Country	14,353	13,211	9
960	27	Economic Contribution - Foreign	1,216	1,079	13
15,129	3	Total	15,569	14,290	9

5. Government Take

R$ million
			1st Quarter
4Q-2009	1Q10 X 4Q09 (%)		2010	2009	2009 X 2008 (%)
		Country
2,335		Royalties	2,333	1,646	42
2,672	(2)	Special Participation	2,610	1,278	104
31	3	Surface Rental Fees	32	29	10
17		ANP Agreement			-
5,055	(2)	Subtotal Country	4,975	2,953	68
124	1	Foreign	125	96	30
5,179	(2)	Total	5,100	3,049	67

The government take in the country in 1Q-2010 increased by 68% over 1Q-2009, due to the 49% upturn in the reference price for domestic oil, which averaged R$ 124.27 (US$ 69.00) in 1Q-2010, versus R$ 83.36 (US$ 36.08) in the same period in 2009, reflecting the increase in oil prices on the international market and the higher government take in the Marlim Sul and Marlim Leste fields.

In 1Q-2010, government take in the country declined by 2% over 4Q-2009, due to the reduction in the tax rate in the Albacora Leste, Barracuda and Albacora fields, as well as the stability of the reference price for local oil, based on the international price.

23 CIDE – Economic Domain Contribution Charge.

6. Indebtedness (Graphs)

7. Foreign Exchange Exposure

Assets	R$ million
	03.31.2010	12.31.2009

Current Assets	8,058	5,581
Cash and Cash Equivalents	5,686	4,035
Other Current Assets	2,372	1,546

Non-current Assets	21,324	17,876
Amounts invested abroad by partner companies, in the international segment, in E&P equipments to be used in Brazil and in commercial activities.	20,131	16,759
Long-term Assets	1,193	1,117

Total Assets	29,382	23,457

Liabilities	R$ million
	03.31.2010	12.31.2009

Current Liabilities	(14,204)	(11,978)
Short-term Financing	(12,848)	(10,303)
Suppliers	(702)	(1,088)
Others Current Liabilities	(654)	(587)

Long-term Liabilities	(22,227)	(15,203)
Long-term Financing	(22,216)	(15,125)
Others Long-term Liabilities	(11)	(78)

Total Liabilities	(36,431)	(27,181)

Net Assets (Liabilities) in Reais	(7,049)	(3,724)

( - ) FINAME Loans - dollar indexed reais	(184)	(179)
( - ) BNDES Loans - dollar indexed reais	(25,027)	(25,368)

Net Assets (Liabilities) in Reais	(32,260)	(29,271)

01.01 – IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	01
02 - ISSUANCE ORDER NUMBER	1
03 - CVM REGISTRATION NUMBER
04 - DATE OF REGISTRATION WITH CVM
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PRIVATE
08 - ISSUE DATE	02/15/1998
09 - DUE DATE	02/15/2015
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	TJLP plus 2,5% p.a.
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	10.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	430.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	43.000
16 - DEBENTURES IN CIRCULATION (UNITS)	43.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	08/16/2010

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	02
02 - ISSUANCE ORDER NUMBER	2
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035
04 - DATE OF REGISTRATION WITH CVM	08/30/2002
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	08/01/2002
09 - DUE DATE	08/01/2012
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 11% p.a.
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	750.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	750.000
16 - DEBENTURES IN CIRCULATION (UNITS)	750.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	07/31/2010

14.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01 - ITEM	03
02 - ISSUANCE ORDER NUMBER	3
03 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/037
04 - DATE OF REGISTRATION WITH CVM	10/31/2002
05 - DEBENTURE SERIES ISSUED	1
06 - ISSUE TYPE	SIMPLE
07 - NATURE OF ISSUE	PUBLIC
08 - ISSUE DATE	10/04/2002
09 - DUE DATE	10/01/2010
10 - TYPE OF DEBENTURE	VARIABLE
11 - CURRENT REMUNERATION TERMS	IGPM plus 10,3% per annum
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (REAIS)	1.000,00
14 - AMOUNT ISSUED (IN THOUSANDS OF REAIS)	775.000
15 - NUMBER OF DEBENTURES ISSUED (UNITS)	775.000
16 - DEBENTURES IN CIRCULATION (UNITS)	775.000
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - DEBENTURES FOR PLACEMENT (UNITS)	0
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT	10/01/2010

00951-2 PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01
21.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and the International Financial Reporting Standards - IFRS)

To
The Board of Directors and Shareholders
Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

1. We have reviewed the accounting information included in the individual Quarterly Information - ITR of Petróleo Brasileiro S.A. – Petrobras (“the Company”), comprising the balance sheet and the statements of income, comprehensive income, changes in shareholders’ equity, cash flows and added value and in the Consolidated Quarterly Information of this Company and its subsidiaries, comprising the consolidated balance sheet and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows, both referring to the quarter ended March 31, 2010, which include the notes to the quarterly information and the performance report, which are the responsibility of its management.

2. Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Accountants and the Federal Council of Accountancy - CFC, which comprised, mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material change that should be made to the accounting information included in the individual Quarterly Information of Petróleo Brasileiro S.A. – Petrobras referred to above, for them to be in accordance with the accounting practices adopted in Brazil and rules issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of the Quarterly Information.

4. Based on our review, we are also not aware of any material changes that should be made to the accounting information contained in the Consolidated Quarterly Information of this Company and its subsidiaries referred to above for them to be in accordance with the International Financial Reporting Standards (IFRS), which includes the preparation of the consolidated interim financial reports (IAS 34) issued by the International Accounting Standards Board (IASB).

5. As described in Note 3.2, during 2009 the Brazilian Securities Commission (CVM) approved several pronouncements, interpretations and technical orientations issued by the Accounting Pronouncements Committee (CPC) which are effective for 2010, and changed the accounting practices adapted in Brazil. These changes were adopted by the Company in the preparation of its Quarterly Information for the quarter ended March 31, 2010 and disclosed in Note 3.4. The Quarterly Information related to the year and period of 2009, presented for comparison purposes, were adjusted to include the changes in accounting practices adapted in Brazil in force for 2010.

6. As described in Note 3.1 and in accordance with the CVM Instruction 457/07, the Company and its subsidiaries presented for the first time as of March 31, 2010 their Consolidated Quarterly Information in accordance with International Financial Reporting Standards (IFRS), applicable to the preparation of consolidated interim financial reports (IAS 34) issued by IASB. The Consolidated Quarterly Information of this Company and its subsidiaries related to the year and period of 2009, presented for comparison purposes, were adjusted and are being presented in accordance with the mentioned international accounting standard.

7. Our review was conducted with the purpose of issuing a review report on the accounting information contained in the Consolidated Quarterly Information of this Company and its subsidiaries described in the first paragraph, taken as a whole. The consolidated statement of added value for the quarter ended March 31, 2010 is not required by the international accounting standards issued by IASB and has been included to facilitated additional analysis. This supplementary information was submitted to the same review procedures as applied to the accounting information contained in the Consolidated Quarterly Information of this Company and its subsidiaries and, based on our review, we are not aware of any material change that should be made for it to be adequattes presented in relation to the accounting information presented in the Consolidated Quarterly Information described in the first paragraph, taken as a whole.

Rio de Janeiro, May 14, 2010

KPMG Auditores Independentes
CRC-SP-014428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052428/O-2

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)	1
01	04	GENERAL INFORMATION/ INDEPENDENT ACCOUNTANTS	1
01	05	CURRENT BREAKDOWN OF PAID-IN CAPITAL	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS	2
01	08	DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS DIRECTOR	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	STATEMENT OF INCOME FOR THE QUARTER	8
04	01	04 – STATEMENT OF CASH FLOW	10
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	14
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	16
09	01	CONSOLIDATED STATEMENT OF INCOME	18
10	01	10.01 - CONSOLIDATED STATEMENT OF CASH FLOW	20
06	01	NOTES TO QUARTERLY INFORMATION	21
14	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES	116
20	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTAND RELEVANTS	120

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.